As filed with the Securities and Exchange Commission on May 19, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Janux Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-2289112
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11099 N. Torrey Pines Road, Suite 290

La Jolla, California 92037

(858) 750-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Campbell, Ph.D.

Chief Executive Officer

Janux Therapeutics, Inc.

11099 N. Torrey Pines Road, Suite 290

La Jolla, California 92037

(858) 750-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth J. Rollins Charles S. Kim James Pennington Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Brian J. Cuneo Matthew T. Bush Richard Kim Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$100,000,000	$10,910

(1)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 19, 2021

PROSPECTUS

                Shares

Common Stock

This is the initial public offering of shares of common stock of Janux Therapeutics, Inc. We are selling                 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price will be between $                and $                per share of our common stock.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “JANX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 13 to read about factors you should consider before deciding to invest in shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                 shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2021.

BofA Securities	Cowen	Evercore ISI

H.C. Wainwright & Co.

The date of this prospectus is                     , 2021.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Janux Therapeutics,” “Janux,” “we,” “us,” “our” and similar references in this prospectus refer to Janux Therapeutics, Inc.

Overview

We are an innovative biopharmaceutical company developing next-generation therapeutics based on our proprietary Tumor Activated T Cell Engager (TRACTr) platform technology to better treat patients suffering from cancer. Our initial focus is on developing a novel class of T cell engagers (TCEs), and our lead product candidates are designed to target clinically validated drug targets. While TCE therapeutics have displayed potent anti-tumor activity in hematological cancers, developing TCEs to treat solid tumors has faced challenges due to the limitations of prior TCE technologies, namely (i) overactivation of the immune system leading to cytokine release syndrome (CRS), (ii) on-target, healthy tissue toxicities and (iii) poor pharmacokinetics (PK) leading to short half-life. We are using our TRACTr platform technology to engineer product candidates designed to overcome these limitations. We are developing a broad pipeline with lead programs targeting prostate-specific membrane antigen (PSMA), epidermal growth factor receptor (EGFR), and trophoblast cell surface antigen 2 (TROP2), with all of our programs currently in the preclinical or discovery stage. We expect to submit at least two Investigational New Drug application (IND) submissions by the end of 2022. We expect to initially seek regulatory approval for our product candidates as later lines of therapy in patients with cancer. In subsequent preclinical studies and/or clinical trials, we plan to evaluate our product candidates’ potential for use as earlier lines of therapy. Based on data we have generated in non-human primates (NHPs), we believe our TRACTr product candidates have the potential for (i) significantly reduced risk of toxic CRS responses, (ii) reduced risk of on-target, healthy tissue toxicities, and (iii) improved half-life with once-weekly dosing in humans.

The promise of TCE technologies and their current limitations

TCEs are an emerging class of immunotherapies that bridge a tumor cell and a T cell, to activate and redirect T cells to attack and eliminate tumors. TCEs have demonstrated promising anti-tumor activity in early clinical trials and in multiple animal models that rivals that of chimeric antigen receptor T cell (CAR T cell) therapies, with the distinct advantage that they are not cell therapies, and have the potential to be offered as readily available, off-the-shelf therapies, which would avoid the lengthy, complicated and expensive manufacturing process required for approved autologous CAR T cell therapies. One TCE, blinatumomab, marketed by Amgen as BLINCYTO, has been approved by the U.S. Food and Drug Administration (FDA) and, like the FDA-approved CAR T cell therapies, has been limited to hematological malignancies.

Three properties of existing TCEs have limited their potential to treat solid tumors:

•

Cytokine release syndrome (CRS). CRS arises from the systemic activation of T cells and can result in life-threatening elevations in inflammatory cytokines such as interleukin-6 (IL-6). Severe and acute CRS leading to dose-limiting toxicities and deaths has been observed upon the dosing of TCEs developed using other platforms to treat cancer patients in prior clinical studies. This toxicity severely restricts the maximum blood levels of TCEs that can be safely dosed.

•

On-target, healthy tissue toxicity. On-target, healthy tissue toxicity, arising from expression of the tumor target in healthy tissue and scarcity of highly tumor-selective antigens, is another limitation hindering the development of TCEs to treat solid tumor cancers. TCEs developed using other platforms not designed for tumor-specific activation have resulted in clinical holds and dose-limiting toxicities resulting from target expression in healthy tissues.

•

Short half-lives. TCEs quickly reach sub-therapeutic levels after being administered as they are quickly eliminated from the body due to their short exposure half-lives. For this reason, TCEs such as blinatumomab are typically administered by a low-dose, continuous infusion pump over a period of weeks to overcome the challenge of a short half-life and to maintain therapeutic levels of the drug in the body. This continuous infusion dosing regimen represents a significant burden for patients.

Our TRACTr platform technology

We believe our proprietary TRACTr platform technology offers the potential to expand the breadth of patients that can be treated with TCEs while reducing the risk of life-threatening toxicities. Each of our proprietary TRACTrs is comprised of an antigen-binding domain, a T cell binding domain, domain-optimized peptide masks, an albumin binding domain, and cleavable peptide linkers. The mask is a peptide designed to bind to the tumor or T cell binding domain and inhibit the binding domain’s interaction with its target thereby inhibiting the activation of T cells. The antigen and T cell binding domains in our TRACTr product candidates may be covalently attached to peptide masks that block binding and activity until they are removed. We use proprietary peptide linker sequences composed of tumor protease recognition sites to attach these masks to the antigen binding domains in a way that is designed to make the masks highly sensitive to removal by tumor proteases but highly stable in the absence of these proteases. In addition, we attach an albumin binding domain to one mask, which is designed to extend the half-life of our TRACTr product candidates until they become activated inside a tumor.

While our TRACTr platform technology is novel and unproven and our product candidates remain in the preclinical or discovery stage, our technology is designed to offer the following features for the discovery and development of novel therapies for the treatment of solid tumors:

•

Potential to reduce CRS and on-target, healthy tissue toxicity risk. By engineering our TRACTrs with novel peptide masks that are designed to be selectively activated in the tumor microenvironment, and designed for any activated TCEs to be rapidly cleared from healthy tissue upon escaping from the tumor, our product candidates have the potential to overcome the toxicity challenges of TCEs and systemic immunotherapies in general.

•

Potential for extended half-life of our TRACTrs. We designed our TRACTrs with an albumin binding domain to be stable in the bloodstream and to have a long serum half-life before activation. Our TRACTrs have demonstrated long half-lives in NHPs, which we believe translates to the potential for once-weekly dosing in humans. This is in contrast to first-generation TCEs that are rapidly cleared and require high frequency or continuous dosing.

•

Potential for activity at low levels of target expression. Our TRACTrs are designed to be active at low levels of tumor target expression where other treatment modalities lose efficacy. In preclinical studies, our TRACTrs did not require high levels of tumor target expression to activate T cells to kill cancer cells.

•

Modularity. Our TRACTr platform technology’s modular characteristics enable us to leverage the learnings from the development of our product candidates to progress the discovery process of new TRACTr candidates against a wide variety of targets.

•

Manufacturability. The production, development, and manufacturing processes of our TRACTr molecules closely resemble those used for monoclonal antibodies with the potential for a relatively lower cost of goods.

A schematic of our proprietary TRACTrs in development and their modular components is depicted below.

Our lead programs

Our lead TRACTr product candidates are designed to target PSMA, EGFR, and TROP2. Each of these tumor targets are clinically validated and implicated in solid tumors with high prevalence including metastatic castrate-resistant prostate cancer (mCRPC), colorectal cancer (CRC), squamous cell carcinoma of the head and neck (SCCHN), triple-negative breast cancer (TNBC), urothelial cancer (UC), and non-small cell lung cancer (NSCLC). We anticipate submitting INDs for at least two of these product candidates by the end of 2022. We are also applying our proprietary technology to develop a Tumor Activated Immunomodulator (TRACIr) costimulatory bispecific product candidate against programmed death-ligand 1 (PD-L1) and CD28 designed to further enhance the anti-tumor activity of T cells, which we believe has the potential to be used as a single-agent or in combination with our current TRACTr pipeline. Our pipeline is summarized below:

In addition to our wholly-owned pipeline programs, we have a strategic research collaboration with Merck Sharp & Dohme Corp. (Merck) to develop TRACTr product candidates directed against two cancer targets selected by Merck.

Our TRACTr Programs

We are building a broad portfolio of TRACTr programs led by our PSMA, EGFR and TROP2 targeted TRACTrs.

Our PSMA-TRACTr

Our PSMA-TRACTr is designed to target PSMA, a protein expressed in prostate cancer tumors and the vasculature of other tumors. Prostate cancer is the second most common cancer in men, leading to over 33,000 deaths in the United States in 2020. PSMA is known to be highly expressed in prostate cancer which has led to the development of PSMA-targeted biologics, including TCEs. A third-party clinical trial with a continuously infused PSMA-TCE demonstrated clinical benefit, suggesting the potential of a PSMA-TCE approach. Given the challenges of continuous infusion, other companies are developing TCEs that enable once-weekly dosing. However, clinical trial results have shown dose-limiting CRS toxicities as single agents, highlighting the limitations of traditional TCEs. Efforts to mitigate CRS include combining TCEs with the immunosuppressive agent dexamethasone and/or lower sub-efficacious initial priming doses followed by efficacious doses. These strategies have the potential to either reduce the efficacy of the TCE or to introduce other problems in patients who frequently have multiple pre-existing comorbidities. Our PSMA-TRACTr is designed to generate potent anti-tumor activity in mCRPC patients, by enabling the delivery of higher concentrations of active drug to tumors than traditional TCEs. We believe that our PSMA-TRACTr product candidate has the potential to deliver therapeutic benefits to patients while minimizing serious adverse events (SAEs), including the prevention of dose-limiting CRS. We plan to submit an IND for our PSMA-TRACTr product candidate in the first half of 2022.

Our EGFR-TRACTr

Our EGFR-TRACTr is designed to target EGFR, a well-validated target that is over expressed in many cancer types with multiple approved monoclonal antibodies (mAbs), including ERBITUX, marketed by Eli Lilly and Merck KGaA, for the treatment of CRC and SCCHN, and VECTIBIX, marketed by Amgen and Takeda, for the treatment of CRC. Colorectal cancer represents one tumor type for which EGFR is overexpressed, but over 85 percent of patients do not respond to anti-EGFR mAbs and, of those that do, resistance often develops. We believe that EGFR-directed immunotherapies, including TCEs, have the potential to address this high unmet need. Our EGFR-TRACTr is designed to generate potent anti-tumor activity, initially in CRC patients, by enabling the delivery of higher concentrations of active drug to tumors than traditional TCEs. We believe that our EGFR-TRACTr product candidate has the potential to deliver therapeutic benefits to patients while minimizing SAEs, including the prevention of dose-limiting CRS. We selected a development candidate for our EGFR-TRACTr product candidate in the second quarter of 2021, and we plan to submit an IND in the second half of 2022.

Our TROP2-TRACTr

Our TROP2-TRACTr is designed to target TROP2, a clinically validated anti-tumor target for which there is a recently approved anti-TROP2 antibody-drug conjugate (ADC), sacituzumab govitecan, marketed as TRODELVY by Gilead. TRODELVY has been approved to treat metastatic TNBC and UC. Early clinical proof-of-concept has also been demonstrated in NSCLC and several other solid tumor indications potentially targetable by TROP2, including hormone receptor-positive (HR+)/HER2 breast cancer, small cell lung cancer

(SCLC), gastric cancer, esophageal cancer, head and neck cancer, prostate cancer, and endometrial cancer. However, these ADCs are also associated with significant toxicities that limit dosing. Our TROP2-TRACTr is designed to generate potent anti-tumor activity, initially in TNBC patients, by enabling the delivery of higher concentrations of active drug to tumors than traditional TCEs. We believe that our TROP2-TRACTr has the potential to deliver therapeutic benefits to patients while minimizing SAEs, including the prevention of dose-limiting CRS. We believe that our TROP2-TRACTr has the potential to deliver the potent anti-tumor activity of a TCE to patients who have tumors that overexpress TROP2 while also providing increased safety and dosing convenience. We plan to submit an IND for our TROP2-TRACTr in 2023.

Our PD-L1xCD28 costimulatory bispecific

We are also applying our technology to develop a TRACIr, with our first program being a tumor-activated PD-L1xCD28 T cell costimulatory bispecific. This program is designed to amplify existing T cell anti-tumor responses as well as TRACTr activity through a dual mechanism of (i) blocking tumor-expressed immunosuppressive signaling and (ii) activating T cell costimulatory signaling. Our bispecific molecule is designed to bind to immunosuppressive PD-L1 on tumor cells as well as to the CD28 costimulatory receptor on T cells. We believe that our technology’s potential to convert the checkpoint inhibitory signal into an immune system activation signal via costimulation could stimulate further anticancer activity. Like current checkpoint inhibitors, we believe our costimulatory program could be combined with a variety of classes of therapeutics, including chemotherapeutics as well as other immunotherapies. We have shown that the use of this bispecific led to potent T cell-directed tumor cell killing in cell assays in which a checkpoint inhibitor was ineffective. In addition, our costimulatory program enhanced the potency of tumor cell killing when combined with a TCE. We anticipate selecting a development candidate in 2022.

Our Research Collaboration with Merck Sharp & Dohme Corp.

In December 2020, we entered into a research collaboration and exclusive license agreement with Merck to develop TRACTr product candidates that are distinct from those in our internally developed pipeline. Merck has the right to select up to two collaboration targets related to next generation TCE immunotherapies for the treatment of cancer. Merck will receive an exclusive worldwide license for each selected target and intellectual property from the collaboration. In return, we are eligible to receive up to $500.5 million per target in upfront and milestone payments, plus royalties on sales of the products derived from the collaboration. Merck will provide research funding under the collaboration.

We plan to selectively consider other strategic collaboration opportunities in the future.

Our Team and Investors

Our team has deep experience in oncology drug development and protein engineering. We are led by David Campbell, Ph.D., our founder, President and CEO, who has more than 25 years of experience in executive management and served as CSO or CEO of multiple drug discovery and development companies that have created numerous clinical programs and partnerships with large pharma. These include Sitari Pharmaceuticals (acquired by GlaxoSmithKline), Afraxis (partnered with Genentech), and RQx (partnered with Genentech). Neil Gibson, Ph.D., our Head of Oncology, has over 25 years of drug development experience, including serving as Senior Vice President at BioAtla, CSO at Regulus Therapeutics, CSO and Oncology Therapeutic Area Head at Pfizer Oncology, and CSO at OSI Pharmaceuticals. Neil was involved in the discovery, development, and commercialization of several oncology drugs, including temozolomide, sorafenib, erlotinib, and crizotinib. Tommy Diraimondo, Ph.D., our Director of Research, was the co-founder of Sitari Pharmaceuticals (acquired by GlaxoSmithKline). Charles Winter, SVP of CMC, has more than 25 years of bioprocess experience, having served in CMC leadership roles at Genentech, Gilead, Denali Therapeutics, AnaptysBio, and Synthorx (acquired by Sanofi). At these companies, Charles played key roles in bringing more than 20 molecules into clinical development and six to market, including Avastin, Herceptin, Rituxan, and Xolair.

Since our inception in 2017, we have raised an aggregate of $201 million from leading investors that include, among others, Avalon Ventures, Bregua, Correlation Ventures, OrbiMed and RA Capital Management.

Our Strategy

Our goal is to unleash the potential of our TRACTr platform technology to transform the lives of cancer patients. To achieve this goal, key elements of our strategy include the following:

•	Advance our lead TRACTr programs through clinical development;

•	Broaden our portfolio of TRACTr product candidates;

•	Expand our internal pipeline into logical classes of therapeutics beyond TCEs; and

•	Selectively evaluate opportunities to maximize the potential of our programs in partnership with leading biopharmaceutical companies.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks that you should be aware of before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have a limited operating history, have incurred net losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

•

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

•

Preclinical and clinical development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

•

Our product candidates are based on novel technologies, which make it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

•

We may rely on third parties to conduct, supervise, and monitor our planned clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

•

The market opportunity for our product candidates may be relatively small as it will be limited to those patients who are ineligible for or have failed prior treatments and our estimates of the prevalence of our target patient populations may be inaccurate.

•	We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•	The COVID-19 pandemic and other epidemic diseases could adversely impact our business, including our planned clinical trials, supply chain and business development activities.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our platform technology and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Corporate Information

We were incorporated under the laws of the State of Delaware on June 27, 2017. Our principal executive offices are located at 11099 N. Torrey Pines Road, Suite 290, La Jolla, California 92037, and our telephone number is (858) 750-4700. Our corporate website address is www.januxrx.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Trademarks and Service Marks

“Janux Therapeutics,” “Janux,” the Janux logo and other trademarks, trade names or service marks of Janux Therapeutics, Inc. appearing in this prospectus are the property of Janux Therapeutics, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (JOBS Act), enacted in April 2012, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and therefore we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission (SEC); (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (Exchange Act). We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of common stock from us.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock), based on the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, along with our existing cash: (i) to fund the development of our PSMA-TRACTr product candidate through the completion of the ongoing IND-enabling studies and planned Phase 1 trial in mCRPC patients; (ii) to fund the development of our EGFR-TRACTr product candidate through the completion of the planned IND-enabling studies and planned Phase 1 trial in EGFR overexpressing cancer patients, including CRC patients; (iii) to fund the development of our TROP2-TRACTr program through the completion of the planned IND-enabling studies and planned Phase 1 trial in TROP2 overexpressing cancer patients, including TNBC, UC, and NSCLC patients; (iv) to fund the development of our costimulatory bispecific program through the completion of the planned IND-enabling studies and planned Phase 1 trial in patients with high PD-L1 expressing tumors; and (v) to fund our other research and development activities for our future pipeline, as well as for working capital and other general corporate purposes. See the section of this prospectus titled “Use of Proceeds.”

Risk factors	You should read the section of this prospectus titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“JANX”

Directed share program

At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale, at the initial public offering price, to certain of our directors and officers and certain other parties related to us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the section of this prospectus titled “Underwriting.” The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The number of shares of our common stock to be outstanding after this offering is based on 22,249,439 shares of common stock outstanding as of March 31, 2021 (after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of March 31, 2021 as well as the issuance and subsequent conversion of all of our shares of Series B convertible preferred stock issued and sold in April 2021, into an aggregate of 20,771,642 shares of our common stock immediately prior to the closing of this offering), which includes 519,968 shares outstanding that are subject to our right to repurchase as of such date, and excludes:

•	1,664,045 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, with a weighted-average exercise price of $3.54 per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2021 and through May 19, 2021, with a weighted-average exercise price of $ per share;

•

                shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan (2021 Plan), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including                 shares of common stock reserved for issuance under our 2017 Equity Incentive Plan (Prior Plan), which shares will be added to the 2021 Plan upon its effectiveness); and

•

                shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (ESPP), as well as any automatic annual increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,771,642 shares of our common stock in connection with the closing of this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock;

•	no exercise of the outstanding options described above;

•

the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and the adoption of our amended and restated bylaws upon the closing of this offering; and

•	a one-for- reverse stock split of our common stock to be effected prior to the closing of this offering.

Summary Financial Data

The following tables set forth our summary financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2021 and results of operations for the three months ended March 31, 2020 and 2021. You should read the following summary financial data together with our financial statements and the related notes included elsewhere in this prospectus and the sections in this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that should be expected in any future period.

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Collaboration revenue	$—	$—	$—	$380
Operating expenses:
Research and development	2,999	3,041	549	1,925
General and administrative	772	1,802	277	739

Total operating expenses	3,771	4,843	826	2,664

Loss from operations	(3,771)	(4,843)	(826)	(2,284)
Other expense:
Interest expense – related parties	(233)	(206)	(97)	—
Increase in fair value of convertible promissory notes – related parties	—	(1,735)	(490)	—

Total other expense	(233)	(1,941)	(587)	—

Net loss and comprehensive loss	$(4,004)	$(6,784)	$(1,413)	$(2,284)

Net loss per common share, basic and diluted(1)	$(7.66)	$(9.50)	$(2.20)	$(2.63)

Weighted-average shares of common stock outstanding, basic and diluted(1)	522,582	714,401	641,117	867,434

Pro forma net loss per common share, basic and diluted (unaudited)(2)		$(1.35)		$(0.23)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(2)		5,007,951		9,736,673

(1)	See Note 1 to our financial statements included elsewhere in this prospectus for details on the calculation of our basic and diluted net loss per common share.
(2)

The calculations for the unaudited pro forma net loss per common share, basic and diluted, and the pro forma weighted average shares of common stock outstanding, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	As of March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2) (3)
	(unaudited, in thousands)
Balance Sheet Data:
Cash	$70,769	$195,597	$
Working capital(4)	64,512	189,340
Total assets	71,819	196,647
Convertible preferred stock	77,346	—
Accumulated deficit	(17,023)	(17,023)
Total stockholders’ equity (deficit)	(16,771)	185,403

(1)

The pro forma balance sheet data gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2021 into an aggregate of 12,733,569 shares of our common stock, which will occur immediately prior to the closing of the offering, (ii) the issuance and sale of shares of our Series B convertible preferred stock in April 2021 for aggregate net proceeds of approximately $124.8 million and the subsequent conversion into 8,038,073 shares of our common stock, which will occur immediately prior to the closing of the offering, (iii) the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the closing of this offering and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering.

(2)

The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our receipt of net proceeds from the sale of                 shares of our common stock at the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted balance sheet data is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, each of cash, working capital, total assets and total stockholders’ equity (deficit) by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of cash, working capital, total assets and total stockholders’ equity (deficit) by $             million, assuming no change in the assumed initial public offering price of $                per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Working capital is defined as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock is speculative and involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred net losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

We are an early-stage biopharmaceutical company with a limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. Our operations to date have been limited to organizing and staffing our company, business planning, business development, raising capital, developing and optimizing our technology platform, identifying potential product candidates, undertaking research and preclinical studies for our lead programs, establishing and enhancing our intellectual property portfolio and providing general and administrative support for these operations. All of our product candidates are in preclinical development, and none have been approved for commercial sale. We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, our net losses were $4.0 million, $6.8 million, $1.4 million and $2.3 million, respectively. We expect that it will be several years, if ever, before we have a product candidate ready for regulatory approval and commercialization. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future as we advance our product candidates through clinical development. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant or large enough to achieve profitability. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development and commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations and expect our expenses to increase substantially during the next few years. The development of biopharmaceutical product candidates is capital intensive. As our product candidates enter and advance through preclinical studies and potential clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As of March 31, 2021, we had $70.8 million in cash. Based upon our current operating plan, we estimate that our existing cash, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next                months. However, the expected net proceeds from this offering will not be sufficient to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

We have based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•

the initiation, trial design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of our product candidates, and in particular the IND-enabling studies and planned future clinical trials for PSMA-TRACTr, EGFR-TRACTr and TROP2-TRACTr;

•	the number and characteristics of clinical programs that we pursue;

•	the outcome, timing and costs of seeking FDA, European Medicines Agency (EMA) and any other regulatory approvals for any future drug candidates;

•	the costs of manufacturing our product candidates;

•	the costs associated with hiring additional personnel and consultants as our preclinical, manufacturing and clinical activities increase;

•	the receipt of marketing approval and revenue received from any commercial sales of any of our product candidates, if approved;

•	the cost of commercialization activities for any of our product candidates, if approved, including marketing, sales and distribution costs;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and the financial terms of such agreements;

•	the extent to which we in-license or acquire other products and technologies;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	our costs associated with expanding our facilities or building out our laboratory space;

•	the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic; and

•	the costs of operating as a public company.

Because we do not expect to generate revenue from product sales for many years, if at all, we will need to obtain substantial additional funding in connection with our continuing operations and expected increases in expenses. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. The impact of the COVID-19 pandemic on capital markets may affect the availability, amount and type of financing available to us in the future. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as limitations on our ability to incur additional debt, make capital expenditures or declare dividends.

To the extent we raise funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. For example, we have entered into a collaboration with Merck Sharp & Dohme Corp. (Merck) to develop certain specified product candidates, which contains exclusive license rights in favor of Merck. If Merck decides not to pursue the collaboration, we will not receive the benefit of the milestone and royalty payments that we would otherwise potentially receive pursuant to our collaboration with Merck and accordingly may need to raise capital from other sources. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we cannot predict the timing or amount of increased expenses and cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

We are early in our development efforts and all of our product candidates and research programs are in the preclinical development or discovery stage. We have no history of conducting clinical trials to test our product candidates in humans.

We are early in our development efforts and most of our operations to date have been limited to developing our platform technology and conducting drug discovery and preclinical studies. We have not yet begun clinical trials for any of our product candidates or development programs. Our platform technology and product candidates remain in the preclinical or discovery stage and our product candidates are based on novel technologies. As a result, we have limited infrastructure, experience conducting clinical trials as a company and regulatory interactions, and cannot be certain that our planned clinical trials will be completed on time, if at all, that our planned development programs would be acceptable to the FDA or other comparable foreign regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized.

Because of the early stage of development of our products candidates, our ability to eventually generate significant revenues from product sales will depend on a number of factors, including:

•	completion of additional preclinical studies with favorable results;

•

acceptance of INDs by the FDA or similar regulatory filing by comparable foreign regulatory authorities for the conduct of clinical trials of our product candidates and our proposed design of future clinical trials;

•	successful enrollment in, and completion of, clinical trials and achieving positive results from the trials;

•	demonstrating a risk-benefit profile acceptable to regulatory authorities;

•	receipt of marketing approvals from applicable regulatory authorities, including biologics license applications (BLAs), from the FDA and maintaining such approvals;

•	making arrangements with third-party manufacturers, or establishing manufacturing capabilities for clinical supply and, if and when approved, for commercial supply;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in combination with others;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining third-party coverage and adequate reimbursement;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates; and

•	maintaining a continued acceptable safety profile of any product following approval, if any.

The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our PSMA-TRACTr, EGFR-TRACTr and TROP2-TRACTr candidates, as well as our other product candidates, which may never occur. In the future, we may also become dependent on other product candidates that we may develop or acquire; however, given our early stage of development, it may be several years, if at all, before we have demonstrated the safety and efficacy of a treatment sufficient to warrant approval for commercialization. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Preclinical and clinical development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

Preclinical and clinical development is expensive and can take many years to complete, and their outcome is inherently uncertain. Failure or delay can occur at any time during the drug development process including due to factors outside of our control. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the biopharmaceutical industry have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The results of preclinical and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and initial clinical trials. Notwithstanding any potential promising results in earlier studies, we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

We may experience delays in initiating our future clinical trials for our product candidates and we cannot be certain that the trials or any other future clinical trials for our product candidates will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delay or failure related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our planned clinical trials, or the sufficiency of preclinical data to initiate clinical trials;

•	the size of the study population for further analysis of the study’s primary endpoints;

•	obtaining regulatory approval to commence a trial;

•

reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining institutional review board (IRB) approval at each site;

•	recruiting suitable patients to participate in a trial;

•	having patients complete a trial or return for post-treatment follow-up;

•	addressing patient safety concerns that arise during the course of a trial;

•	addressing any conflicts with new or existing laws or regulations;

•	adding a sufficient number of clinical trial sites; or

•	manufacturing sufficient quantities of product candidate for use in clinical trials.

Our product candidates may be used in combination with other cancer drugs, such as other immuno-oncology agents, monoclonal antibodies or other protein-based drugs or small molecule anti-cancer agents such as targeted agents or chemotherapy, which can cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. Additionally, our product candidates could potentially cause adverse events. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using. As described above, any of these events could prevent us from obtaining regulatory approval or achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products. Because all of our product candidates are derived from our platform technology, a clinical failure of one of our product candidates may also increase the actual or perceived likelihood that our other product candidates will experience similar failures.

Of the large number of products in development, only a small percentage successfully complete the FDA or comparable foreign regulatory authorities’ approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete clinical testing and receive approval of a BLA or foreign marketing application for our product candidates, the FDA or the comparable foreign regulatory authorities may grant approval contingent on the performance of costly additional clinical trials, including post-market clinical trials. The FDA or the comparable foreign regulatory authorities also may approve a product candidate for a more limited indication or patient population than we originally request, and the FDA or comparable foreign regulatory authorities may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would adversely impact our business and prospects.

In addition, the FDA or comparable foreign regulatory authorities may change their policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

Our product candidates are based on novel technologies, which make it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

We have concentrated our research and development efforts on product candidates using our TRACTr platform technology, and our future success depends on the successful development of this approach. We have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates based on our platform technology in clinical trials or in obtaining marketing approval thereafter, and use of our platform technology may not ever result in marketable products. As we have not tested any of our product candidates in humans, and our current data is limited to animal models and preclinical cell lines, the results of our preclinical studies may not translate into humans and many not accurately predict the safety and efficacy of our product candidates in humans. Our approach may be unsuccessful in identifying product candidates for our development programs. We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners or establishing our own commercial manufacturing capabilities, which may prevent us from completing our planned clinical trials or commercializing any products on a timely or profitable basis, if at all. Further, because all of our product candidates and development programs are based on the same platform technology, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

The clinical trial requirements of the FDA, EMA and other comparable foreign regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates.

The immuno-oncology industry is also rapidly developing, and our competitors may introduce new technologies that render our technologies obsolete or less attractive, or limit the commercial value of our product candidates. New technology could emerge at any point in the development cycle of our product candidates. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value and potential of our product candidates.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

If we experience delays in or difficulties enrolling our planned clinical trials, our research and development efforts and business, financial condition and results of operations could be materially adversely affected.

We may not be able to initiate or continue our planned clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment or retention in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our planned clinical trials may compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Further, because our planned clinical trials are in patients with relapsed/refractory cancer, the patients are typically in the late stages of their disease and may experience disease progression independent from our product candidates, making them unevaluable for purposes of the clinical trial and requiring additional patient enrollment.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

As we continue developing our product candidates and initiate any future clinical trials of our product candidates, serious adverse events (SAEs), undesirable side effects, relapse of disease or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the SAEs or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or in which efficacy is more pronounced or durable. Should we observe any SAEs in our planned clinical trials or identify other undesirable side effects or other unexpected findings depending on their severity, our trials could be delayed or even stopped and our development programs may be halted entirely. The class of T Cell engagers (TCEs) has been associated with overactivation of the immune system leading to cytokine release syndrome (CRS) and on-target healthy tissue toxicities, and while we have designed our TRACTr platform technology and product candidates to mitigate these safety risks, until such time as we complete large-scale human trials there can be no assurances that our product candidates will not experience similar effects.

Even if our product candidates initially show promise in early clinical trials, the side effects of biological products are frequently only detectable after they are tested in larger, longer and more extensive clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Sometimes, it can be difficult to determine if the serious adverse or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications. If serious adverse or unexpected side effects are identified during development or after approval and are determined to be attributed to our product candidate, we may be required to develop a Risk Evaluation and Mitigation Strategy (REMS) to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. Product-related side effects could also result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend, withdraw or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•

regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way a product is administered or conduct additional clinical trials;

•	the product may become less competitive, and our reputation may suffer;

•	we may decide to remove the product from the marketplace; and

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties.

Interim, topline and preliminary data from our preclinical studies or planned clinical trials may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our preclinical studies or planned clinical trials, which may be subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our planned clinical trials. Interim, topline, or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary, interim or topline data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to be material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our product candidates and adversely impact our ability to generate revenue, our business and our results of operations.

The development, research, testing, manufacturing, labeling, approval, selling, import, export, marketing, promotion and distribution of drug products are subject to extensive and evolving regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by foreign regulatory authorities, which regulations differ from country to country. Neither we nor any current or future collaborator is permitted to market any of our product candidates in the United States until we receive regulatory approval of a BLA from the FDA.

Obtaining regulatory approval of a BLA can be a lengthy, expensive and uncertain process. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or other foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for FDA approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate.

Results from nonclinical studies and planned clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a product candidate for any or all indications. The FDA may also require us to conduct additional studies or trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program such as the number of subjects in our future clinical trials from the United States.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional nonclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or the applicable foreign regulatory agency’s disagreement with the design or implementation of our planned clinical trials;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that our product candidates are safe and effective for the proposed indication;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement with the interpretation of data from nonclinical studies or clinical trials;

•	our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s or the applicable foreign regulatory agency’s requirement for additional nonclinical studies or clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling and/or the specifications of our product candidates;

•	the FDA’s or the applicable foreign regulatory agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•	the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or other regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete our planned clinical testing and receive approval of a BLA or foreign marketing application for our product candidates, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or in the case of the FDA, the implementation of a REMS, which may be required to ensure safe use of the drug after approval. The FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or a narrower patient population than we originally requested, and the FDA or applicable foreign regulatory agency may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

Even if we obtain regulatory approval for our product candidates, they will remain subject to ongoing regulatory oversight. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Even if we obtain regulatory approval for any of our product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacture processes (cGMP) regulations, as well as GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Such regulatory requirements may differ from country to country depending on where we have received regulatory approval.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include:

•	issuing warning or untitled letters;

•

mandating modifications to promotional materials or require us to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

•	seeking an injunction or imposing civil or criminal penalties or monetary fines;

•	suspension or imposition of restrictions on operations, including product manufacturing;

•	seizure or detention of products, refusal to permit the import or export of products or request that we initiate a product recall;

•	suspension, modification or withdrawal of our marketing authorizations;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to applications submitted by us;

•	refusal to permit the import or export of products; or

•	requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization.

Moreover, the FDA and other regulatory authorities strictly regulates the promotional claims that may be made about biologic products. In particular, while physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations and prospects.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could harm our business, financial condition, results of operations and prospects.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Separately, in response to the global COVID-19 pandemic, the FDA and regulatory authorities outside the United States have and may adopt restrictions or other policy measures in response to the COVID-19 pandemic that divert resources and delay their attention to any submissions we may make. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our discovery and development on select product candidates and indications. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we believe could be pursued using our platform technology. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be successful in our efforts to identify or discover additional product candidates in the future.

Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our inability to design such product candidates with the properties that we desire; or

•

potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable additional candidates for preclinical and clinical development, our opportunities to successfully develop and commercialize therapeutic products will be limited.

Risks Related to Manufacturing, Commercialization and Reliance on Third Parties

We may rely on third parties to conduct, supervise, and monitor our planned clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or planned clinical trials ourselves. As a result, we are and expect to remain dependent on third parties to conduct our preclinical studies and any future clinical trials of our product candidates. The timing of the initiation and completion of these studies and trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal requirements, and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GLP and GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of preclinical study sites, trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GLP or GCP requirements, the data generated in our preclinical studies and planned clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional preclinical or clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of COVID-19, including quarantines and shelter-in-place orders. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or any comparable foreign regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

We plan to contract with third parties for the manufacturing and supply of certain of our product candidates for use in preclinical testing and planned clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity.

We do not have any manufacturing facilities. We produce in our laboratory relatively small quantities of product for evaluation in our research programs. We plan to rely on third parties for the manufacture of our product candidates for clinical testing and we will continue to rely on such third parties for commercial manufacture if any of our product candidates are approved. We currently have limited manufacturing arrangements and expect that each of our product candidates will only be covered by single source suppliers for the foreseeable future. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s Good Laboratory Practice regulations and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. The facilities and quality systems of our third-party contract manufacturers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We do not control the manufacturing activities of, and are completely dependent on, our contract manufacturers for compliance with cGMP regulations.

In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, including due to the impact of the COVID-19 pandemic, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third-party, which we may not be able to do on commercially reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these product candidates or methods. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to or voluntarily change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines and that the product produced is equivalent to that produced in a prior facility. The delays associated with the verification of a new manufacturer and equivalent product could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our or a third-party’s failure to execute on our manufacturing requirements, do so on commercially reasonable terms and timelines and comply with cGMP requirements could adversely affect our business in a number of ways, including:

•	inability to meet our product specifications and quality requirements consistently;

•	an inability to initiate or continue preclinical studies or clinical trials of our product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates, if at all;

•	loss of the cooperation of future collaborators;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

Manufacturing our product candidates is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing our product candidates is complex and require the use of innovative technologies to handle living cells. Manufacturing these products requires facilities specifically designed for and validated for this purpose and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at manufacturing facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency, significant lead times and timely availability of raw materials. Even if we obtain marketing approval for any of our product candidates, there is no assurance that we or our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Due to the early nature of our product candidates, the drug product may not be stable over time causing changes to be made to the manufacturing or storage process which may result in delays or stopping the development of the product candidate.

Changes in methods of product candidate manufacturing may result in additional costs or delays.

As product candidates progress through preclinical to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize yield, manufacturing batch size, change drug product dosage form, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate revenue.

Any approved products may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and physicians may continue to rely on these treatments. Most of our product candidates target mechanisms for which there are limited or no currently approved products, which may result in slower adoption by physicians, patients and payors. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•

the availability of coverage and adequate reimbursement from third-party payors, and the willingness of patients to pay out of pocket in the absence of coverage or limited third-party payor reimbursement;

•	the strength of marketing and distribution support; and

•	the prevalence and severity of any side effects.

We may not be able to successfully commercialize our product candidates, if approved, due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process, with uncertain results, that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may not be available, or may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy among third-party payors for coverage and reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement are critical to a new product’s acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (CMS) revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Hospital Outpatient Prospective Payment System, which may result in reduced Medicare payments.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed, and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the Affordable Care Act) signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA) which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action, court decisions or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If any approved products are subject to biosimilar competition sooner than we expect, we will face significant pricing pressure and our commercial opportunity will be limited.

The market opportunity for our product candidates may be relatively small as it will be limited to those patients who are ineligible for or have failed prior treatments and our estimates of the prevalence of our target patient populations may be inaccurate.

Cancer therapies are sometimes characterized as first line, second line, or third line, and the FDA customarily approves new therapies only for a second line or later lines of use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapies, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules or a combination of these. Third line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. We expect to initially seek approval of our product candidates in most instances at least as a second line therapy. Subsequently, depending on the nature of the clinical data and experience with any approved products or product candidates, if any, we may pursue approval as an earlier line therapy and potentially as a first line therapy. But there is no guarantee that our product candidates, even if approved as a second or subsequent line of therapy, would be approved for an earlier line of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

Our projections of both the number of people who have PSMA, EGFR, TROP2 or HER2 expression, are based on our assumptions and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Consequently, even if our product candidates are approved for a second or third line of therapy, the number of patients who may be eligible for treatment with our product candidates may turn out to be much lower than expected. In addition, we have not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If any of our product candidates are approved for marketing and commercialization and we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we will be unable to successfully commercialize our product candidates if and when they are approved.

We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize future products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product portfolios; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of these product revenue to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market any future products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

Risks Related to Our Collaborations and Other Strategic Agreements

Our existing collaboration with Merck is important to our business. If Merck ceases development efforts under our existing or future collaboration agreements, or if any of those agreements are terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.

We have entered into collaboration with Merck to develop certain specified product candidates. All of our revenue to date has been derived from our existing collaboration agreement with Merck, and a significant portion of our near-term future revenue is expected to be derived from this agreement or other similar agreements into which we may enter in the future. Revenue from research and development collaborations depends upon continuation of the collaborations, payments for research and development services and product supply, and the achievement of milestones, contingent payments and royalties, if any, derived from future products developed from our research. If we are unable to successfully advance the development of our product candidates or achieve milestones, revenue and cash resources from milestone payments under our collaboration agreement will be substantially less than expected.

We are unable to predict the success of our collaborations and we may not realize the anticipated benefits of our strategic collaborations. Our collaborators have discretion in determining and directing the efforts and resources, including the ability to discontinue all efforts and resources, they apply to the development and, if approval is obtained, commercialization and marketing of the product candidates covered by such collaborations. As a result, our collaborators may elect to de-prioritize our programs, change their strategic focus or pursue alternative technologies in a manner that results in reduced, delayed or no revenue to us. Our collaborators may have other marketed products and product candidates under collaboration with other companies, including some of our competitors, and their corporate objectives may not be consistent with our best interests. Our collaborators may also be unsuccessful in developing or commercializing our products. If our collaborations are unsuccessful, our business, financial condition, results of operations and prospects could be adversely affected. In addition, any dispute or litigation proceedings we may have with our collaborators in the future could delay development programs, create uncertainty as to ownership of intellectual property rights, distract management from other business activities and generate substantial expense.

Moreover, to the extent that any of our existing or future collaborators were to terminate a collaboration agreement, we may be forced to independently develop these product candidates, including funding preclinical studies or planned clinical trials, assuming marketing and distribution costs and defending intellectual property rights, or, in certain instances, abandon product candidates altogether, any of which could result in a change to our business plan and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not realize the benefits of any acquisitions, collaborations, in-license or strategic alliances that we enter into.

We have entered into a research collaboration and exclusive license agreement with Merck and in the future may seek and form strategic alliances, create joint ventures or additional collaborations, or enter into acquisitions or licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into acquisition or in-license agreements or strategic partnerships, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, or if there are materially adverse impacts on our or the counterparty’s operations resulting from COVID-19, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.

We may wish to form additional collaborations in the future with respect to our product candidates, but may not be able to do so or to realize the potential benefits of such transactions, which may cause us to alter or delay our development and commercialization plans.

We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of those product candidates, including in territories outside the United States or for certain indications. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third-party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third-party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our technologies, product candidates and market opportunities. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Our product candidates may also require specific components to work effectively and efficiently, and rights to those components may be held by others. We may be unable to in-license any compositions, methods of use, processes or other third party intellectual property rights from third parties that we identify. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Risks Related to Our Industry and Business Operations

The COVID-19 pandemic and other epidemic diseases could adversely impact our business, including our planned clinical trials, supply chain and business development activities.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. Since then, the virus has spread to most countries across the world, including all 50 states within the United States, resulting in the World Health Organization characterizing COVID-19 as a pandemic. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses and schools have been suspended as part of quarantines and other measures intended to contain this pandemic. As the COVID-19 pandemic continues to spread around the globe, or if new epidemic diseases arise in the future, we may experience disruptions that could severely impact our business and planned clinical trials, including:

•	interruption or delays in our operations, which may impact our ability to conduct and produce preclinical results required for submission of an IND;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays or difficulties in enrolling patients in our planned clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

delays in clinical sites receiving the supplies and materials needed to conduct our planned clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

•

changes in local regulations as part of a response to the COVID-19 pandemic or other epidemic diseases which may require us to change the ways in which our planned clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

•

risk that participants enrolled in our clinical trials will acquire COVID-19 or other epidemic disease while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events; and

•	refusal of the FDA to accept data from clinical trials in affected geographies.

These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our planned clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the COVID-19 pandemic or other epidemic diseases adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.

We may not be able to maintain product liability insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claims, or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Patients with cancer and other diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our products, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct substantially all of our operations remotely and at our facilities in La Jolla, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of May 15, 2021, we had 16 employees. As we advance our research and development programs, we will be required to further increase the number of our employees and the scope of our operations, particularly in the areas of research and clinical development, medical affairs, general and administrative matters relating to being a public company, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage any future growth, we must:

•	identify, recruit integrate, maintain and motivate additional qualified personnel;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates, both as monotherapy and in combination with other therapeutics; and

•	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.

The development and commercialization of new products is highly competitive. We largely compete in the segments of the pharmaceutical, biotechnology and other related markets that develop immunotherapies for the treatment of cancer. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, if ever, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. Moreover, with the proliferation of new drugs and therapies into oncology, we expect to face increasingly intense competition as new technologies become available. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete, less competitive or uneconomical.

Other products that are similar to our product candidates have already been approved and other products in the same class are further along in development. As more product candidates within a particular class of biopharmaceutical products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenue and financial condition would be materially and adversely affected.

Specifically, there are many companies pursuing a variety of approaches to immuno-oncology treatments, including including large pharmaceutical and biotechnology companies, such as AbbVie, Amgen, AstraZeneca/MedImmune, Bristol-Myers Squibb, Johnson & Johnson, Merck, Novartis, Pfizer and Roche/Genentech. Other companies using PSMA-targeting therapeutics for the treatment of cancer include Amgen, Harpoon Therapeutics, Regeneron Pharmaceuticals, Poseida Therapeutics, Sorrento Therapeutics, Tmunity Therapeutic, Crescendo Biologics, Novartis AG and Bayer. We also face competition from biologic prodrug developers such as Akrevia Therapeutics Inc., Amunix Pharmaceuticals, Inc., Bayer AG, BioAtla, LLC, Chugai Pharmaceutical Co., Ltd., CytomX Therapeutics, Inc., Genentech, Inc., Harpoon Therapeutics, Inc., Nektar Therapeutics, Pandion Therapeutics, Inc., Revitope Oncology, Inc., Roche Holding AG and Seattle Genetics Inc.

Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.

The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Under legislation enacted in 2017, informally titled the Tax

Cuts and Jobs Act (the Tax Act) as modified by legislation enacted on March 27, 2020, titled the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), U.S. federal net operating losses (NOLs) incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely to offset future taxable income, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

As of December 31, 2020, we had $12.5 million of U.S. federal NOLs and $12.5 million of state NOLs. Of the total federal NOLs, $12.0 million has an indefinite carryforward period. The remaining federal and total state NOLs have a 20-year carryforward period, and will begin to expire in 2037 unless previously utilized. Our NOL carryforwards are subject to review and possible adjustment by the U.S. and state tax authorities.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change NOL carryforwards and certain other tax attributes to offset its post-change income or taxes may be limited. This could limit the amount of NOLs or other applicable tax attributes that we can utilize annually to offset future taxable income or tax liabilities. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs and other applicable tax attributes carried forward may further affect the limitation in future years. We have not undertaken a Section 382 study, and it is possible that we have previously undergone one or more ownership changes so that our use of net operating losses is subject to limitation. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California has imposed limits on the usability of California state NOL carryforwards to offset taxable income in tax years beginning after 2019 and before 2023. As a result, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, transparency laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Although we do not currently have any products on the market, our operations may be, directly or indirectly through our prescribers, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. Healthcare providers and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers and other parties through which we may market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the U.S. federal false claims, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the U.S. Federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•

the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives;

•

analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may charge for such product candidates.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval.

In March 2010, the Affordable Care Act was enacted, which includes measures that have significantly changed the way health care is financed by both governmental and private insurers. There have been executive, judicial and congressional challenges to certain aspects of the Affordable Care Act. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the Affordable Care Act. Further, although the Supreme Court has not yet ruled on the constitutionality of the Affordable Care Act, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is also unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the Affordable Care Act or our business. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless Congress takes additional action.

Recently, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control costs pharmaceutical and biological products. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and our collaborators and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their covered subcontractors that perform services for them that involve the creation, receipt, maintenance, transmission, use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of such individually identifiable health information. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements.

Furthermore, California recently enacted the California Consumer Privacy Act (the CCPA) which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (CPRA) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. At this time, we do not collect personal information relating to residents of California but should we begin to do so, the CCPA and CPRA may impose new and burdensome privacy compliance obligations on our business and will raise new risks for potential fines and class actions.

Foreign data protection laws, including the EU General Data Protection Regulation (the GDPR), may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, imposes strict requirements for processing the personal data in the context of the activities of an establishment in the European Economic Area (EEA) and any processing relating to the offering of goods or services to individuals within the EEA and/or monitoring of their behavior in the EEA, including clinical trial data, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue for the preceding financial year. The GDPR imposes strict requirements in respect of the processing of personal data, including stringent requirements relating to obtaining consent, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, from January 1, 2021, notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (UK GDPR) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. This can expose organisations to two parallel regimes where the UK GDPR and EU GDPR both apply. For example, the UK GDPR provides for the potential imposition of fines for non-compliance equivalent to those under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of annual global revenue for the preceding financial year. Furthermore, in general terms, there will now be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. In addition, it is unclear how data transfers from the EEA to the United Kingdomwill be regulated. Currently there is a grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest during which the United Kingdom is treated like an EU member state in relation to transfers of personal data. After such period, the United Kingdom will be a “third country” under the GDPR (and transfers of data from the EEA to the United Kingdom will require a ‘transfer mechanism’ such as the Standard Contractual Clauses) unless the European Commission adopts an adequacy decision. The European Commission published draft adequacy decisions on February 19, 2021, however these are subject to further review and it remains to be seen whether or when any such decisions will be adopted. At this time, we do not believe we are subject to the GDPR or the UK GDPR, but should this change, the GDPR and the UK GDPR will increase our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with such protection rules.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose such information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platform technology and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

We rely upon a combination of patents, know-how and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.

Our success depends in large part on our ability to obtain and maintain patent protection for our platform technology, product candidates and their uses, as well as our ability to operate without infringing the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner, including delays as a result of the COVID-19 pandemic impacting our operations. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign countries, or that any claims that issue from our patent applications will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending patent applications may be challenged in patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or our issued patents may be subject to post-grant review (PGR) proceedings, oppositions, derivations, reexaminations, or inter partes review (IPR) proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own know-how, and if the license is not available on commercially-viable terms, then we may not be able to launch our product. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, and this scenario could materially adversely affect our business, financial condition and results of operations.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have pending U.S. and Patent Cooperation Treaty patent applications in our portfolio; however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•

whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries; and/or

•

whether, as the COVID-19 pandemic continues to spread around the globe, we may experience patent office interruption or delays to our ability to timely secure patent coverage to our product candidates.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or may exclusively license;

•	we or future licensors or collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•

it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•

we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that directed to our product candidates or uses thereof in the United States or in other foreign countries;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•

the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these or similar events occur, they could significantly harm our business, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We are currently party to an in-license agreement under which we were granted rights to manufacture certain components of our product candidates. If we breach our obligations under this and future license agreements, we may be required to pay damages, lose our rights to these technologies or both, which would adversely affect our business and prospects.

We rely, in part, on license and other strategic agreements, which subject us to various obligations, including payment obligations for achievement of certain milestones on product sales. For example, we have licensed a cell line to manufacture these products under an agreement with WuXi Biologics. If we fail to comply with the obligations under our license agreements, including as a result of COVID-19 impacting our operations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may experience significant delays, difficulties, and costs in developing new cell lines and identifying an alternative source to manufacture components of our candidate products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.

In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing intellectual property involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the creation or use of licensed intellectual property by us alone or with our licensors and partners;

•	the right to control prosecution, maintenance, enforcement, and defense of the licensed patents and improvements thereof;

•	the scope and duration of our payment obligations; and

•	the priority of invention of patented technology.

If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described herein. If we or our licensor fail to adequately protect this intellectual property, our ability to develop, manufacture, or commercialize products could suffer.

In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant research programs or product candidates and our business, financial condition, results of operations and prospects could suffer.

In the future, we may need to obtain licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently own intellectual property directed to our product candidates and other proprietary technologies. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.

Moreover, some of our owned patent applications or future patents may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates. We cannot be certain that our product candidates and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We are currently aware of a third party European patent that may cover our products. However, we believe such patent to be invalid and several of our competitors operating in our general technology area are currently challenging the validity of such patent. In any event, we do not plan to launch any product in Europe before the expiration of such patent. Third parties may assert infringement claims against us based on existing or future intellectual property rights. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing candidate product or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing candidate product or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our investigational products or force us to cease some of our business operations, which could materially harm our business.

We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, might assert are infringed by our current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates and other proprietary technologies we may develop, could be found to be infringed by our product candidates. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. The pharmaceutical and biotechnology industries have produced a considerable number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

If we are found to infringe a third-party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third-party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, and could divert the time and attention of our technical personnel and management, cause development delays, and/or require us to develop non-infringing technology, which may not be possible on a cost-effective basis, any of which could materially harm our business. In the event of a successful claim of infringement against us, we may have to pay substantial monetary damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees, redesign our infringing drug or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our preclinical studies, initiate and continue planned clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the pharmaceutical industry, in addition to our employees, in the future we may engage the services of consultants to assist us in the development of our product candidates. Many of these potential consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned patents that issue in the future. Patent reform legislation in the United States and other countries, including the

Leahy-Smith America Invents Act (the Leathy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or that we may license in the future, if any, by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we expect to rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how, and information. We further seek to protect our potential trade secrets, proprietary know-how, and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be harmed.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date excluding U.S. provisional patent applications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, the term of a patent can be increased by patent term adjustment, which is based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The term of a United States patent may also be shortened if the patent is terminally disclaimed over an earlier-filed patent. A patent term extension (PTE) based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the PTE does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous PTEs in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain PTE or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration and may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Risks Related to Our Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon the closing of this offering or, if it does develop, it may not be sustainable. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	adverse results or delays in pre-clinical studies or future clinical trials;

•	results from our future clinical trials with our future product candidates or of our competitors;

•	failure to commercialize our product candidates;

•	unanticipated serious safety concerns related to immuno-oncology or related to the use of our product candidates;

•

changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•

any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to future product candidates or clinical development programs;

•	our failure to achieve product development goals in the timeframe we announce;

•	announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	developments with respect to our intellectual property rights;

•	overall performance of the equity markets;

•	the economy as a whole and market conditions in our industry;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the published opinions and third-party valuations by banking and market analysts;

•	political uncertainty and/or instability in the United States;

•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many immuno-oncology companies. Stock prices of many immuno-oncology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading prices for common stock of other biopharmaceutical companies have also been highly volatile as a result of the COVID-19 pandemic.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of May 15, 2021, our executive officers, directors, five percent stockholders and their affiliates beneficially owned approximately 84.3% of our voting stock and, upon closing of this offering, that same group will beneficially own approximately                 % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of any shares of common stock by such holders in this offering). Four of our seven directors were appointed by our significant stockholders pursuant to our amended and restated voting agreement, which will terminate upon the closing of this offering. Therefore, even after this offering, these stockholders will have the ability to influence us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. After this offering, we will have                 outstanding shares of our common stock, based on the number of shares outstanding as of March 31, 2021. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and lock-up agreements, as more fully described in the section of this prospectus titled “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus, in addition to shares issuable pursuant to outstanding options. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the Securities Act) and various vesting agreements.

After the closing of this offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock subject to outstanding options and reserved for future issuance under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff, lock-up agreements and various vesting agreements.

BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C., may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $                 per share as of March 31, 2021, based on the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, upon vesting of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock. See the section of this prospectus titled “Dilution” for additional information.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner, we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to our 2021 Plan, we will be authorized to grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 through January 1, 2031, in an amount equal to the lesser of (i)                 % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of each automatic increase; or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1st. In addition, pursuant to our ESPP, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 through January 1, 2031, by the lesser of (i)      % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of each automatic increase, and (ii)                 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively or in ways that increase the value of our share price.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering, but we currently expect such uses will include advancing our pre-clinical product candidates into clinical trials and combination trials, advancing our research product candidates into clinical development, supporting our ongoing drug discovery efforts and supporting our growing infrastructure and needs in operating as a public company. We will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and you and other stockholders may disagree with how we spend or invest these proceeds. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section of this prospectus titled “Description of Capital Stock.”

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the closing of this offering, will provide, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.

Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the closing of this offering, will provide, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers, or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective in connection with the closing of this offering, will provide, that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including any complaint against the underwriters of any offering giving rise to such claim. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our current amended and restated certificate of incorporation, and our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective in connection with the closing of this offering. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits and result in increased costs for investors to bring a claim. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find either exclusive forum provision contained in our current amended and restated certificate of incorporation, or our amended and restated certificate of incorporation or amended and restated bylaws, which will become effective in connection with the closing of this offering, to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could seriously harm our business.

Participation in this offering by our directors, officers, existing stockholders and/or their affiliates would reduce the available public float of our shares.

If any of our directors, officers, existing stockholders and/or their affiliates purchase shares in this offering, such purchases would reduce the available public float of our common stock because such purchasers would be restricted from selling such shares during the 180-day period following this offering and thereafter may be subject to volume limitations pursuant to restrictions under applicable securities laws. As a result, any purchase of shares by our directors, officers, existing stockholders and/or affiliates in this offering will reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not directors, officers, existing stockholders and/or our affiliates.

General Risk Factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Emerging growth companies and smaller reporting companies are exempted from certain of these requirements, but we may be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations and prospects. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of the Nasdaq Global Market, the rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We anticipate that the process of building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

As a public company, we will be subject to reporting and other obligations under the Exchange Act, including the requirements of SOX Section 404, which require annual management assessments of the effectiveness of our internal control over financial reporting.

The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We intend to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use, or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our product candidates’ development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed.

We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of pre-clinical study data or future clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters and main research facility are located in the county of San Diego, California, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us from using all or a significant portion of our headquarters or research facility, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations (collectively, Trade Laws) prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies, and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We may not be able to protect our intellectual property rights throughout the world.

Patent protection is available on a national or regional level. Filing, prosecuting and defending patents throughout the world and on all of our product candidates would be prohibitively expensive. As such, our intellectual property rights outside the United States may not extend to all other possible countries outside the United States and we may not be able to prevent third parties from practicing our inventions in countries outside the United States where we do not have patent protection, or from selling in and importing products into other jurisdictions made using our inventions in such countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products or technology and may export otherwise infringing products or technology to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Further, the legal systems of certain countries particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any such lawsuits that we initiate and the damages and other remedies awarded, if any, may not be commercially meaningful.

Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. We plan to enter into contract research and manufacturing relationships with organizations that operate in certain countries that are at heightened risk of theft of technology, data and intellectual property, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties at nominal or no consideration. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third-party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government agencies or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

In addition, as an “emerging growth company” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we later irrevocably elect not to avail ourselves of this exemption. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the closing of this offering, (2) in which we have total annual gross revenue of at least $1.07 billion or (3) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company, which would allow us to take advantage of many of the same exemptions available to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation. We will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, research and development, planned clinical trials and preclinical studies, the timing and likelihood of regulatory filings and approvals for our product candidates, our ability to commercialize our product candidates, the potential benefits of collaborations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions described in the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Other sections of this prospectus may include additional factors that could harm our business and financial performance. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and industry publications and surveys. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $                 million (or approximately $                 million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us by $                million, assuming no change in the assumed initial public offering price of $                per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate potential future access to the public equity markets. We anticipate that we will use the net proceeds of this offering, along with our existing cash, as follows:

•	approximately $ million to fund the development of our PSMA-TRACTr product candidate through the completion of the ongoing IND-enabling studies and planned Phase 1 trial in mCRPC patients;

•

approximately $                million to fund the development of our EGFR-TRACTr product candidate through the completion of the planned IND-enabling studies and planned Phase 1 trial in EGFR overexpressing cancer patients, including CRC patients;

•

approximately $                million to fund the development of our TROP2-TRACTr program through the completion of the planned IND-enabling studies and planned Phase 1 trial in TROP2 overexpressing cancer patients, including TNBC, UC, and NSCLC patients;

•

approximately $                million to fund the development of our Costimulatory Bispecific program through the completion of the planned IND-enabling studies and planned Phase 1 trial in patients with high PD-L1 expressing tumors; and

•	the remaining proceeds to fund our other research and development activities for our future pipeline, as well as for working capital and other general corporate purposes.

We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

Based on our current operating plan, we estimate that our existing cash as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next      months.

Our expected use of net proceeds from this offering described above represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions continue to evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. Further, due to the uncertainties associated with the drug development process, it is difficult to predict the cost and timing required to complete our development programs. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress, cost and results of our preclinical and clinical development programs, our ability to obtain additional financing, whether we are able to enter into future strategic collaborations, licensing or other arrangements, and other factors described in the section of this prospectus titled “Risk Factors,” as well as the amount of cash used in our operations and any unforeseen cash needs. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Our existing cash as of the date of this prospectus, together with the estimated net proceeds from this offering, will not be sufficient to fund development of our product candidates through regulatory approval and commercialization. To obtain the capital necessary to fund our product candidates through regulatory approval and commercialization, we expect to finance our cash needs through public or private equity offerings, debt financings and/or other capital sources which may include strategic collaborations, licensing arrangements or other arrangements with third parties.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock as of March 31, 2021 into an aggregate of 12,733,569 shares of our common stock, which will occur immediately prior to the closing of the offering, (ii) the issuance and sale of shares of our Series B convertible preferred stock in April 2021 for aggregate net proceeds of approximately $124.8 million and the subsequent conversion into 8,038,073 shares of our common stock, which will occur immediately prior to the closing of the offering, (iii) the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the closing of this offering and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our sale of                  shares of our common stock in this offering at the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. The following table should be read together with the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited, in thousands, except share and per share amounts)
Cash	$70,769	$195,597	$

Convertible preferred stock, $0.001 par value; 12,733,569 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$77,346	$—	$
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 17,000,000 shares authorized, 1,477,797 shares issued and 957,829 shares outstanding (excluding 519,968 shares subject to repurchase), actual; 200,000,000 shares authorized, 22,249,439 shares issued and 21,729,471 shares outstanding (excluding 519,968 shares subject to repurchase), pro forma; shares authorized, shares issued and shares outstanding (excluding 519,968 shares subject to repurchase), pro forma as adjusted.	1	22
Additional paid-in capital	251	202,404
Accumulated deficit	(17,023)	(17,023)

Total stockholders’ equity (deficit)	(16,771)	185,403

Total capitalization	$60,575	$185,403	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, each of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, each of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $             million, assuming no change in the assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 22,249,439 shares of common stock outstanding as of March 31, 2021 (after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of March 31, 2021 as well as the issuance and subsequent conversion of all of our shares of Series B convertible preferred stock issued and sold in April 2021, into an aggregate of 20,771,642 shares of our common stock immediately prior to the closing of this offering), which includes 519,968 shares outstanding that are subject to our right to repurchase as of such date, and excludes:

•	1,664,045 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, with a weighted-average exercise price of $3.54 per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2021 and through May 19, 2021, with a weighted-average exercise price of $ per share;

•

                shares of common stock reserved for future issuance under our 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including                 shares of common stock reserved for issuance under our Prior Plan, which shares will be added to the 2021 Plan upon its effectiveness); and

•

                shares of common stock reserved for future issuance under our ESPP, as well as any automatic annual increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of March 31, 2021 was $(16.8) million, or $(11.35) per share of our common stock. Our historical net tangible book deficit is the amount of our total tangible assets less our total liabilities and convertible preferred stock. Historical net tangible book deficit per share represents our historical net tangible book deficit divided by the number of shares of our common stock outstanding as of March 31, 2021 (including 519,968 shares subject to our right to repurchase).

Our pro forma net tangible book value as of March 31, 2021 was $185.4 million, or $8.33 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2021 into an aggregate of 12,733,569 shares of our common stock, which will occur immediately prior to the closing of the offering, as well as the issuance and sale of our Series B convertible preferred stock in April 2021 for aggregate net proceeds of $124.8 million and subsequent conversion of all of our shares of Series B convertible preferred stock into an aggregate of 8,038,073 shares of our common stock, which will occur immediately prior to the closing of this offering, and the related reclassification of the carrying value of the convertible preferred stock to permanent equity in connection with the closing of this offering. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the number of shares of our common stock outstanding as of March 31, 2021, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of                  shares of our common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $                 million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution of $             in pro forma as adjusted net tangible book value per share to investors purchasing common stock in this offering.

Dilution per share to investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of March 31, 2021	$(11.35)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs	19.68

Pro forma net tangible book value per share as of March 31, 2021	8.33
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors purchasing shares in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $                 and dilution per share to investors purchasing shares in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $                 and decrease the dilution per share to investors participating in this offering by $                , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $                 and increase the dilution per share to investors participating in this offering by $                , assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $                 per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $                 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $                 to investors purchasing common stock in this offering, assuming an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the weighted average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming no purchases of any shares of common stock in this offering by existing stockholders):

	Shares Purchased			Total Consideration				Weighted- Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders before this offering			%	$			%	$
Investors purchasing shares in this offering			%	$			%	$

Total		100.0%			$	100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the total consideration paid by investors participating in this offering by $                 million and, in the case of an increase, would increase the percentage of total consideration paid by investors participating in this offering to                 % and, in the case of a decrease, would decrease the percentage of total consideration paid by investors participating in this offering to                 %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors participating in this offering by $                million and, in the case of an increase, would increase the percentage of total consideration paid by investors participating in this offering to                % and, in the case of a decrease, would decrease the

percentage of total consideration paid by investors participating in this offering to                %, assuming that the assumed initial public offering price remains the same.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to                 % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by investors participating in the offering would be increased to                 % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables above (other than the historical net tangible book deficit calculation) are based on 22,249,439 shares of common stock outstanding as of March 31, 2021 (after giving effect to the conversion of all of our shares of convertible preferred stock outstanding as of March 31, 2021 as well as the issuance and subsequent conversion of all of our shares of Series B convertible preferred stock issued and sold in April 2021, into an aggregate of 20,771,642 shares of our common stock immediately prior to the closing of this offering), which includes 519,968 shares outstanding that are subject to our right to repurchase as of such date, and excludes:

•	1,664,045 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, with a weighted-average exercise price of $3.54 per share;

•	shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2021 and through May 19, 2021, with a weighted-average exercise price of $ per share;

•

                shares of common stock reserved for future issuance under our 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including                 shares of common stock reserved for issuance under our Prior Plan, which shares will be added to the 2021 Plan upon its effectiveness); and

•

                shares of common stock reserved for future issuance under our ESPP, as well as any automatic annual increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

To the extent that any outstanding options are exercised, or new options or other equity awards are issued under our equity incentive plans, you will experience further dilution. In addition, to the extent that additional capital is raised through the sale of equity or convertible debt securities in the future, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2019 and 2020 and the balance sheet data as of December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the statements of operations data for the three months ended March 31, 2020 and 2021 and the balance sheet data as of March 31, 2021 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state our financial position as of March 31, 2021 and results of operations for the three months ended March 31, 2020 and 2021. You should read the following selected financial data together with our financial statements and the related notes included elsewhere in this prospectus and the section in this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that should be expected in any future period.

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Collaboration revenue	$—	$—	$—	$380
Operating expenses:
Research and development	2,999	3,041	549	1,925
General and administrative	772	1,802	277	739

Total operating expenses	3,771	4,843	826	2,664

Loss from operations	(3,771)	(4,843)	(826)	(2,284)
Other expense:
Interest expense – related parties	(233)	(206)	(97)	—
Increase in fair value of convertible promissory notes – related parties	—	(1,735)	(490)	—

Total other expense	(233)	(1,941)	(587)	—

Net loss and comprehensive loss	$(4,004)	$(6,784)	$(1,413)	$(2,284)

Net loss per common share, basic and diluted(1)	$(7.66)	$(9.50)	$(2.20)	$(2.63)

Weighted-average shares of common stock outstanding, basic and diluted(1)	522,582	714,401	641,117	867,434

Pro forma net loss per common share, basic and diluted (unaudited)(2)		$(1.35)		$(0.23)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(2)		5,007,951		9,736,673

(1)	See Note 1 to our financial statements included elsewhere in this prospectus for details on the calculation of our basic and diluted net loss per common share.
(2)

The calculations for the unaudited pro forma net loss per common share, basic and diluted, and the pro forma weighted-average shares of common stock outstanding, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash	$658	$7,813	$70,769
Working capital (deficit)(1)	(3,969)	12,881	64,512
Total assets	679	16,217	71,819
Convertible promissory notes	4,000	—	—
Convertible preferred stock	3,996	21,624	77,346
Accumulated deficit	(7,955)	(14,739)	(17,023)
Total stockholders’ deficit	(7,944)	(14,638)	(16,771)

(1)

Working capital is defined as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of this prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an innovative biopharmaceutical company developing next-generation therapeutics based on our proprietary Tumor Activated T Cell Engager (TRACTr) platform technology to better treat patients suffering from cancer. Our initial focus is on developing a novel class of TCEs, and our lead product candidates are designed to target clinically validated drug targets. While TCE therapeutics have displayed potent anti-tumor activity in hematological cancers, developing TCEs to treat solid tumors has faced challenges due to the limitations of prior TCE technologies, namely (i) overactivation of the immune system leading to cytokine release syndrome (CRS), (ii) on-target, healthy tissue toxicities and (iii) poor pharmacokinetics (PK) leading to short half-life. We are using our TRACTr platform technology to engineer product candidates designed to overcome these limitations. We are developing a broad pipeline with lead programs targeting prostate-specific membrane antigen (PSMA), epidermal growth factor receptor (EGFR), and trophoblast cell surface antigen 2 (TROP2), with all of our programs currently in the preclinical or discovery stage. We expect to submit at least two Investigational New Drug application (IND) submissions by the end of 2022. We expect to initially seek regulatory approval for our product candidates as later lines of therapy in patients with cancer. In subsequent preclinical studies and/or clinical trials, we plan to evaluate our product candidates’ potential for use as earlier lines of therapy. Based on data we have generated in non-human primates (NHPs), we believe our TRACTr product candidates have the potential for (i) significantly reduced risk of toxic CRS responses, (ii) reduced risk of on-target, healthy tissue toxicities, and (iii) improved half-life with once-weekly dosing in humans.

We were incorporated in June 2017. To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, business development, raising capital, developing and optimizing our technology platform, identifying potential product candidates, undertaking research and preclinical studies for our lead programs, establishing and enhancing our intellectual property portfolio and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily with the net proceeds from the issuance of convertible promissory notes, the issuance of convertible preferred stock, the exercise of common stock options and amounts received under a collaboration agreement with Merck.

We have incurred operating losses since our inception and have not yet generated any product revenue. Our net losses were $4.0 million, $6.8 million, $1.4 million and $2.3 million, respectively, for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021. As of March 31, 2021, we had an accumulated deficit of $17.0 million.

From inception to March 31, 2021, we had raised aggregate gross proceeds of approximately $6.5 million from the issuance of convertible promissory notes, $69.0 million from the issuance of shares of our convertible preferred stock, and $1.7 million from the exercise of common stock options. As of March 31, 2021, we had a cash balance of $70.8 million. In April 2021, we issued 8,038,073 shares of our Series B convertible preferred stock at a price of $15.551 per share, resulting in aggregate gross proceeds of $125.0 million.

Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors including the timing and scope of our preclinical studies and our expenditures on other research and development activities and the timing of any revenue recognition under our collaboration agreement with Merck. We expect our expenses and operating losses will increase substantially and that we will continue to incur significant losses for the foreseeable future as we conduct our ongoing and planned research and development activities and conduct preclinical studies and clinical trials, hire additional personnel, protect our intellectual property and incur additional costs associated with being a public company.

We do not expect to generate any revenues from product sales unless and until we successfully complete development and obtain regulatory approval for one or more product candidates, which will not be for many years, if ever. Accordingly, until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates or to our platform technology that we would otherwise prefer to develop and market ourselves.

The global COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our CROs, third-party manufacturers, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our office employees working remotely. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and clinical development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Support Services Agreement with COI Pharmaceuticals, Inc.

In January 2021, we entered into a Support Services Agreement (the Support Services Agreement) with COI Pharmaceuticals, Inc. (COI), pursuant to which COI provides certain services to us, including general administrative services and facilities support services, and provides us with supplies and equipment, laboratory facilities, and office space. The Support Services Agreement outlines the terms of the services provided by COI to us, as well as the fees and expenses charged for such services.

The initial term of the Support Services Agreement expires in January 2022. The agreement will continue to renew for additional one-year renewal periods until terminated by the parties. Either party may terminate the agreement with 30 days written notice.

Our Research Collaboration with Merck

In December 2020, we entered into a research collaboration and exclusive license agreement with Merck to develop TRACTr product candidates that are distinct from those in our internally developed pipeline. Merck has the right to select up to two collaboration targets related to next generation T cell engager immunotherapies for the treatment of cancer. Merck will receive an exclusive worldwide license for each selected target and intellectual property from the collaboration. In return, we are eligible to receive up to $500.5 million per target in upfront and milestone payments, plus royalties on sales of the products derived from the collaboration. Merck will provide research funding under the collaboration.

Financial Operations Overview

Revenues

To date, we have not generated any revenues from the commercial sale of any products, and we do not expect to generate revenues from the commercial sale of any products for the foreseeable future, if ever. We did not recognize any revenues under our December 2020 collaboration with Merck through December 31, 2020 since we had not completed any substantive research services required by that agreement. We began recognizing revenue under this agreement in 2021.

Research and Development Expenses

To date, our research and development expenses have related primarily to development of our TRACTr platform technology, programs, and discovery efforts, preclinical studies and other preclinical activities related to lead discovery and optimization of development candidates under our TRACTr platform technology and Costimulatory Bispecific development program. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries and employee-related costs, including stock-based compensation for those individuals involved in research and development efforts;

•	external research and development expenses incurred under agreements with CROs and consultants to conduct our preclinical studies;

•	laboratory equipment, materials and supplies; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, maintenance of facilities, insurance, equipment and other supplies.

Certain research and development expenses as listed above include amounts paid to COI Pharmaceuticals, Inc. (COI). COI is a shared service company that provides certain back-office and administrative and research and development support services, including facilities support, to the portfolio companies of Avalon Ventures, an entity that beneficially owns greater than 5% of our outstanding capital stock. The amounts paid to COI include support service fees or mark-ups of up to 5%. For more information see the section titled “Certain Relationships and Related Party Transactions.”

We anticipate that our research and development expenses will substantially increase for the foreseeable future as we continue the development of our TRACTr and Costimulatory Bispecific platforms and the discovery and development of product candidates within our TRACTr and Costimulatory Bispecific programs.

We cannot determine with certainty the timing of initiation, the duration or the completion costs of future clinical trials and preclinical studies of product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in executive, finance and other administrative functions. Other significant general and administrative expenses include facility-related costs, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities; legal fees relating to intellectual property and corporate matters; professional fees for accounting, tax and consulting services; insurance costs; and other operating costs. Our general and administrative expenses include amounts paid to COI for certain back-office and administrative support services, including facilities support. We anticipate that our general and administrative expenses will substantially increase for the foreseeable future as we continue to increase our general and administrative headcount to support our continued research and development activities and, if any of our product candidates receive marketing approval, commercialization activities. We also anticipate increased expenses associated with operating as a public company, including expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission (SEC) requirements, director and officer insurance premiums and investor relations costs.

Interest Expense – Related Parties

Interest expense consists of coupon interest of 8% per annum on our convertible promissory notes that converted in June 2020.

Increase in Fair Value of Convertible Promissory Notes – Related Parties

We issued convertible promissory notes in 2019 and 2020 for which we have elected the fair value option. Until their conversion into Series Seed 2 convertible preferred stock in June 2020, we adjusted the carrying value of our convertible promissory notes to their estimated fair value at each reporting date, with the increases in fair value of the convertible promissory notes recorded as increase in fair value of convertible promissory notes in our statements of operations and comprehensive loss.

We estimated the fair value of our convertible promissory notes using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2020 and 2021:

	Three Months Ended March 31,
	2020	2021	Change
	(in thousands)
Collaboration revenue	$—	$380	$380
Operating expenses:
Research and development	549	1,925	1,376
General and administrative	277	739	462

Total operating expenses	826	2,664	1,838

Loss from operations	(826)	(2,284)	(1,458)
Other expense:
Interest expense – related parties	(97)	—	97
Increase in fair value of convertible promissory notes – related parties	(490)	—	490

Total other expense	(587)	—	587

Net loss	$(1,413)	$(2,284)	$(871)

Collaboration Revenue

We did not generate any collaboration revenue for the three months ended March 31, 2020. We began recognizing revenue from our December 2020 collaboration with Merck in 2021 when we began to provide the research services required under the agreement.

Research and Development Expense

Research and development expenses were $0.5 million and $1.9 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $1.4 million was due to a net increase related to the development of our TRACTr platform technology and programs of $0.9 million, an increase in personnel and facilities costs of $0.3 million and other research and development costs of $0.1 million.

General and Administrative Expense

General and administrative expenses were $0.3 million and $0.7 million for the three months ended March 31, 2020 and 2021, respectively. The increase of $0.4 million was due primarily to increases of $0.2 million in professional services related primarily to corporate legal fees and audit and tax fees, $0.1 million in personnel related expenses and $0.1 million of stock-based compensation.

Other Expense

Other expense of $0.6 million for the three months ended March 31, 2020 consisted of a $0.5 million increase in the fair value of our convertible promissory notes and $0.1 million of interest expense on our convertible promissory notes. These charges did not recur during the three months ended March 31, 2021 since the related convertible promissory notes had converted in June 2020.

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Years Ended December 31,
	2019	2020	Change
	(in thousands)
Operating expenses:
Research and development	$2,999	$3,041	$42
General and administrative	772	1,802	1,030

Total operating expenses	3,771	4,843	1,072

Loss from operations	(3,771)	(4,843)	(1,072)
Other expense:
Interest expense – related parties	(233)	(206)	27
Increase in fair value of convertible promissory notes – related parties	—	(1,735)	(1,735)

Total other expense	(233)	(1,941)	(1,708)

Net loss	$(4,004)	$(6,784)	$(2,780)

Research and Development Expense

Research and development expenses were $3.0 million and $3.0 million for the years ended December 31, 2019 and 2020, respectively. The increase of $42,000 was due primarily to a net increase related to the development of our TRACTr platform technology and programs.

General and Administrative Expense

General and administrative expenses were $0.8 million and $1.8 million for the years ended December 31, 2019 and 2020, respectively. The increase of $1.0 million was due primarily to increases of $0.6 million in professional services related primarily to corporate legal fees and patent legal fees and $0.4 million in personnel related expenses.

Other Expense

Other expense of $0.2 million for the year ended December 31, 2019 consisted of $0.2 million of interest expense on our convertible promissory notes. Other expense of $1.9 million for the year ended December 31, 2020 consisted of a $1.7 million increase in the fair value of our convertible promissory notes and $0.2 million of interest expense on our convertible promissory notes.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations since our inception and anticipate we will continue to incur net losses for the foreseeable future. As of March 31, 2021, we had cash of $70.8 million.

The following table sets forth a summary of the net cash flow activity for each of the periods indicated:

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by (used in):
Operating activities	$(3,828)	$(4,369)	$(876)	$5,563
Investing activities	—	—	—	(153)
Financing activities	4,000	11,524	1,504	57,546

Net increase in cash	$172	$7,155	$628	$62,956

Operating Activities

Net cash used in operating activities was $0.9 million for the three months ended March 31, 2020 and net cash provided by operating activities was $5.6 million for the three months ended March 31, 2021. The net cash used in operating activities for the three months ended March 31, 2020 was primarily due to our net loss of $1.4 million, adjusted for a $0.5 million noncash change in the fair value of convertible promissory notes, $0.1 million of noncash interest charges and a $0.1 million change in operating assets and liabilities. The net cash provided by operating activities for the three months ended March 31, 2021 was primarily due to our net loss of $2.3 million, adjusted for $0.1 million of noncash stock-based compensation and a $7.7 million change in operating assets and liabilities primarily related to the collection of $8.0 million of accounts receivable related to our collaboration with Merck.

Net cash used in operating activities was $3.8 million and $4.4 million for the years ended December 31, 2019 and 2020, respectively. The net cash used in operating activities for the year ended December 31, 2019 was primarily due to our net loss of $4.0 million, adjusted for $0.2 million of noncash interest charges. The net cash used in operating activities for the year ended December 31, 2020 was primarily due to our net loss of $6.8 million, adjusted for a $1.7 million noncash charge related to an increase in the fair value of convertible promissory notes, $0.2 million of noncash interest charges, $0.1 million of noncash stock-based compensation and a $0.4 million change in operating assets and liabilities.

Investing Activities

Net cash used in investing activities was $0.2 million for the three months ended March 31, 2021 related to the purchase of $0.2 million of property and equipment. We had no cash flows from investing activities for the three months ended March 31, 2020.

Financing Activities

Net cash provided by financing activities of $1.5 million for the three months ended March 31, 2020 reflected net proceeds from the issuance of convertible promissory notes. Net cash provided by financing activities of $57.5 million for the three months ended March 31, 2021, included $56.0 million of proceeds from the issuance of Series A convertible preferred stock, $1.6 million of proceeds from the exercise of stock options and $0.1 million for the payment of offering costs related to our proposed initial public offering.

Net cash provided by financing activities of $4.0 million for the year ended December 31, 2019 reflected the net proceeds from the issuance of convertible promissory notes. Net cash provided by financing activities of $11.5 million for the year ended December 31, 2020 included $9.0 million of net proceeds from the issuance of Series Seed 2 convertible preferred stock, $2.5 million of proceeds from the issuance of convertible promissory notes and $0.1 million of proceeds from the exercise of stock options.

We received gross proceeds of $125.0 million from our Series B preferred stock financing in April 2021.

Funding Requirements

Based on our current operating plan, we believe that our existing cash, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through at least the next                months. In particular, we expect the net proceeds from this offering, along with our existing cash, will allow us to develop our PSMA-TRACTr product candidate, including the ongoing IND-enabling studies and planned Phase 1 trial in mCRPC patients, develop our EGFR-TRACTr product candidate, including the planned IND-enabling studies and planned Phase 1 trial in EGFR overexpressing cancer patients, including CRC patients, develop our TROP2-TRACTr program, including the planned IND-enabling studies and planned Phase 1 trial in TROP2 overexpressing cancer patients, including TNBC, UC, and NSCLC patients, and develop our Costimulatory Bispecific program, including the planned IND-enabling studies and planned Phase 1 trial in patients with high PD-L1 expressing tumors. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

•

the initiation, trial design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of our product candidates, and in particular the IND-enabling studies and planned future clinical trials for PSMA-TRACTr, EGFR-TRACTr and TROP2-TRACTr;

•	the number and characteristics of clinical programs that we pursue;

•	the outcome, timing and costs of seeking FDA, European Medicines Agency (EMA) and any other regulatory approvals for any future drug candidates;

•	the costs of manufacturing our product candidates;

•	the costs associated with hiring additional personnel and consultants as our preclinical, manufacturing and clinical activities increase;

•	the receipt of marketing approval and revenue received from any commercial sales of any of our product candidates, if approved;

•	the cost of commercialization activities for any of our product candidates, if approved, including marketing, sales and distribution costs;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and the financial terms of such agreements;

•	the extent to which we in-license or acquire other products and technologies;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	our costs associated with expanding our facilities or building out our laboratory space;

•	the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic; and

•	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with third-party contract organizations and vendors for preclinical studies, manufacturing, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts not required to be included in a contractual obligations table.

Under our license agreements, we have payment obligations that are contingent upon future events, such as our achievement of specified development, regulatory and commercial milestones, and we are required to make royalty payments in connection with the sales of products developed under those agreements. As of March 31, 2021, we were unable to estimate the timing or likelihood of achieving the milestones or making future product sales. For additional details regarding these agreements, see the section of this prospectus titled “Business – License Agreement with WuXi Biologics (Hong Kong) Limited.”

In April 2021, we entered into a cell line license agreement (Cell Line License Agreement) with WuXi Biologics (Hong Kong) Limited (WuXi Biologics), pursuant to which we received a non-exclusive, worldwide, sublicensable license under certain of WuXi Biologics’ patent rights, know-how and biological materials (WuXi Biologics Licensed Technology), to use the WuXi Biologics Licensed Technology to make, use, sell, offer for sale and import certain therapeutic products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (WuXi Biologics Licensed Product).

In consideration for the license, we agreed to pay WuXi Biologics a non-refundable, one-time license fee of $150,000 upon Wuxi Biologics’ achievement of a certain technical milestone, which has not yet been achieved. Additionally, if we do not engage WuXi Biologics or its affiliates to manufacture the WuXi Biologics Licensed Products for our commercial supplies, we are required to make royalty payments to WuXi Biologics in an amount equal to a low single-digit percentage of specified portions of net sales of WuXi Biologics Licensed Products manufactured by a third party manufacturer. We have the right (but not the obligation) to buy out our remaining royalty obligations with respect to each WuXi Biologics Licensed Product by paying WuXi Biologics a one-time payment in an amount ranging from low single digit million dollars to a maximum of $15.0 million depending on the development and commercialization stage of the WuXi Biologics Licensed Product, and upon such payment, our license with respect to such WuXi Biologics Licensed Product will become fully paid-up, irrevocable, and perpetual.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accruals for research and development expenses, stock-based compensation and fair value measurements. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 1 to our financial statements included elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

Collaboration Revenue

We determined that our collaboration with Merck is a contract with a customer. We recognize revenue in a manner that depicts the transfer of control of a product or a service to a customer and reflects the amount of the consideration we are entitled to receive in exchange for such product or service. To determine revenue recognition for our contracts with customers, we follow a five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service.

A customer is a party that has entered into a contract with us, where the purpose of the contract is to obtain a product or a service that is an output of our ordinary activities in exchange for consideration. To be considered a contract, (i) the contract must be approved (in writing, orally, or in accordance with other customary business practices), (ii) each party’s rights regarding the product or the service to be transferred can be identified, (iii) the payment terms for the product or the service to be transferred can be identified, (iv) the contract must have commercial substance (that is, the risk, timing or amount of future cash flows is expected to change as a result of the contract), and (v) it is probable that we will collect substantially all of the consideration to which we are entitled to receive in exchange for the transfer of the product or the service.

A performance obligation is defined as a promise to transfer a product or a service to a customer. We identify each promise to transfer a product or a service (or a bundle of products or services, or a series of products and services that are substantially the same and have the same pattern of transfer) that is distinct. A product or a service is distinct if both (i) the customer can benefit from the product or the service either on its own or together with other resources that are readily available to the customer and (ii) our promise to transfer the product or the service to the customer is separately identifiable from other promises in the contract. Each distinct promise to transfer a product or a service is a unit of accounting for revenue recognition. If a promise to transfer a product or a service is not separately identifiable from other promises in the contract, such promises should be combined into a single performance obligation.

The transaction price is the amount of consideration we are entitled to receive in exchange for the transfer of control of a product or a service to a customer. To determine the transaction price, we consider the existence of any significant financing component, the effects of any variable elements, noncash considerations and consideration payable to the customer. If a significant financing component exists, the transaction price is adjusted for the time value of money. If an element of variability exists, we must estimate the consideration we expect to receive and use that amount as the basis for recognizing revenue as the product or the service is transferred to the customer. There are two methods for determining the amount of variable consideration: (i) the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, and (ii) the mostly likely amount method, which identifies the single most likely amount in a range of possible consideration amounts.

If a contract has multiple performance obligations, we allocate the transaction price to each distinct performance obligation in an amount that reflects the consideration we are entitled to receive in exchange for satisfying each distinct performance obligation. For each distinct performance obligation, revenue is recognized when (or as) we transfer control of the product or the service applicable to such performance obligation. To date, for collaboration arrangements that represent a single performance obligation, the revenues are recognized over time based on actual Full Time Equivalent employees (FTEs) utilized as a percentage of total FTEs expected to be utilized over the expected term of the research services.

In those instances where we first receive consideration in advance of satisfying its performance obligation, we classify such consideration as deferred revenue until (or as) we satisfy such performance obligation. In those instances where we first satisfy our performance obligation prior to our receipt of consideration, the consideration is recorded as accounts receivable.

We expense incremental costs of obtaining a contract as and when incurred if the expected amortization period of the asset that would be recognized is one year or less, or if the amount of the asset is immaterial. Otherwise, such costs are capitalized and amortized to research and development expense ratably in conjunction with the underlying revenue recognition. No incremental costs of obtaining a contract have been incurred to date.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments, if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We estimate the fair value of equity awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 6 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted, if any, during 2019 and 2020 and the three months ended March 31, 2020 and 2021. As of March 31, 2021, the unrecognized stock-based compensation expense related to stock options was $5.5 million and is expected to be recognized as expense over a weighted average period of approximately 3.5 years. The intrinsic value of all outstanding stock options as of March 31, 2021 was approximately $    million, based on the assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), of which approximately $    million related to vested options and approximately $    million related to unvested options.

Common stock valuations

We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on the grant date by our board of directors. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	valuations of our common stock performed with the assistance of independent third-party valuation specialists;

•

our stage of development and business strategy, including the status of research and development efforts of our platforms, programs and product candidates, and the material risks related to our business and industry;

•	our results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•

the prices of our convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

In January 2020, our board of directors determined the fair value of our common stock based on the early stage of development of our company. Subsequent to January 2020, our determinations of the fair value of our common stock included valuations prepared by an independent third-party valuation specialist using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation (the Practice Aid).

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our company’s future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

Subsequent to January 2020 and through December 31, 2020, we estimated the enterprise value of our business using a market approach. In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. Based on our stage of development and other relevant factors, we concluded that the Option Pricing Method (OPM) was most appropriate for the valuation of our common stock performed by an independent third-party valuation specialist. We believed the OPM was the most appropriate given the expectation of various potential liquidity outcomes and the difficulty of selecting and supporting appropriate enterprise values given our early stage of development. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. In March 2021, as a result of our Series A preferred stock financing, we updated our market approach to include the back-solve method that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. In consideration of a potential initial public offering (IPO), we allocated enterprise value using a hybrid method of the probability weighted expected return method (PWERM), whereby the enterprise value in the IPO scenario is allocated to each class of shares using the fully-diluted shares outstanding and whereby the enterprise value in the non-IPO scenario is allocated using an OPM to reflect the full distribution of possible non-IPO outcomes. The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. Following the closing of this offering, our board of directors will determine the fair value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Other Company Information

Jumpstart Our Business Startups Act

We are an emerging growth company, as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Recent Accounting Pronouncements

See Note 1 to our financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash consists of cash in a readily available checking account. We do not hold any cash equivalents or short-term investments. As a result, the fair value of our portfolio is insensitive to interest rate changes.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe that inflation had a material effect on our results of operations during the periods presented.

BUSINESS

Overview

We are an innovative biopharmaceutical company developing next-generation therapeutics based on our proprietary Tumor Activated T Cell Engager (TRACTr) platform technology to better treat patients suffering from cancer. Our initial focus is on developing a novel class of T cell engagers (TCEs), and our lead product candidates are designed to target clinically validated drug targets. While TCE therapeutics have displayed potent anti-tumor activity in hematological cancers, developing TCEs to treat solid tumors has faced challenges due to the limitations of prior TCE technologies, namely (i) overactivation of the immune system leading to cytokine release syndrome (CRS), (ii) on-target, healthy tissue toxicities and (iii) poor pharmacokinetics (PK) leading to short half-life. We are using our TRACTr platform technology to engineer product candidates designed to overcome these limitations. We are developing a broad pipeline with lead programs targeting prostate-specific membrane antigen (PSMA), epidermal growth factor receptor (EGFR), and trophoblast cell surface antigen 2 (TROP2), with all of our programs currently in the preclinical or discovery stage. We expect to submit at least two Investigational New Drug application (IND) submissions by the end of 2022. We expect to initially seek regulatory approval for our product candidates as later lines of therapy in patients with cancer. In subsequent preclinical studies and/or clinical trials, we plan to evaluate our product candidates’ potential for use as earlier lines of therapy. Based on data we have generated in non-human primates (NHPs), we believe our TRACTr product candidates have the potential for (i) significantly reduced risk of toxic CRS responses, (ii) reduced risk of on-target, healthy tissue toxicities, and (iii) improved half-life with once-weekly dosing in humans.

The promise of TCE technologies and their current limitations

TCEs are an emerging class of immunotherapies that bridge a tumor cell and a T cell to activate and redirect T cells to attack and eliminate tumors. TCEs have demonstrated promising anti-tumor activity in early clinical trials and in multiple animal models that rivals that of chimeric antigen receptor T cell (CAR T cell) therapies, with the distinct advantage that they are not cell therapies and have the potential to be offered as readily available, off-the-shelf therapies, which would avoid the lengthy, complicated and expensive manufacturing process required for approved autologous CAR T cell therapies. One TCE, blinatumomab, marketed by Amgen as BLINCYTO, has been approved by the U.S. Food and Drug Administration (FDA) and, like the FDA-approved CAR T cell therapies, has been limited to hematological malignancies.

Three properties of existing TCEs have limited their potential to treat solid tumors:

•

Cytokine release syndrome (CRS). CRS arises from the systemic activation of T cells and can result in life-threatening elevations in inflammatory cytokines such as interleukin-6 (IL-6). Severe and acute CRS leading to dose-limiting toxicities and deaths has been observed upon the dosing of TCEs developed using other platforms to treat cancer patients in prior clinical studies. This toxicity severely restricts the maximum blood levels of TCEs that can be safely dosed.

•

On-target, healthy tissue toxicity. On-target, healthy tissue toxicity, arising from expression of the tumor target in healthy tissue and scarcity of highly tumor-selective antigens, is another limitation hindering the development of TCEs to treat solid tumor cancers. TCEs developed using other platforms not designed for tumor-specific activation have resulted in clinical holds and dose-limiting toxicities resulting from target expression in healthy tissues.

•

Short half-lives. TCEs quickly reach sub-therapeutic levels after being administered as they are quickly eliminated from the body due to their short exposure half-lives. For this reason, TCEs such as blinatumomab (BLINCYTO) are typically administered by a low-dose, continuous infusion pump over a period of weeks to overcome the challenge of a short half-life and to maintain therapeutic levels of the drug in the body. This continuous infusion dosing regimen represents a significant burden for patients.

Our TRACTr platform technology

We believe our proprietary TRACTr platform technology offers the potential to expand the breadth of patients that can be treated with TCEs while reducing the risk of life-threatening toxicities. Each of our proprietary TRACTrs is comprised of an antigen-binding domain, a T cell binding domain, domain-optimized peptide masks, an albumin binding domain, and cleavable peptide linkers. The mask is a peptide designed to bind to the tumor or T cell binding domain and inhibit the binding domain’s interaction with its target thereby inhibiting the activation of T cells. The antigen and T cell binding domains in our TRACTr product candidates may be covalently attached to peptide masks that block binding and activity until they are removed. We use proprietary peptide linker sequences composed of tumor protease recognition sites to attach these masks to the antigen binding domains in a way that is designed to make the masks highly sensitive to removal by tumor proteases but highly stable in the absence of these proteases. In addition, we attach an albumin binding domain to one mask, which is designed to extend the half-life of our TRACTr product candidates until they become activated inside a tumor.

While our TRACTr platform technology is novel and unproven and our product candidates remain in the preclinical or discovery stage, our technology is designed to offer the following features for the discovery and development of novel therapies for the treatment of solid tumors:

•

Potential to reduce CRS and on-target, healthy tissue toxicity risk. By engineering our TRACTrs with novel peptide masks that are designed to be selectively activated in the tumor microenvironment, and designed for any activated TCEs to be rapidly cleared from healthy tissue upon escaping from the tumor, our product candidates have the potential to overcome the toxicity challenges of TCEs and systemic immunotherapies in general.

•

Potential for extended half-life of our TRACTrs. We designed our TRACTrs with an albumin binding domain to be stable in the bloodstream and to have a long serum half-life before activation. Our TRACTrs have demonstrated long half-lives in NHPs, which we believe translates to the potential for once-weekly dosing in humans. This is in contrast to first-generation TCEs that are rapidly cleared and require high frequency or continuous dosing.

•

Potential for activity at low levels of target expression. Our TRACTrs are designed to be active at low levels of tumor target expression where other treatment modalities lose efficacy. In preclinical studies, our TRACTrs did not require high levels of tumor target expression to activate T cells to kill cancer cells.

•

Modularity. Our TRACTr platform technology’s modular characteristics enable us to leverage the learnings from the development of our product candidates to progress the discovery process of new TRACTr candidates against a wide variety of targets.

•

Manufacturability. The production, development, and manufacturing processes of our TRACTr molecules closely resemble those used for monoclonal antibodies with the potential for a relatively lower cost of goods.

A schematic of our proprietary TRACTrs in development and their modular components is depicted below.

Our lead programs

Our lead TRACTr product candidates are designed to target PSMA, EGFR, and TROP2. Each of these tumor targets are clinically validated and implicated in solid tumors with high prevalence, including metastatic castrate-resistant prostate cancer (mCRPC), colorectal cancer (CRC), squamous cell carcinoma of the head and neck (SCCHN), triple-negative breast cancer (TNBC), urothelial cancer (UC), and non-small cell lung cancer (NSCLC). We anticipate submitting INDs for at least two of these product candidates by the end of 2022. We are also applying our proprietary technology to develop a Tumor Activated Immunomodulator (TRACIr) costimulatory bispecific product candidate against programmed death-ligand 1 (PD-L1) and CD28 designed to further enhance the anti-tumor activity of T cells, which we believe has the potential to be used as a single-agent or in combination with our current TRACTr pipeline. Our pipeline is summarized below:

In addition to our wholly-owned pipeline programs, we have a strategic research collaboration with Merck Sharp & Dohme Corp. to develop TRACTr product candidates directed against two cancer targets selected by Merck.

Our TRACTr Programs

We are building a broad portfolio of TRACTr programs led by our PSMA, EGFR, and TROP2 targeted TRACTrs.

Our PSMA-TRACTr

Our PSMA-TRACTr is designed to target PSMA, a protein expressed in prostate cancer tumors and the vasculature of other tumors. Prostate cancer is the second most common cancer in men, leading to over 33,000 deaths in the United States in 2020. PSMA is known to be highly expressed in prostate cancer which has led to the development of PSMA-targeted biologics, including TCEs. A third-party clinical trial with a continuously infused PSMA-TCE demonstrated clinical benefit, suggesting the potential of a PSMA-TCE approach. Given the challenges of continuous infusion, other companies are developing TCEs that enable once-weekly dosing. However, clinical trial results have shown dose-limiting CRS toxicities as single agents, highlighting the limitations of traditional TCEs. Efforts to mitigate CRS include combining TCEs with the immunosuppressive agent dexamethasone and/or lower sub-efficacious initial priming doses followed by efficacious doses. These strategies have the potential to either reduce the efficacy of the TCE or to introduce other problems in patients who frequently have multiple pre-existing comorbidities. Our PSMA-TRACTr is designed to generate potent anti-tumor activity in mCRPC patients, by enabling the delivery of higher concentrations of active drug to tumors than traditional TCEs. We believe that our PSMA-TRACTr product candidate has the potential to deliver therapeutic benefits to patients while minimizing serious adverse events (SAEs), including the prevention of dose-limiting CRS. We plan to submit an IND for our PSMA-TRACTr product candidate in the first half of 2022.

Our EGFR-TRACTr

Our EGFR-TRACTr is designed to target EGFR, a well-validated target that is overexpressed in many cancer types with multiple approved monoclonal antibodies (mAbs), including ERBITUX, marketed by Eli Lilly and Merck KGaA, for the treatment of CRC and SCCHN, and VECTIBIX, marketed by Amgen and Takeda, for the treatment of CRC. Beyond CRC and SCCHN, the below figure describes cancers where EGFR may be overexpressed and where there are approved EGFR-directed therapeutics, illustrating the significant unmet medical need for the majority of these patient populations where there are no approved, EGFR-directed treatment options.

Figure 1. Common cancers where EGFR may be overexpressed and where EGFR-directed therapeutics, including tyrosine kinase inhibitors (TKIs) and monoclonal antibodies (mAbs) are already approved

Colorectal cancer represents one tumor type for which EGFR is overexpressed, but approximately 85 percent of patients do not respond to anti-EGFR mAbs and, of those that do, resistance often develops. We believe that EGFR-directed immunotherapies, including TCEs, have the potential to address this high unmet need. Our EGFR-TRACTr is designed to generate potent anti-tumor activity, initially in CRC patients, by enabling the delivery of higher concentrations of active drug to tumors than traditional TCEs. We believe that our EGFR-TRACTr product candidate has the potential to deliver therapeutic benefits to patients while minimizing SAEs, including the prevention of dose-limiting CRS. We selected a development candidate for our EGFR-TRACTr product candidate in the second quarter of 2021, and we plan to submit an IND in the second half of 2022.

Our TROP2-TRACTr

Our TROP2-TRACTr is designed to target TROP2, a clinically validated anti-tumor target for which there is a recently approved anti-TROP2 antibody-drug conjugate (ADC), sacituzumab govitecan, marketed as TRODELVY by Gilead. TRODELVY has been approved to treat metastatic TNBC and UC. Early clinical proof-of-concept has also been demonstrated in NSCLC and several other solid tumor indications potentially targetable by TROP2, including hormone receptor-positive (HR+)/HER2 breast cancer, small cell lung cancer (SCLC), gastric cancer, esophageal cancer, head and neck cancer, prostate cancer and endometrial cancer. However, these ADCs are also associated with significant toxicities that limit dosing. Our TROP2-TRACTr is designed to generate potent anti-tumor activity, initially in TNBC patients, by enabling the delivery of higher concentrations of active drug to tumors than traditional TCEs. We believe that our TROP2-TRACTr has the potential to deliver therapeutic benefits to patients while minimizing SAEs, including the prevention of dose-limiting CRS. We believe that our TROP2-TRACTr has the potential to deliver the potent anti-tumor activity of a TCE to patients who have tumors that overexpress TROP2 while also providing increased safety and dosing convenience. We plan to submit an IND for our TROP2-TRACTr in 2023.

Our PD-L1xCD28 costimulatory bispecific

We are also applying our technology to develop a TRACIr, with our first program being a tumor-activated PD-L1xCD28 T cell costimulatory bispecific. This program is designed to amplify existing T cell anti-tumor responses as well as TRACTr activity through a dual mechanism of (i) blocking tumor-expressed immunosuppressive signaling and (ii) activating T cell costimulatory signaling. Our bispecific molecule is designed to bind to immunosuppressive PD-L1 on tumor cells as well as to the CD28 costimulatory receptor on T cells. We believe that our technology’s potential to convert the checkpoint inhibitory signal into an immune system activation signal via costimulation could stimulate further anticancer activity. Like current checkpoint inhibitors, we believe our costimulatory program could be combined with a variety of classes of therapeutics, including chemotherapeutics as well as other immunotherapies. We have shown that the use of this bispecific led to potent T cell-directed tumor cell killing in cell assays in which a checkpoint inhibitor was ineffective. In addition, our costimulatory program enhanced the potency of tumor cell killing when combined with a TCE. We anticipate selecting a development candidate in 2022.

Our Research Collaboration with Merck Sharp & Dohme Corp.

In December 2020, we entered into a research collaboration and exclusive license agreement with Merck to develop TRACTr product candidates that are distinct from those in our internally developed pipeline. Merck has the right to select up to two collaboration targets related to next generation TCE immunotherapies for the treatment of cancer. Merck will receive an exclusive worldwide license for each selected target and intellectual property from the collaboration. In return, we are eligible to receive up to $500.5 million per target in upfront and milestone payments, plus royalties on sales of the products derived from the collaboration. Merck will provide research funding under the collaboration.

We plan to selectively consider other strategic collaboration opportunities in the future.

Our Team and Investors

Our team has deep experience in oncology drug development and protein engineering. We are led by David Campbell, Ph.D., our founder, President and CEO, who has more than 25 years of experience in executive management and served as CSO or CEO of multiple drug discovery and development companies that have created numerous clinical programs and partnerships with large pharma. These include Sitari Pharmaceuticals (acquired by GlaxoSmithKline), Afraxis (partnered with Genentech), and RQx (partnered with Genentech). Neil Gibson, Ph.D., our Head of Oncology, has over 25 years of drug development experience, including serving as Senior Vice President at BioAtla, CSO at Regulus Therapeutics, CSO and Oncology Therapeutic Area Head at Pfizer Oncology, and CSO at OSI Pharmaceuticals. Neil was involved in the discovery, development, and commercialization of several oncology drugs, including temozolomide, sorafenib, erlotinib, and crizotinib. Tommy Diraimondo, Ph.D., our Director of Research, was the co-founder of Sitari Pharmaceuticals (acquired by GlaxoSmithKline). Charles Winter, SVP of CMC, has more than 25 years of bioprocess experience, having served in CMC leadership roles at Genentech, Gilead, Denali Therapeutics, AnaptysBio, and Synthorx (acquired by Sanofi). At these companies, Charles played key roles in bringing more than 20 molecules into clinical development and six to market, including Avastin, Herceptin, Rituxan, and Xolair.

Since our inception in 2017, we have raised an aggregate of $201 million from leading investors that include, among others, Avalon Ventures, Bregua, Correlation Ventures, OrbiMed and RA Capital Management.

Our Strategy

Our goal is to unleash the potential of our TRACTr platform technology to transform the lives of cancer patients. To achieve this goal, key elements of our strategy include the following:

•

Advance our lead TRACTr programs through clinical development. We intend to submit INDs for our PSMA-TRACTr in the first half of 2022, EGFR-TRACTr in the second half of 2022, and TROP2-TRACTr in 2023, in each instance with the goal of initiating a Phase 1 clinical trial soon after. We believe that our programs have the potential to transform the treatment of metastatic diseases such as mCRPC, CRC, NSCLC, TNBC, UC, SCCHN and a wide range of other tumor types that overexpress PSMA, EGFR or TROP2, which are clinically validated targets.

•

Broaden our portfolio of TRACTr product candidates. Our TRACTr platform technology’s modular characteristics enable us to leverage the learnings from the development of our product candidates to progress the discovery process of new TRACTr candidates against a wide variety of targets. For our first three programs, once an antibody was identified, we were able to develop a masked tumor binding domain in less than six months to begin evaluating TRACTr development candidates. We are actively pursuing the development of additional TRACTr programs against several other clinically validated targets.

•

Expand our internal pipeline into logical classes of therapeutics beyond TCEs. Our tumor-activated masking and bispecific molecule design enables more molecular phenotypes than classic CD3 targeted TCEs. For example, our TRACTr platform technology allows the masking and tumor activation of different T cell therapy modalities, including costimulation via CD28 engagement of a PD-L1/CD28 bispecific molecule, and so we are developing a masked, half-life-extended T cell PD-L1/CD28 bispecific product candidate. We are also applying our TRACTr platform technology to create molecules designed to attract, redirect, or mobilize different types of immune cells to tumor sites that exclude or lack resident immune cells.

•

Selectively evaluate opportunities to maximize the potential of our programs in partnership with leading biopharmaceutical companies. We plan to selectively evaluate potential opportunities on a program-by-program basis with biopharmaceutical companies whose research, development, and/or geographic capabilities complement our own with the goal to help mitigate clinical and commercial risk and/or maximize global commercial potential.

T cell engagers as novel therapeutics to overcome the limitations of current immunotherapies

Background

Immunotherapy has ushered in a new era of cancer treatment with unprecedented responses in many tumor types. Unleashing the power of the immune system on cancer cells has been one of the most promising new advancements in a field long dominated by suboptimal approaches such as chemotherapy. One class of immunotherapy, checkpoint inhibitors, has generated encouraging efficacy results and accordingly represents the standard of care in selected tumor types. One subset of checkpoint inhibitors, PD-(L)1 inhibitors, achieved over $19 billion in global sales in 2019. However, despite this clinical benefit for a subset of patients, it is estimated that less than 13 percent of all cancer patients in the United States respond to checkpoint inhibitors. Tumors have evolved to evade and dampen tumor immune surveillance. Consequently, new classes of immunotherapy designed to overcome the various immune-evasion mechanisms that tumors employ have emerged.

TCEs are immunotherapies that bridge tumor-fighting T cells and tumors in a way that overcomes this challenge. TCEs are biologics that are bivalent; that is, they have the capability to bind to two different cell surface targets. By selecting one target on a tumor cell and another on a T cell, the TCE bridges these two cell types to trigger tumor cell killing by the T cell. TCEs can be mass-produced and made available as off-the-shelf therapies. Furthermore, TCEs, as biologics, have pharmacologic properties that allow control of the amount of active drug in the body at any one time. The doses that are delivered can be titrated, and the pharmacokinetics generally follow those of other biologics.

Other approaches to immunotherapy, like cell therapies, such as CAR T cell therapy, are also emerging. We believe the unique characteristics of TCEs render them an attractive immunotherapy alternative to these approaches. While cell therapies have displayed efficacy in treating cancer, these treatments have also led to morbidity and mortality resulting from toxicity. Cell therapies also typically require complex and costly manufacturing strategies, making them unsuitable for a number of aggressive tumors and advanced disease patients. They are largely confined to treatment for hematological malignancies, and CAR T cell therapies have not to date been successfully developed for any solid tumor.

While we believe that TCEs hold promise in treating solid tumors, three properties of TCEs derived from other platforms have limited their potential:

•

Cytokine release syndrome (CRS). CRS arises from the systemic activation of T cells and can result in life-threatening elevations in inflammatory cytokines such as IL-6. Severe and acute CRS leading to dose-limiting toxicities and deaths has been observed upon the dosing of TCEs developed using other platforms to treat cancer patients in prior clinical studies. This toxicity severely restricts the maximum blood levels of TCEs that can be safely dosed.

•

On-target, healthy tissue toxicity. On-target, healthy tissue toxicity, arising from the expression of the tumor target in healthy tissue and scarcity of highly tumor-selective antigens, is another limitation hindering the development of TCEs to treat solid tumor cancers. TCEs developed using other platforms not designed for tumor-specific activation have resulted in clinical holds and dose-limiting toxicities resulting from target expression in healthy tissues.

•

Short half-lives. TCEs quickly reach sub-therapeutic levels after being administered as they are quickly eliminated from the body due to their short exposure half-lives. For this reason, TCEs such as blinatumomab (BLINCYTO) are typically administered by a low-dose, continuous infusion pump for weeks to overcome the challenge of a short half-life and to maintain therapeutic levels of the drug in the body. This continuous infusion dosing regimen represents a significant burden for patients.

Next generation approaches to overcome the challenges of conventional TCEs

First-generation immuno-oncology drugs have an increased risk of systemic toxicity due to the active drug circulating throughout the body. Second generation immuno oncology drugs, such as protease-activated antibodies, have attempted to limit systemic toxicities by being administered in an inactive form and only activated upon exposure to tumor proteases within the tumor microenvironment. However, once these activated drugs leave the tumor, they circulate throughout the body and can accumulate over time, leading to on-target, healthy tissue toxicity in target-expressing tissues. Several product candidates have been developed that take advantage of tumor-associated proteases to activate potent drugs in tumors. These include prodrugs such as leucine-doxorubicin prodrug and masked antibodies such as Probodies being developed by CytomX. In initial clinical trials, CytomX has demonstrated clinical benefit in patients as well as mechanistic proof-of-concept for this masked antibody approach, with 83 percent of the patients having enough tumor protease activity to achieve clinically relevant levels of unmasked antibodies in the tumor. However, an unwanted consequence of CytomX’s approach is that the relatively long half-lives of its drugs in active form led to their accumulation in healthy tissue throughout treatment.

We are developing our TRACTr platform to address the limitations of previous generations of immuno-oncology drugs and to restrict TCE activity to tumors. Our TRACTr TCEs are designed to be activated by tumor-specific proteases, but upon activation, be converted to a form that has a short half-life, with the goal of rapidly eliminating them from the body should they re-enter the circulatory system. A representation of the pharmacokinetic design of first and second generation TCEs and our TRACTrs is shown in the figure below.

Figure 2. Our TRACTr platform technology is designed to limit the activity of our therapies to tumor sites, reducing the risk of on-target, healthy tissue toxicity

Our TRACTr Platform Technology

Our TRACTr platform technology is designed to offer the following features for the discovery and development of novel therapies for the treatment of solid tumors:

•

Potential to reduce CRS and on-target, healthy tissue toxicity risk. By engineering our TRACTrs with novel peptide masks that are designed to be selectively activated in the tumor microenvironment, and designed for any activated TCEs to be rapidly cleared from healthy tissue upon escaping from the tumor, our product candidates have the potential to overcome the toxicity challenges of TCEs and systemic immunotherapies in general.

•

Potential for extended half-life of our TRACTrs. We designed our TRACTrs with an albumin binding domain to be stable in the bloodstream and to have a long serum half-life before activation. Our TRACTrs have demonstrated long half-lives in NHPs, which we believe translates to the potential for once-weekly dosing in humans. This is in contrast to first-generation TCEs that are rapidly cleared and require high frequency or continuous dosing.

•

Potential for activity at low levels of target expression. Our TRACTrs are designed to be active at low levels of tumor target expression where other treatment modalities lose efficacy. In preclinical studies, our TRACTrs did not require high levels of tumor target expression to activate T cells to kill cancer cells.

•

Modularity. Our TRACTr platform technology’s modular characteristics enable us to leverage the learnings from the development of our product candidates to progress the discovery process of new TRACTr candidates against a wide variety of targets.

•

Manufacturability. The production, development, and manufacturing processes of our TRACTr molecules closely resemble those used for monoclonal antibodies with the potential for a relatively lower cost of goods.

TRACTr design and structure

Our TRACTr product candidates are biologics comprised of multiple domains that have been designed to serve specific functions but engineered to function as a single unit. At their core, our TRACTr product candidates are TCEs that couple a tumor antigen binding domain to a T cell-specific antigen binding domain. Masks cover both binding sites and block activity while our TRACTr product candidate is in circulation and exposed to healthy tissues. We use proprietary peptide linker sequences composed of tumor protease recognition sites to attach these masks to the antigen binding domains in a way that is designed to make the masks highly sensitive to release by tumor proteases. This release exposes both the tumor binding domain and the T cell antigen binding domains to generate a fully activated TCE. This is designed to enable our TRACTr product candidate to bridge the T cells and tumor cells into close proximity and to enable T cell mediated killing of tumor cells.

Our TRACTr product candidates also have a proprietary albumin binding domain that is designed to increase their half-life in serum. This proprietary domain is designed to bind albumin and, by doing so, prevent the rapid degradation and elimination of TRACTr product candidates. In contrast, blinatumomab, a TCE that lacks an albumin binding domain, has a very short half-life in serum and is administered through continuous infusion for 28 days per treatment cycle, with hospitalization recommended for up to the first nine days.

Our TRACTrs are designed to limit binding to their targets in healthy cells. When our TRACTr product candidates are in the non-activated state, they are designed not to activate T cells before they reach the tumor. Upon exposure to tumor proteases, the linkers are designed to be cleaved, and the masks and albumin binding domains are designed to be released to generate a fully active TCE. This is designed to enable tumor-specific T cell activation and tumor cell killing while priming the activated TCE for rapid elimination should it leave the tumor and re-enter circulation. We believe that our TRACTr platform technology’s design to restrict T cell activation specifically to tumor sites provides the opportunity to generate TCEs with broader therapeutic windows. We summarize our TRACTr structure, activation mechanism in tumor tissue, and rapid elimination from healthy tissue once activated below.

Our TRACTr development process

We have developed robust processes to select specific sequences for each of these components in a TRACTr both for their individual properties and for their ability to contribute to the desired properties of our fully assembled product candidates.

•

Antigen binding domains. Our initial product candidates are based on antigen binding domains, which have been incorporated into other products associated with clinical activity. As we expand our pipeline, we are developing proprietary antigen binding domains against novel targets.

•

Geometry connecting the antigen binding domains. The orientation of a tumor-specific and a T cell specific antigen binding domain is central to creating a TCE with optimal T cell activation. We have found that the orientation between the two antigen binding domains profoundly affected activity in preclinical studies. For example, we constructed two PSMA TCEs with identical binding domains but of different geometry, where their potency in T cell-directed, PSMA-specific tumor cell killing differed by over 900-fold, as shown in the figure below.

Figure 3. The orientation of the two antigen binding domains in a PSMA-TCE led to an over 900-fold difference in potency in preclinical studies (top), and the configurations of these two TCEs, VH and VL (bottom)

•

Mask Discovery. Each mask sequence is designed to be optimized for a specific antigen-binding domain through an iterative process of phage display and quantitative binding assays designed to select for those masks that are able to prevent binding to the target antigen. We use a directed evolution-based process using proprietary phage libraries. We go through multiple cycles of selection and amplification of potential inhibitory peptides that are capable of blocking the antigen-binding domain from binding to its target with the goal of optimizing masked TCE stability in serum and limiting cleavage to the TME, thereby reducing toxicity. We depict our mask discovery process in the figure below.

Figure 4. Using directed evolution and phage display technology, we identify potential mask sequences that are designed to completely block antigen recognition by our antigen binding domains

•

Single versus dual masks. Our technology allows us to develop product candidates with either one or both antigen binding domains masked depending on the tumor target’s profile. For tumor targets with minimal healthy tissue expression or toxicity concerns, we develop single mask TRACTrs designed to block the T cell binding domain to prevent non-tumor-specific activation of T cells that contributes to CRS. For targets with high/broad healthy tissue expression or toxicity concerns we develop dual mask TRACTrs designed to mask both domains to minimize the risk of healthy tissue toxicity and CRS. We depict the single and dual mask TRACTr structures in the figure below.

Figure 5. We design both single and dual masked TRACTr product candidates based on the healthy tissue expression levels of the tumor-targeted antigen and the risk of healthy tissue toxicity

•

Cleavage linker. We optimized the selection of cleavage linkers by a process that involved the identification of the predominant proteases in solid tumors and mining databases for potential substrates of these proteases. We then screened peptide sequences for their sensitivity to cleavage by these proteases. We specifically identified potential cleavage linker sequences that were rapidly cleaved by a tumor-specific protease to potentially improve anti-tumor TRACTr activities, yet remain stable in human, NHP and mouse serum to limit non-tumor activation. We have identified several proprietary cleavable linkers that we utilize to seek to optimize efficacy and stability in our TRACTrs as shown in the schematic below.

•

Albumin binding domain. We developed our proprietary albumin binding domain derived from a llama antibody which was optimized for its ability to bind to albumin from both humans and NHPs, the primary preclinical species in which we conduct our in vivo experiments due to the similarity in target sequences and immune function with humans. Our albumin binding domain has a nearly identical binding affinity to albumin from these two species, as shown in the figure below.

Figure 6. Our proprietary albumin binding domain had potent binding to both NHP and human albumin

•

Development viability. Once we have identified the key components for any product candidate, we assemble them and modify the assembled construct using standard techniques to make it more human-like. We then assess its feasibility for development. We are primarily concerned with the following attributes of a potential product candidate:

•	Manufacturability using standard mammalian cell expression systems;

•	Drug-like properties such as solubility, thermal stability, and stability in human serum; and

•	Optimal performance with efficient linker cleavage, mask removal, antigen-binding, albumin binding, and functional activity.

Our extensive library of masks and linkers combined with our protein engineering expertise provides us with the ability to generate product candidates that meet the high standards that we have set for therapeutic candidates that we believe have the potential to have clinical activity across a broad spectrum of indications.

Initial proof of technology study

To demonstrate proof of concept for TRACTrs, we tested a TRACTr and a first-generation TCE that both targeted EGFR using identical antigen binding domains. We assessed the risk of developing CRS by dosing both agents in non-human primates (NHPs), a species that was chosen because of the similarity in antigen binding affinities in these NHPs compared to humans, and demonstration that an EGFR bi-specific T cell engager (EGFR-BiTE, or EGFR-TCE) triggered significant CRS and healthy tissue toxicity up to and including death.

Our EGFR-TRACTr included an albumin binding domain intended to increase its half-life in serum in order to extend the interval between dosing, while simultaneously utilizing the protease-mediated cleavage of the linker to remove the domain once our TRACTr was activated. In NHPs, our EGFR-TRACTr was found to have a half-life of over 100 hours compared to approximately one hour for the corresponding EGFR-TCE, as demonstrated below. We believe that this half-life is consistent with the potential for once-weekly dosing in humans. Furthermore, we believe the rapid elimination of the unmasked TCE minimizes the risk of TCE-induced CRS due to short circulation time in serum.

Figure 7. Our EGFR-TRACTr was shown to have an extended half-life in NHPs compared to a corresponding TCE while the unmasked form was rapidly eliminated

In this same study, a dose of 3μg/kg and 10μg/kg of the EGFR-TCE resulted in the release of high levels of the inflammatory cytokine IL-6, while 600μg/kg of our EGFR-TRACTr reduced those levels to less than 500pg/ml, which is shown below even though the plasma levels were substantially higher with the TRACTr compared to the TCE. Published studies have shown median IL-6 levels of 122pg/ml in patients with Grade 0-3 CRS and 8,300pg/ml in patients with Grade 4-5 CRS. A similar reduction in the other inflammatory cytokines measured was observed with our TRACTr compared to the EGFR-TCE.

Figure 8. Our EGFR-TRACTr did not lead to CRS in NHPs even at high doses. Inflammatory cytokines evaluated in this study included IL-6, tumor necrosis factor alpha (TNFa), interferon gamma (IFNg), and interleukin-2 (IL-2). TNFa, IFNg, and IL-2 were all below the quantification limit (BQL)

The lack of induction of inflammatory cytokines in NHPs associated with CRS in humans is consistent with the potential for the peptide masks to prevent antigen binding and thereby T cell activation. In these studies, the EGFR-TRACTr maximum tolerated dose (MTD) was higher than 600μg/kg due to a lack of CRS, lack of safety observations, and lack of healthy tissue toxicity. In contrast, a published study using a constant infusion of an EGFR-TCE observed an MTD of 30pM plasma levels and 300pM lethal dose plasma levels, where significant liver and kidney toxicities were reported. In similar models, our TRACTr dosed at 600μg/kg had no signs of toxicity and a Cmax of 360nM, further suggesting the potential for improvement in safety via masking.

In a separate study in a mouse model of human colorectal cancer using human HCT116 tumor cells and human immune cells, our EGFR-TRACTr displayed potent anti-tumor activity. As shown in the figure below, our EGFR-TRACTr dosed for 10 days at 1.5mg/kg led to significant tumor shrinkage, which was roughly equivalent to that observed with 0.5mg/kg of the EGFR-TCE.

With the observation of reduced CRS risk for our EGFR-TRACTr relative to the EGFR-TCE (at a substantially lower dose than the TRACTr) in our NHP study, and the observation of comparable anti-tumor activity of our EGFR-TRACTr and the EGFR-TCE (at one third of the dose of the our TRACTr) in our mouse model of human CRC, we believe our EGFR-TRACTr may offer reduced CRS risk relative to the EGFR-TCE when dosed at levels expected to result in anti-tumor activity in humans.

Figure 9. Our EGFR-TRACTr led to significant tumor shrinkage in an HCT116 mouse tumor model

Our Lead Programs

Our lead TRACTr product candidates are designed to target PSMA, EGFR, and TROP2. Each of these tumor targets is clinically validated and implicated in solid tumors with high prevalence, including mCRPC, CRC, TNBC, and NSCLC. While our product candidates remain in the preclinical or discovery stage and are based on novel technologies, we anticipate submitting INDs for at least two of these product candidates by the end of 2022. We are also applying our proprietary technology to develop a TRACIr costimulatory bispecific product candidate designed to further enhance the anti-tumor activity of T cells, which we believe has potential to be used as a single-agent or in combination with our current TRACTr pipeline. Our pipeline is summarized below:

Our PSMA-TRACTr for the treatment of mCRPC

We are developing our PSMA-TRACTr product candidate for the treatment of mCRPC. In a preclinical study, PSMA-TRACTr showed a 500-fold reduced ability to induce T cell mediated killing of prostate cancer cells when masked compared to when unmasked. In addition, we found that our PSMA-TRACTr was well-tolerated in NHPs, substantially reduced cytokine release relative to the unmasked TCE, and had a prolonged half-life. We plan to submit an IND for our PSMA-TRACTr product candidate in the first half of 2022.

Prostate cancer overview

Prostate cancer is the second most common cancer in men worldwide. Over 3 million men are living with prostate cancer in the United States alone. Approximately 12 percent of men will be diagnosed with prostate cancer at some point during their lifetime. In 2020, there were an estimated 190,000 new prostate cancer diagnoses in the United States, which represents over ten percent of all new cancer diagnoses. Early diagnoses and effective therapies mean that most prostate cancer patients have a prognosis with a mean five-year survival rate of approximately 98 percent. However, an estimated six percent of prostate cancer patients develop metastatic disease, which is associated with a five-year survival rate of approximately 30 percent. There were an estimated 33,000 deaths in the United States due to prostate cancer in 2020.

Treatment options for prostate cancer

Patients diagnosed with localized, low-risk disease may be followed by active surveillance or treated by prostatectomy or radiation therapy. Patients with more advanced disease may undergo more aggressive surgical interventions and androgen deprivation therapy (ADT). Androgens, including testosterone and dihydrotestosterone, activate androgen receptor-dependent gene transcription, which drives the growth of prostate cancer cells. ADT blocks testicular production of testosterone, otherwise known as chemical castration, and is administered for those patients who present initially with regional or advanced disease at diagnosis or develop advanced disease at recurrence. Up to twenty percent of ADT-treated patients develop castration-resistant prostate cancer (CRPC). There are no standard therapies for these patients with treatment options ranging from cytotoxic chemotherapy to immunotherapies, including checkpoint inhibitors and sipuleucel-T, an autologous cell therapy developed as Provenge by Dendreon. The overall survival of patients with mCRPC in two Phase 3 trials was just 25.8 months versus 21.7 months for control patients, highlighting the need for more effective therapies.

PSMA is a validated prostate cancer antigen

PSMA is a prostate-specific transmembrane protein expressed at a 100-fold to 1,000-fold higher level in prostate adenocarcinoma than in the benign prostate. Of importance, PSMA expression is (i) increased when patients are on ADT and (ii) highest in high-grade and mCRPC. Over half of prostate cancer patients treated with radical prostatectomy with high levels of PSMA are likely to have recurrent disease, at a rate that is twice that of patients observed with low levels of PSMA. PSMA is the target of FDA-approved imaging agent, ProstaScint, TCEs, radioisotopes and ADCs in development.

Clinical results published in the journal Immunotherapy in 2020 from a Phase 1 trial of pasotuxizumab, a PSMA-targeted TCE, highlight both the potential of targeting mCRPC with a PSMA-targeted TCE and the limitations of current approaches. Patients in this trial were initially treated with daily subcutaneous injections, but anti-drug antibodies (ADAs) developed in all treated patients, likely due to the high doses that were administered. These high doses of the drug, which has a very short half-life, were required to achieve sufficient drug exposure to the tumor. The trial was then amended so that clinicians could dose patients using continuous intravenous infusion. Prostate-specific antigen (PSA) levels are a validated measure of disease severity in prostate cancer patients. In the intravenous group, a dose-dependent reduction in serum PSA levels was observed, achieving a median best PSA change from baseline of approximately 55 percent in the high dose group. The percentage of patients with PSA reduction of greater than 50 percent in the top three groups was 33 percent. Two patients had long-term PSA responses, one patient had long-term stable disease with 337 days to tumor progression, and one patient had near-complete regression of lymph node lesions and bone metastases, with 500 days to disease progression. One of the patients who had initially presented with extensive metastatic disease had a reduction in PSA of greater than 96 percent. Within 43 days of treatment, the extent of PSMA-expressing tumor was significantly reduced. By day 85, there was negligible evidence of tumor remaining. While no on-target healthy tissue toxicity was reported, treatment-emergent increases in alanine aminotransferase and aspartate aminotransferase did occur, and over half of patients in this trial developed Grade 3 or Grade 4 drug-related SAEs. Three patients dosed with continuous infusion developed CRS; two were Grade 2 and one was Grade 3.

We believe that our TRACTr platform technology can be used to create a PSMA-TCE with the potential to build upon the preliminary signs of anti-tumor activity observed with pasotuxizumab through improved pharmacokinetics and reduced risk of CRS toxicity.

Our solution: our PSMA-TRACTr product candidate

We designed our PSMA-TRACTr product candidate as a single-masked TRACTr in which the PSMA-binding domain is unmasked. The T cell-specific binding domain (CD3e) is masked to prevent CRS. We illustrate our PSMA-TRACTr structure in the figure below.

Figure 10. Structure of our PSMA-TRACTr

We found that our PSMA-TRACTr product candidate exhibited a 500-fold shift in activating T cell killing of PSMA expressing tumor cells in an in vitro assay when it was masked than when the mask was removed, as shown in the figure below. We believe this difference in activity has the potential to greatly reduce toxicities caused by PSMA expression outside of tumors.

Figure 11. Our masked PSMA-TRACTr was 500-fold less potent in activating T cell killing of PSMA expressing tumors than when the mask was removed in an in vitro assay

In NHPs, our PSMA-TRACTr demonstrated a half-life of approximately 119 hours, which we believe translates to once-weekly dosing in humans. In comparison, pasotuxizumab was reported to have a half-life of one to three hours in humans and required continuous intravenous infusion for 5 weeks to maintain sufficient drug exposure, representing a significant burden for patients. We illustrate our PSMA-TRACTr and the PSMA-TCE half-lives in NHPs in the figure below. For comparison, the projected human efficacious dose (pHED) of 100pM for pasotuxizumab based on the clinical trial protocol for its phase 1 study is also shown.

Figure 12. Our PSMA-TRACTr had a half-life of 119 hours in NHPs, which we believe is in line with the potential for once-weekly dosing in humans

In this same study, dosing of our PSMA-TRACTr at 87μg/kg resulted in minimal levels of inflammatory cytokine production, relative to an unmasked PSMA-TCE at 10μg/kg, which led to a greater than 130-fold expression of IL-6 as shown in the figure below. We believe these data suggest our PSMA-TRACTr will have the potential to reduce CRS risk relative to an unmasked PSMA-TCE. Furthermore, in a separate, ongoing study of our PSMA-TRACTr dosed at 1,000μg/kg once-weekly for three weeks in NHPs, no dose-limiting toxicities have been identified to date.

Figure 13. Dosing of our PSMA-TRACTr in NHPs had minimal effects on inflammatory cytokine levels, several of which were below the limit of quantification (LOQ). In contrast, dosing of a PSMA-TCE led to substantial levels of IL-6 as well as elevation of other inflammatory cytokines commonly observed in CRS.

Clinical development plans

We plan to submit an IND for our PSMA-TRACTr in the first half of 2022 to conduct a Phase 1 trial in patients with mCRPC to assess safety, tolerability, and pharmacokinetics.

Our EGFR-TRACTr for the treatment of colorectal cancer

We are developing our EGFR-TRACTr product candidate for the treatment of metastatic CRC. We have shown in preclinical studies that our EGFR-TRACTr had an 8,500-fold reduced ability to activate T cells when it is masked compared to when it is unmasked. In addition, we demonstrated that our EGFR-TRACTr was well-tolerated in NHPs, substantially reduced cytokine release relative to the unmasked TCE, and had a prolonged half-life. We selected a development candidate for our EGFR-TRACTr product candidate in the second quarter of 2021, and we plan to submit an IND in the second half of 2022.

Colorectal cancer overview

Colorectal cancer is the second most common cancer in women and the third most common cancer in men worldwide. In 2018, more than 1.8 million people worldwide received colorectal cancer diagnoses, and approximately 900,000 died from the disease. In 2020, there were approximately 150,000 new CRC patients in the United States. Approximately 25 percent of patients have metastatic disease at diagnosis, meaning the disease has spread to other organs, and about 50 percent of patients with CRC will eventually develop metastases. There are an estimated 50,000 new metastatic CRC patients in the United States each year. Over 35 percent of the patients with a new diagnosis of CRC, and over 85 percent of patients with a new metastatic CRC diagnosis, will die within five years. Furthermore, the cumulative recurrence rate of CRC at four years is 100 percent.

EGFR is a validated colorectal cancer target

EGFR is the most commonly overexpressed membrane protein in cancer. In CRC, 80 percent of patients overexpress EGFR, and higher expression levels have been linked to more aggressive metastatic disease, which is associated with poor prognosis, including decreased disease-free survival and overall survival. However, EGFR expression is not limited to tumors and is widely expressed throughout the body, resulting in systemic toxicities with EGFR-directed therapies.

Treatment options for colorectal cancer

Treatment of CRC typically involves cytotoxic chemotherapy in a regimen containing folinic acid, fluorouracil, and irinotecan, called FOLFIRI, and radiation. Anti-EGFR mAbs such as cetuximab (ERBITUX, marketed by Eli Lilly) and panitumumab (VECTIBIX, marketed by Amgen and Takeda) can be added to standard therapy. However, only 10-20 percent of patients respond to anti-EGFR mAb therapies, and of those that do, resistance often develops. Of the 85 percent of CRC patients that are resistant to EGFR mAb treatment, 35 percent to 45 percent are resistant due to KRAS mutations. Treatment with EGFR mAbs is not recommended for patients with KRAS mutations. This suggests that if an anti-EGFR therapeutic that could treat all EGFR overexpressing patients harboring KRAS mutations was developed, the potential treatable population could be significantly expanded. Despite these limitations, anti-EGFR mAbs generated over $2 billion in sales in 2020.

A combination of nivolumab (OPDIVO) and ipilimumab (YERVOY), which are both marketed by Bristol Myers Squibb, as well as pembrolizumab monotherapy (KEYTRUDA, marketed by Merck & Co.), have been approved for the treatment of microsatellite instability-high (MSI-high) CRC. This is a subset of four to five percent of CRC patients with mutations that lead to high genetic instability. These results suggest that EGFR-directed immunotherapies have the potential to treat CRC and that, at least in some patients, there are sufficient T cells to mount an effective immune response.

Our solution: our EGFR-TRACTr product candidate

We designed our EGFR-TRACTr product candidate as a dual-masked TRACTr in which both the EGFR and T cell binding domains are designed to be masked. Based upon the activity of EGFR-TCEs against CRC cell lines that harbor mutations or modifications that render them resistant to anti-EGFR antibodies, we believe our EGFR-TRACTr has the potential to treat an expanded CRC patient population. We illustrate our EGFR-TRACTr structure below.

Figure 14. Structure of our EGFR-TRACTr

We found that our EGFR-TRACTr product candidate exhibited an 8,500-fold shift in activating T cell killing of EGFR expressing HCT116 tumor cells in an in vitro assay when it was masked than when the mask was removed, as shown below. We believe this differential in activity has the potential to greatly reduce healthy tissue toxicities caused by EGFR expression outside of tumors.

Since these cells harbor KRAS mutations and are resistant to anti-EGFR antibodies, the observed EGFR-TCE activity suggests that EGFR inhibitor-resistant (including KRAS mutants sensitive to our EGFR-TRACTr) CRC will be sensitive to our EGFR-TRACTr. Our observation is consistent with published studies demonstrating EGFR-TCE activity in cell lines that were resistant to EGFR mAbs and harbored KRAS mutations. The results of our study are depicted in the figure below.

Figure 15. Our masked EGFR-TRACTr was over 8,500-fold less potent at T cell-mediated killing of EGFR-expressing tumor cells than an equivalent unmasked TCE in an in vitro assay

In NHPs, our EGFR-TRACTr demonstrated a half-life of approximately 94 hours, which we believe translates to the potential for once-weekly dosing in humans. This compares to the half-life of the unmasked EGFR-TCE of approximately one hour. We illustrate our EGFR-TRACTr and the EGFR-TCE half-lives in a study in NHPs in the figure below.

Figure 16. Our EGFR-TRACTr had a half-life of approximately 94 hours in NHPs, which we believe is in line with once-weekly dosing in humans

In this same study, dosing of our EGFR-TRACTr at 100μg/kg resulted in minimal levels of inflammatory cytokine release, relative to an unmasked EGFR-TCE at 10μg/kg, which led to a greater than 20-fold expression of IL-6. We believe these data suggest that our EGFR-TRACTr has the potential to reduce CRS risk relative to an unmasked EGFR-TCE.

Figure 17. Dosing of our EGFR-TRACTr in NHPs had minimal effects on inflammatory cytokine levels. In contrast, dosing of an EGFR-TCE led to substantial levels of IL-6 as well as elevation of other inflammatory cytokines commonly observed in CRS

Clinical Development Plans

We have initiated IND-enabling studies with our EGFR-TRACTr and plan to submit an IND in the second half of 2022 followed by a Phase 1 trial in patients with advanced CRC tumors that express EGFR to assess safety, tolerability, and pharmacokinetics. In addition, we plan to evaluate additional opportunities where EGFR is overexpressed.

TROP2-TRACTr for the treatment of TROP2 overexpressing solid tumors

We are developing our TROP2-TRACTr program to treat TROP2 overexpressing solid tumors, including NSCLC, UC, and TNBC. TROP2 is a cell surface glycoprotein overexpressed by many human carcinomas. In preclinical studies, we have shown that our TROP2-TRACTr had an over 6,500-fold reduced ability to activate T cells when it was masked compared to when it was unmasked. In addition, we demonstrated that our TROP2-TRACTr was well-tolerated in NHPs, substantially reduced cytokine release relative to the unmasked TCE, and had a prolonged half-life. We plan to submit an IND for our TROP2-TRACTr product candidate in 2023.

Triple-negative breast cancer overview

Although some forms of breast cancer are less aggressive and have displayed improving survival rates, there are still highly aggressive forms of disease that represent a significant unmet need. For example, TNBC tends to present at a later stage than other types of breast cancer and grows, spreads, and recurs faster than most other types. Women with triple-negative breast cancer are also more likely to develop metastases, and typically have a poorer prognosis than other types of breast cancer due to the lack of targeted therapies available for treatment. TNBC is referred to as “triple-negative” because it is estrogen receptor-negative (ER-), progesterone receptor-negative (PR-), and HER2-, and is unlikely to respond to hormonal or HER2-targeted therapies. TNBC accounts for approximately 10-20 percent of all breast cancers and is more aggressive and likely to recur compared to receptor-positive breast cancers. The five-year survival rate for TNBC is approximately 77 percent compared to approximately 92 percent for other types of breast cancers.

Urothelial cancer overview

Cancer that begins in cells that line the urethra, bladder, ureters, renal pelvis, and some other organs are referred to as urothelial carcinoma. UC is the most common type of bladder cancer and bladder cancer is the sixth most common cancer in the United States. UC accounts for 90 percent of all bladder cancers, and can also arise in the renal pelvis and ureters. The American Cancer Society estimates that there will be approximately 83,730 new cases of bladder cancer in the United States in 2021. Despite the approval of checkpoint inhibitors in recent years, the treatment of patients with advanced UC in the second-line setting remains a significant unmet need. The relative five-year survival rate for patients with metastatic UC is about six percent.

Non-small cell lung cancer overview

It is estimated that there will be approximately 235,000 new lung cancer cases and 131,000 lung cancer deaths in the United States in 2021. NSCLC accounts for approximately 84 percent of lung cancer cases. Targeted therapies have been developed for patients with tumors containing alterations in EGFR, and anaplastic lymphoma kinase gene (ALK); however, less than thirty percent of patients are eligible for these therapies. Patients who are ineligible or resistant to these therapies can be treated with immune checkpoint inhibitors. This treatment regimen leads to significant improvements in progression-free survival (PFS) and OS compared to standard chemotherapy. However, despite the availability of these therapies, very few patients are cured of their disease, and the prognosis in NSCLC remains poor, with an overall five-year survival for all patients diagnosed with NSCLC of approximately 25 percent.

TROP2 is a validated cancer target

TROP2 is a transmembrane protein involved in calcium signal transduction. The observed TROP2 level is low in normal tissues, and TROP2 is overexpressed in various cancer types, such as breast, lung, urothelial, endometrial, ovarian, prostate, pancreatic, gastric, colon, head and neck, and glioma. Furthermore, TROP2 functions as an oncogene capable of driving both tumorigenesis and metastasis in epithelial cancers such as colorectal cancer. TROP2 expression in cancer cells has long been correlated with drug resistance, and high levels of TROP2 expression have been shown to correlate with poor prognosis in a variety of cancer types. In a meta-analysis, including data from approximately 2,500 patients, increased TROP2 expression was associated with poor overall survival and disease-free survival outcomes across several solid tumors.

The increased expression of TROP2 in tumors has made it both a prognostic biomarker and a therapeutic target for cancer. Sacituzumab govitecan, marketed as Trodelvy by Gilead, is an anti-TROP2 ADC that received accelerated approval by the FDA in April 2020 as a treatment for metastatic TNBC and UC in April 2021. In metastatic TNBC, this ADC had a 33 percent overall response rate, providing clinical validation of TROP2 as a target. However, sacituzumab govitecan was also associated with significant toxicities: 21 percent of patients reported Grade 3 or Grade 4 serious gastrointestinal events, and 43 percent reported Grade 3 or Grade 4 neutropenia. Beyond TNBC, a published report from the 2019 Genitourinary Cancers Symposium indicated that an objective response was observed with sacituzumab govitecan in approximately 30 percent of highly pretreated urothelial cancer patients. Furthermore, in a Phase 1 trial of datopotamab deruxtecan (DS-1062), an anti-TROP2 ADC in clinical development by AstraZeneca and Daiichi Sankyo, objective responses were obtained by

21 percent to 25 percent of NSCLC patients treated. Promising third-party clinical data in metastatic multiple cancer indications have been reported, including HR+/HER2- breast and urothelial cancers. As a therapeutic target, TROP2’s independence from other therapeutic approaches (e.g., checkpoint inhibitors, Poly (ADP-ribose) polymerase (PARP) inhibitors) lends combination therapy with TROP2 targeted therapies a potentially promising approach.

Our solution: our TROP2-TRACTr program

We designed our TROP2-TRACTr program as a dual-masked TRACTr in which both the TROP2 and the CD3e antigen binding domains are masked in order to minimize the risk of on-target, healthy tissue toxicity. We illustrate our dual masked TROP2-TRACTr structure in the figure below.

Figure 18. Structure of our dual masked TROP2-TRACTr

In preclinical in vitro studies, our unmasked TROP2-TCE led to T cell-mediated cell killing of a number of tumor cell lines with potencies that generally correlated with the level of TROP2 expression. The TROP2-TCE was active against both high TROP2-expressing cell lines, such as BxPC3 and NCI-N87, which were sensitized to killing by concentrations of TROP2-TCE of less than 1 pM and the low TROP2-expressing cell line, HCT116 at 10 pM, as shown in the figure below.

Figure 19. Our TROP2-TRACTr led to potent T cell-mediated cell killing across a range of tumor types that express TROP2 in preclinical studies

We found that our TROP2-TRACTr exhibited a 12,500-fold shift in activating T cell killing of TROP2 expressing tumor cells in an in vitro assay when it was masked than when the mask was removed. We believe this differential in activity has the potential to greatly reduce toxicities caused by TROP2 expression outside of tumors.

Figure 20. Our masked TROP2-TRACTr was greater than 12,500-fold less potent at activating T cell mediated killing of TROP2-expressing tumor cells than unmasked TROP2-TRACTr in an in vitro assay

In NHPs, our TROP2-TRACTr demonstrated a half-life of approximately 90 hours, which we believe is in line with the potential for once-weekly dosing in humans. The half-life of the unmasked TROP2-TCE was less than 2 hours. We illustrate our TROP2-TRACTr and the TROP2-TCE half-lives in our NHP study in the figure below.

Figure 21. Our TROP2-TRACTr had a half-life of 90 hours in NHPs, which we believe is in line with once-weekly dosing in humans

In this same study, dosing of our TROP2-TRACTr at 100μg/kg resulted in minimal levels of inflammatory cytokine production, relative to an unmasked TROP2-TCE at 3μg/kg, which led to a greater than 20-fold expression of IL-6 as shown in the figure below. We believe these data suggest our TROP2-TRACTr has the potential to reduce CRS risk relative to an unmasked TROP2-TCE.

Figure 22. Dosing of our TROP2-TRACTr in NHPs had minimal effects on inflammatory cytokine levels. In contrast, dosing of a TROP2-TCE led to substantial levels of IL-6 as well as elevation of other inflammatory cytokines commonly observed in CRS.

Clinical development plans

We plan to submit an IND for TROP2-TRACTr in 2023 to conduct a Phase 1 trial in patients with advanced solid tumors that are overexpressing TROP2, including TNBC, UC, and NSCLC, to assess safety, tolerability, and pharmacokinetics.

Our Next Generation Bispecific Co-stimulatory Platform

Activation of T cells is a highly regulated process that typically requires two signaling events for full functionality: the first signal is initiated upon binding of the MHC-antigen complex, which helps distinguish “self” from “non-self” to the T cell receptor (TCR) and the second signal through activation of a costimulatory receptor. While the first recognition signal activates a T cell and triggers T cell mediated toxicity of the recognized cell, if the T cell does not receive a second costimulatory signal it can lead to T cell tolerance whereby the T cells continue to recognize the tumor antigen but do not mount an immune response against the tumor cell. The second costimulatory signal prevents T cell tolerance, and further activates the T cell to enhance T cell cytotoxicity towards the targeted cell. The interaction of tumor cells and T cells with and without our PD-L1/CD28 costimulatory bispecific is depicted in the figure below.

Figure 23. T cell costimulatory bispecific activators such as our PD-L1/CD28 program have the potential to increase activation both as monotherapy and in combination with TCEs

Our PD-L1/CD28 costimulatory bispecific is designed to act both as an antagonist of PD-L1 and a conditional agonist of CD28 as shown in the figure above. While CD28 agonism has shown some clinical promise, the efficacy seen with this approach has been limited due to dose-limiting toxicities that result from systemic activation of CD28. Our PD-L1/CD28 costimulatory bispecific is designed to conditionally agonize CD28 only in the presence of PD-L1, which is often overexpressed by tumors to avoid T cell mediated killing. In addition, engagement of PD-L1 by our costimulatory bispecific is designed to block PD-1 binding and provide checkpoint inhibition. We believe this unique combination of potential mechanisms of action could enhance anti-tumor responses and limit the systemic toxicity of CD28 agonism. This is supported by studies in NHPs with our costimulatory bispecific demonstrating a lack of systemic immune system activation as evidenced by the lack of cytokine release, as shown in the figure below.

Figure 24. Dosing of our PD-L1/CD28 costimulatory bispecific in NHPs had minimal effects on inflammatory cytokine levels, and several of these were below limits of quantification

Despite unprecedented clinical response rates, most patients fail to respond to therapies targeting PD-1 and PD-L1. We believe this is in part because T cells require costimulation for full functionality. Thus, checkpoint inhibition alone is likely insufficient to fully enable the immune system to attack a tumor. We believe further benefit could be derived by the addition of immune co-stimulatory agents. Preclinical study results comparing a checkpoint antibody with our costimulatory bispecific with PD-L1 expressing tumor cells demonstrated single-agent induction of T cell cytotoxicity and IFNg release with the costimulatory bispecific and lack of activity with the checkpoint antibody, as shown in the figure below. In addition, IL-2 release was observed with the costimulatory bispecific, which is consistent with CD28 agonism. We believe that intra-tumoral release of IL-2 has the potential to further enhance the activity of tumor resident T cells to further improve activity.

Figure 25. Our unmasked PD-L1/CD28 bispecific led to T cell-dependent anti-tumor activity and the release of IFNg and IL-2 from T cells in preclinical studies

We plan to clinically evaluate single-agent activity of our costimulatory bispecific to treat patients with PD-L1 expressing tumors, including those refractory to, or relapsed from, approved checkpoint inhibitor therapies. Additional supporting evidence for this strategy is provided in the figure below, where our costimulatory bispecific demonstrated single-agent T cell-mediated killing of a range of different cancer cells, including breast cancer, NSCLC, and skin cancer.

Figure 26. Our PD-L1/CD28 bispecific as monotherapy led to T cell-mediated cell killing of a number of cell lines

We also plan to clinically evaluate our costimulatory bispecific in combination with our TRACTrs. Since TCE activation of T cells occurs via the first signal, we expect improved activity when combined with our costimulatory bispecific. In preclinical studies, our costimulatory bispecific enhanced anticancer activity greater than 30-fold when combined with a PSMA-TCE. We believe these data highlight the potential synergy between a PD-L1/CD28 bispecific and a CD3-directed TCE, as shown in the figure below.

Figure 27. Our PD-L1/CD28 bispecific combined with a TCE led to increased cell killing in preclinical studies

To reduce potential toxicities and enable combination therapy with our TRACTrs we are currently optimizing the masks for our T cell costimulatory bispecific molecules. We are also modifying them to contain our proprietary cleavable linkers and albumin binding domain with the goal of creating bispecific product candidates that can be safely administered with a long half-life when in the inactive state, and display potent T cell costimulatory activity that is limited to tumor sites. We anticipate developing this bispecific costimulatory molecule both as a monotherapy and in combination with our TRACTr programs. The below schematic illustrates the potentially synergistic benefit of combining our bispecific costimulatory molecule with our TRACTrs. In this scenario, TRACTr-mediated anti-tumor activity is further enhanced through a reversal of tumor-mediated immunesuppression via simultaneous binding to PD-L1 and CD28 mediated by our costimulatory bispecific.

Figure 28. Potential synergistic benefit of combining our bispecific costimulatory molecule with our TRACTrs

Manufacturing

Certain features of our TRACTr molecules allow for their production, development, and manufacturing processes to closely resemble those used for monoclonal antibodies. First, our TRACTr molecules are readily expressed at high levels recombinantly in common Chinese hamster ovary cells. Second, our TRACTr molecules bind protein A via the anti-albumin binding domain. Protein A affinity chromatography is the standard technique for capturing recombinant monoclonal antibodies and is a very robust purification procedure used as a capture step due to its specificity. After the protein A affinity chromatography step, TRACTrs are further purified using standard ion exchange and/or hydrophobic-interaction chromatography steps, virus filtration, and ultrafiltration formulation. Our anticipated dosing strategy gives us the advantage of formulating our drug products at low protein concentrations in typical formulation matrices. Through developability and manufacturability assessments, we continue to verify that our TRACTr constructs have advantageous properties that include high solubility, minimal aggregation, and good stability. We believe these properties will allow our products to be manufactured at a substantially lower cost than monoclonal antibodies.

We plan to obtain bulk drug substance (BDS) for our TRACTrs from a single-source third-party contract manufacturer. While any reduction or halt in the supply of BDS from this contract manufacturer could limit our ability to develop our product candidates until a replacement contract manufacturer is found and qualified, we believe that we will have sufficient BDS to support any future clinical trial programs. We are in the process of developing our supply chain for each of our product candidates and intend to put in place agreements under which our third-party contract manufacturers will generally provide us with necessary quantities of BDS and drug product on a project-by-project basis based on our development and commercial supply needs.

All of our TRACTrs will be manufactured from a vial of a master cell bank of that biologic therapeutic’s production cell line. We have or intend to have one master cell bank for each TRACTr that was or will be produced and tested in accordance with current good manufacturing practice (cGMP) and applicable regulations. Each master cell bank is or will be stored in two independent locations, and we intend to produce working cell banks for each product candidate later in product development. It is possible that we could lose multiple cell banks from multiple locations and have our manufacturing severely impacted by the need to replace the cell banks. However, we believe we have an adequate backup should any particular cell bank be lost in a catastrophic event.

We do not own or operate and currently have no plans to establish cGMP manufacturing facilities and laboratories. We currently rely on third-party manufacturers and suppliers for the raw materials and starting components used to make our TRACTrs, and we expect to continue to do so to meet our research and development and commercial activities. Our third-party manufacturers are qualified to manufacture our product candidates under cGMP requirements and other applicable laws, guidance and regulations. We believe there are multiple sources for all of the materials and components required for the manufacture of our product candidates.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large pharmaceutical and biotechnology companies, academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for the research, development, manufacturing, and commercialization of cancer immunotherapies. Any product candidates that we successfully develop and commercialize will compete with new immunotherapies that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology, and other related markets that develop immuno oncology treatments. Many other companies have commercialized and/or are developing immuno oncology treatments for cancer including large pharmaceutical and biotechnology companies, such as AbbVie, Amgen, AstraZeneca, Bristol Myers Squibb, Johnson & Johnson, Merck & Co., Novartis, Pfizer, and Roche/Genentech.

We face significant competition from pharmaceutical and biotechnology companies that target specific tumor-associated antigens using immune cells or other cytotoxic modalities. These generally include immune cell redirecting therapeutics (e.g., T cell engagers), adoptive cellular therapies (e.g., CAR T cell therapies), antibody-drug conjugates, targeted radiopharmaceuticals, targeted immunotoxin, and targeted cancer vaccines.

With respect to our lead PSMA-TRACTr, we are aware of other competing PSMA-targeting clinical-stage therapeutics, which include, but are not limited to: T cell engagers from Amgen, Harpoon Therapeutics, and Regeneron Pharmaceuticals; CAR T cell therapies from Poseida Therapeutics, Sorrento Therapeutics, and Tmunity Therapeutics; NK cell engagers from Crescendo Biologics; and radiopharmaceuticals from Endocyte/Novartis, Point Biopharma, and Bayer.

With respect to our EGFR-TRACTr, we face competition from several targeted therapies approved by the FDA to treat CRC, including, but not limited to, Roche’s bevacizumab, Amgen’s panitumumab, Eli Lilly/Merck KGaA’s cetuximab, Bayer’s regorafenib, and Eli Lilly’s ramucirumab. We also face competition from other anti-EGFR therapies that are in clinical development for CRC. We believe that the most advanced candidates are those being developed by Sorrento Therapeutics and Spectrum Pharmaceuticals.

With respect to our TROP2-TRACTr, Gilead’s sacituzumab govitecan was the first ADC approved by the FDA for the treatment of relapsed/refractory metastatic TNBC. We are aware of other TROP2 therapies that are in clinical development for solid tumors. We believe that the most advanced candidates are Daiichi Sankyo/AstraZeneca’s ADC DS-8201 and KLUS Pharma’s SKB264. Additional competition may come from leading companies in lung cancer and breast cancer, including, but not limited to, AstraZeneca, Bristol Myers Squibb, Merck & Co., Merck KGaA, Pfizer, and Roche.

We are currently developing a pipeline of TRACTr and other protease-activated therapeutics that face increasing competition from other biologic prodrug developers, which include, but are not limited to, Akrevia Therapeutics, Amunix Pharmaceuticals, Bayer AG, BioAtla, Chugai Pharmaceutical Co., CytomX Therapeutics, Genentech, Harpoon Therapeutics, Nektar Therapeutics, Pandion Therapeutics, Revitope Oncology, Roche Holding AG, and Seattle Genetics.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites, and enrolling subjects for any future clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination of our commercial opportunity if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we or our collaborators may develop. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for our product candidates, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience. If we are not successful in developing, commercializing, and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

Research Collaboration and Exclusive License Agreement with Merck Sharp & Dohme Corp.

On December 15, 2020, we and Merck Sharp & Dohme Corp. (Merck), entered into a research collaboration and exclusive license agreement (the Merck Agreement). The Merck Agreement provides that we and Merck will use commercially reasonable efforts to engage in certain research and development activities related to our TRACTr platform technology that are to be funded by Merck up to specified annual limits. Pursuant to the agreement, Merck has the right to designate up to two TRACTr product candidates in each case to be developed against a target (a Collaboration Target). We granted Merck an exclusive, worldwide, royalty-bearing, sublicensable license to certain of our patent rights and know-how with respect to the Collaboration Targets, in each case once designated by Merck, to research, develop, make, have made, use, import, offer to sell, and sell compounds and any licensed products related thereto. Merck selected one of the Collaboration Targets upon execution of the Merck Agreement and has a specified period of time to select the second Collaboration Target. Following the research term, Merck will have the sole right to research, develop, manufacture, and commercialize the licensed compounds and products directed against the Collaboration Targets.

In consideration of the rights granted to Merck under the Merck Agreement, Merck paid us a one-time upfront payment of $8 million in respect of the first Collaboration Target and is required to pay us an additional one-time payment of $8 million upon the selection of the second Collaboration Target. In addition, Merck is required to make milestone payments to us upon the successful completion of certain regulatory and development milestones, in an aggregate amount not to exceed $142.5 million for each of the two Collaboration Targets ($285 million collectively for both Collaboration Targets). Merck is also required to make milestone payments to us upon the successful completion of certain sales milestones, in an aggregate amount not to exceed $350 million for each licensed product under either of the Collaboration Targets.

Merck is also required to make tiered royalty payments on a product-by-product and country-by-country basis, ranging from low single-digit to low teens percentage royalty rates, on specified portions of annual net sales for licensed products under either of the Collaboration Targets that are commercialized. Such royalties are subject to reduction, on a product-by-product and country-by-country basis, for licensed products not covered by patent claims, or that require Merck to obtain a license to third party intellectual property in order to commercialize the licensed product, or that are subject to compulsory licensing. Merck’s royalty obligation with respect to a given licensed product in a given country begins upon, and ends no less than 10 years following, the first sale of such product in such country.

The Merck Agreement will terminate at the end of the calendar year in which the expiration of all royalty obligations occurs for all licensed products under the agreement. Merck has the unilateral right to terminate the agreement in its entirety or on a Collaboration Target by Collaboration Target basis at any time and for any reason upon prior written notice to us. Both parties have the right to terminate the agreement for an uncured material breach, certain illegal or unethical activities, and insolvency of the other party. Upon expiration of the agreement but not early termination thereof, and provided all payments due under the agreement have been made, Merck’s exclusive licenses under the agreement will become fully paid-up and perpetual.

License Agreement with WuXi Biologics (Hong Kong) Limited

In April 2021, we entered into a cell line license agreement (Cell Line License Agreement) with WuXi Biologics (Hong Kong) Limited (WuXi Biologics), pursuant to which we received a non-exclusive, worldwide, sublicensable license under certain of WuXi Biologics’ patent rights, know-how and biological materials (WuXi Biologics Licensed Technology), to use the WuXi Biologics Licensed Technology to make, use, sell, offer for sale and import certain therapeutic products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (WuXi Biologics Licensed Product).

In consideration for the license, we agreed to pay WuXi Biologics a non-refundable, one-time license fee of $150,000 upon Wuxi Biologics’ achievement of a certain technical milestone, which has not yet been achieved. Additionally, if we do not engage WuXi Biologics or its affiliates to manufacture the WuXi Biologics Licensed Products for our commercial supplies, we are required to make royalty payments to WuXi Biologics in an amount equal to a low single-digit percentage of specified portions of net sales of WuXi Biologics Licensed Products manufactured by a third party manufacturer. We have the right (but not the obligation) to buy out our remaining royalty obligations with respect to each WuXi Biologics Licensed Product by paying WuXi Biologics a one-time payment in an amount ranging from low single digit million dollars to a maximum of $15.0 million depending on the development and commercialization stage of the WuXi Biologics Licensed Product, and upon such payment, our license with respect to such WuXi Biologics Licensed Product will become fully paid-up, irrevocable, and perpetual.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by us upon three months’ prior written notice and our payment of all amounts due to WuXi Biologics through the effective date of termination, (ii) by either party for the other party’s material breach that remains uncured for 30 days after written notice, and (iii) by WuXi Biologics if we fail to make a payment and such failure continues for 30 days after receiving notice of such failure.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We own the patent applications relating to our TRACTr platform technology. Our intellectual property policy includes seeking to protect our proprietary position by, among other methods, striving to obtain issued patents by filing and prosecuting patent applications in the United States and in jurisdictions outside of the United States, directed to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continued innovation, and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of immunotherapy. We also plan to rely on data exclusivity, market exclusivity, and patent term extensions when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets and know-how; to obtain and maintain licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including any patents that we may own in the future; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

As of April 15, 2021, we own 15 pending U.S. provisional and non-provisional patent applications and two patent applications filed under the Patent Cooperation Treaty (PCT). Specifically, we have one PCT patent application directed to compositions of our TRACTr platform technology that are applicable across our PSMA, TROP2, EGFR, and costimulatory bispecific (CD28 and PD-L1) product candidates. We also have three provisional patent applications that cover compositions and applications of various components and aspects of our TRACTr platform technology and have general applicability across various product candidates. We further have two provisional patent applications specific to the PSMA product candidate, two provisional patent applications specific to the TROP2 product candidate, and two provisional patent applications specific to the bispecific product candidate. In addition, we have two provisional patent applications, four non-provisional patent applications and one PCT patent application relating to compositions of our other proprietary antibodies, compounds, technology, inventions, improvements, and other aspects of our technology that are not under active development. Any patents that issue from these pending patent applications are expected to expire between 2038 and 2041, absent any patent term adjustments or extensions. We also possess substantial know-how and trade secrets relating to the development and commercialization of our product candidates, including related manufacturing processes and technology.

With respect to our product candidates and processes, we intend to develop and commercialize in the normal course of business, and we intend to pursue patent protection directed to, when possible, compositions, methods of use, methods of making, dosing, and formulations. We may also pursue patent protection with respect to manufacturing, therapeutic development processes and technologies, and therapeutic delivery technologies.

Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In general, patents issued for applications filed in the United States can provide exclusionary rights for 20 years from the earliest effective filing date excluding U.S. provisional applications. In addition, in certain instances, the term of an issued U.S. patent that is directed to or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date excluding U.S. provisional applications. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its claims, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States. The relevant patent laws and their interpretation outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and enforce the patent rights that we may license, and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements. With respect to company-owned intellectual property, we cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products. Moreover, even the issued patents that we license do not guarantee us the right to practice our technology in relation to the commercialization of our products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology, and the issued patents that we may in-license and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our product candidates. In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents that we own or that we may exclusively in-license. For these reasons, we may face competition with respect to our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides. A comprehensive discussion on risks relating to intellectual property is provided under the section of this prospectus titled “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our investigational medicines and any future investigational medicines. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Regulatory Approval in the United States

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (FDCA) and the Public Health Service Act (PHSA), and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biologic products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending biologics license applications (BLAs), warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

A biologic must be approved by the FDA pursuant to a BLA before it may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

•	submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin;

•	approval by an institutional review board (IRB) or independent ethics committee at each clinical trial site before each clinical trial may be commenced;

•

performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice (GCP) requirements and other regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	submission to the FDA of a BLA;

•	payment of any user fees for FDA review of the BLA;

•	a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

•

satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data;

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee; and

•	compliance with any post-approval requirements, including REMS, where applicable, and post- approval studies required by the FDA as a condition of approval.

Preclinical Studies

Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product candidates and formulations, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, which may overlap or be combined:

•

Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness.

•

Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

•

Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.

A single Phase 3 or Phase 2 trial with other confirmatory evidence may be sufficient in rare instances to provide substantial evidence of effectiveness (generally subject to the requirement of additional post-approval studies).

The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Following completion of the clinical trials, the results of preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity, and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic or drug may be marketed in the United States. The cost of preparing and submitting a BLA is substantial. Under the PDUFA, each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved BLA is also subject to an annual program fee.

The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will generally conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.

After the FDA evaluates a BLA, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the BLA and may require additional clinical data, additional pivotal clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

As a condition of BLA approval, the FDA may require a Risk Evaluation and Mitigation Strategy (REMS) to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals and elements to assure a product’s safe use (ETASU). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee. In addition, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses based on their independent medical judgement, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity.

An orphan-designated product may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates.

For example, the fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, product candidates are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new biologic candidate can request the FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s BLA before the application is complete. This “rolling review” is available if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy, priority review and accelerated approval.

Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the biologic candidate. The FDA must determine if the biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review, and for original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Accelerated approval may be granted for products that are intended to treat a serious or life-threatening disease or condition on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Pediatric Information

Under the Pediatric Research Equity Act (PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, beginning in 2020, PREA will apply to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act (the BPCA) provides a six-month extension of any exclusivity—patent or non-patent—for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biologics may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling. Although physicians may prescribe products for off-label uses as the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. Companies may only share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product’s manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;

•	fines, warning or other enforcement-related letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Biosimilars and Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (the BPCIA) created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. A reference biological product is granted 12 years of exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.

The BPCIA is complex and only recently implemented by the FDA. Recent government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

Regulatory Approval in the European Union

The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities of European Union member states.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;

•

submission to the relevant national authorities of a clinical trial application (CTA) for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•

submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•

satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the quality and potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant international, EU and national legislation, regulations and guidelines. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trials

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended (the Clinical Trials Directive), a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each European Union member state in which a clinical trial is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including but not being limited to the clinical trial protocol. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014 (the Clinical Trials Regulation). The Clinical Trials Regulation will be directly applicable in all the EU member states, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable, the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The Clinical Trials Regulation introduces a complete overhaul of the existing legislation governing clinical trials for medicinal products in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU member states in which an application for authorization of a clinical trial has been submitted (member states concerned). Part II is assessed separately by each member state concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU member state. However, overall related timelines will be defined by the Clinical Trials Regulation. The effective date of the Clinical Trials Regulation has been postponed several times due to technical difficulties with the underlying IT systems that will support the EU portal, which remain ongoing. Currently, the Clinical Trials Regulation is not expected to become effective before early 2022.

Manufacturing and import into the EU of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with cGMP.

Review and Approval

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the centralized procedure, only this procedure will be described here.

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all European Union member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the European Commission decision. The EMA and the European Commission administer the centralized authorization procedure.

Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use (the CHMP), serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the CHMP acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Conditional Approval and Accelerated Assessment

As per Article 14(7) of Regulation (EC) 726/2004, a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for 12 months, on a renewable basis.

When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to Article 14(9) of Regulation (EC) 726/2004. Under the accelerated assessment procedure, the CHMP is required to issue an opinion within 150 days of receipt of a valid application, subject to clock stops. We believe that some of the disease indications in which our product candidates are currently being or may be developed in the future qualify for this provision, and we will take advantage of this provision as appropriate.

Period of Authorization and Renewals

A marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called “sunset clause”).

Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection. This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of

10 years plus an additional market exclusivity of one further year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version of the reference product after only 10 (or 11) years have lapsed.

Orphan Drug Designation

Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish (i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and (ii) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10-year period of market exclusivity, which means that no similar medicinal product can be authorized in the same indication. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. In addition, derogation from market exclusivity may be granted on an individual basis in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product or demonstration of “clinically relevant superiority” by a similar medicinal product. Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 are eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.

If the MAA of a medicinal product designated as an orphan drug pursuant to Regulation (EC) 141/2000 includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the 10-year period of market exclusivity will be extended to 12 years.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit, and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union rules continued to apply. A trade and cooperation agreement, or the Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure and can be covered under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market drugs in Great Britain. For two years from 1 January 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, may adopt decisions taken by the European Commission on the approval of new marketing authorizations through the centralized procedure, and the MHRA will have regard to marketing authorizations approved in a country in the European Economic Area (although in both cases a marketing authorization will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future. It is currently unclear whether the MHRA in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.

Data Privacy and Security Laws

Numerous state, federal and foreign laws govern the collection, dissemination, use, access to, confidentiality and security of health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. State laws may be more stringent, broader in scope or offer greater individual rights with respect to protected health information, (PHI) than HIPAA, and state laws may differ from each other, which may complicate compliance efforts.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their covered subcontractors that perform services for them that involve the creation, receipt, maintenance, transmission, use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of such individually identifiable health information. Entities that are found to be in violation of HIPAA, as amended, as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. For example, California enacted the CCPA, on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CPRA was also recently passed in California. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The substantive requirements for businesses subject to the CPRA will go into effect on January 1, 2023, and become enforceable on July 1, 2023.

Further, the collection, transfer, processing and other use of personal data, including health data of individuals, in the context of the activities of an establishment in the EEA and any processing relating to the offering of goods or services to within the EEA and/or monitoring of their behavior in the EEA, is governed by the GDPR, which came into effect in May 2018. The GDPR imposes strict requirements in respect of the processing of personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA member states and the United Kingdom may result in substantial fines and other administrative penalties. Further, from January 1, 2021, notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (UK GDPR) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of the activities of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. This can expose organisations to two parallel regimes where the UK GDPR and EU GDPR both apply. For example, the UK GDPR provides for the potential imposition of fines for non-compliance equivalent to those under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% annual global revenue for the preceding financial year. Furthermore, in general terms, there will now be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. It is unclear how data transfers from the EEA to the United Kingdom will be regulated. Currently there is a grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest during which the United Kingdom is treated like an EU member state in relation to transfers of personal data. After such period, the United Kingdom will be a “third country” under the GDPR (and transfers of data from the EEA to the United Kingdom will require a ‘transfer mechanism’ such as the Standard Contractual Clauses) unless the European Commission adopts an adequacy decision. The European Commission published draft adequacy decision on February 19, 2021, however these are subject to further review and it remains to be seen whether or when any such decisions will be adopted. The GDPR, UK GDPR and related data protection laws may impose additional responsibility and liability in relation to personal data that we collect and process and we may be required to put in place additional mechanisms ensuring compliance with such rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

International Regulation

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or European Commission approval.

Other Healthcare Laws and Regulations and Legislative Reform

Healthcare Laws and Regulations

Healthcare providers, including physicians, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would research, as well as market, sell and distribute any products for which we obtain marketing approval. Our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to the Centers for Medicare and Medicaid Services (CMS), U.S. Department of Health and Human Services, (HHS) (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

•

The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•

Federal civil and criminal false claims laws, such as the False Claims Act (FCA), which can be enforced by private citizens on behalf of the government through civil whistleblower or qui tam actions, and the federal civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•

HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•

The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act (the Affordable Care Act), which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and transfers of value made during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives.

•

Analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives.

Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including, among others, significant administrative, civil and criminal penalties, damages, fines, disgorgement, reputational harm, imprisonment, integrity oversight and reporting obligations, and exclusion from participation in federal healthcare programs such as Medicare and Medicaid.

Legislative Reform

We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Affordable Care Act, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

•

established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•

created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•

established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	created a licensure framework for follow-on biologic products.

There have been executive, judicial and congressional challenges to certain aspects of the Affordable Care Act. For example, in 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act of 2017 (Tax Act), which eliminated the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed by the Tax Act, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. On February 10, 2021, the Biden Administration withdrew the federal government’s support for overturning the Affordable Care Act. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the Affordable Care Act, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began February 15, 2021 and will remain open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, absent additional congressional action. In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Pharmaceutical Coverage, Pricing and Reimbursement

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates, if approved, will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such products. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, private payors often, but not always, follow Medicare coverage and reimbursement policies with respect to newly approved products. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.

Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost- effectiveness of a particular product candidate to currently available therapies. In addition, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Facilities

Our corporate headquarters are located in La Jolla, California, where we currently have access to office and laboratory space on an as-available basis pursuant to our Support Services Agreement with COI. We believe that our existing facilities are adequate for the foreseeable future. As we expand, we believe that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.

Employees and Human Capital Resources

As of May 15, 2021, we had 16 full-time employees. Of these employees, four held Ph.D. degrees, and 12 were engaged in research, development and technical operations. We have 16 employees based at our headquarters in San Diego County, California. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of March 31, 2021:

Name	Age	Position(s)
Executive Officers:
David Campbell, Ph.D.	62	President and Chief Executive Officer and Director
Tighe Reardon	45	Acting Chief Financial Officer
Andy Meyer	37	Chief Business Officer
Non-Employee Directors:
Vickie Capps(2)	59	Director
Sheila Gujrathi, M.D.	50	Director
Stefan Heller, Ph.D.(2)(4)	55	Director
Jay Lichter, Ph.D.(1)	59	Director
Jake Simson, Ph.D.(3)(4)	35	Director
Peter Thompson, M.D.(2)(3)	61	Director

(1)	Chairperson.
(2)	Member of our audit committee.
(3)	Member of our compensation committee.
(4)	Member of our nominating and corporate governance committee.

Executive Officers

David Campbell, Ph.D. is our founder and has served as President and Chief Executive Officer since our inception in June 2017. Prior to founding Janux, Dr. Campbell was an Entrepreneur in Residence at Avalon Ventures from March 2013 to December 2019. Dr. Campbell served as the Chief Scientific Officer for Sitari Pharmaceuticals from November 2013 through August 2019 and for Iron Horse Therapeutics from November 2015 to June 2019. Dr. Campbell served as the President and Chief Executive Officer of Enlibirum from November 2015 through December 2017. Dr. Campbell received a B.S. in Chemistry from Harvey Mudd College and a Ph.D. in Organic Chemistry from Cornell University, and received post-doctoral training under then University of California, Berkeley professor Dr. Peter Schultz. We believe Dr. Campbell is qualified to serve on our board of directors due to his extensive experience as a senior executive officer of biotechnology companies and his educational background.

Tighe Reardon has served as the Acting Chief Financial Officer since our inception in June 2017. Previously, Mr. Reardon served as the Acting Chief Financial Officer for Synthorx, Inc. from November 2015 until its sale to Sanofi in January 2020. Mr. Reardon has also served as Chief Financial Officer of Avalon Ventures since June 2014. As part of his responsibilities at Avalon he provides Chief Financial Officer services to a number of Avalon portfolio companies and is a member of the board of directors for a number of Avalon portfolio companies, including among others, Adanate, Inc., AristaMD, Inc. and COI. Prior to joining Avalon, Mr. Reardon was the Senior Vice President of Tax and Treasury at DJO Global, Inc., from April 2008 to June 2014. Mr. Reardon began his career at Arthur Andersen LLP. Mr. Reardon received a B.S. in accounting and an M.S. in taxation from San Diego State University. He is a Certified Public Accountant in the State of California.

Andy Meyer has served as our Chief Business Officer since March 2021. Previously, Mr. Meyer served at Evercore as a Managing Director on the Life Sciences Investment Banking team from March 2019 to March 2021 and as a Vice President on the Life Sciences Investment Banking team from May 2015 to March 2019. Prior to Evercore, Mr. Meyer served at Bank of America Merrill Lynch as a Vice President on the Life Sciences Investment Banking team from December 2014 through April 2015 and as an Associate on the Life Sciences Investment Banking team from July 2011 to December 2014. Mr. Meyer received a BSBA in Finance from Georgetown University and an MBA from the USC Marshall School of Business.

Non-Employee Directors

Jay Lichter, Ph.D. has served on our board of directors since June 2017. Dr. Lichter has served on the board of directors of Otonomy, Inc. since May 2008 and as Chairman of the board of directors since August 2015. Dr. Lichter previously served as the Chief Executive Officer from Otonomy’s inception until November 2010. Dr. Lichter is currently chief executive officer of Avelas BioSciences and Fortis, both private biotechnology companies. Since 2007, Dr. Lichter has been a managing director at Avalon Ventures, an early-stage venture capital fund focused on information technology and life sciences. In that role, he led Avalon’s investments in public companies Synthorx, Inc. and Aratana Therapeutics, Inc., and served as a director and chief executive officer for several privately-held biotechnology companies. He previously served on the board of directors of Aratana Therapeutics, Inc., a public pharmaceutical company, from December 2010 to August 2015, and on the board of directors of Synthorx, Inc., a biotechnology company, from February 2014 until its sale to Sanofi in January 2020. Dr. Lichter received a Bachelor’s degree from the University of Illinois at Urbana-Champaign and a Ph.D. in biochemistry from the University of Illinois at Chicago. He also completed post-doctoral fellowships at Yale University and Du Pont Merck Pharmaceutical Company. We believe that Dr. Lichter’s experience in the life sciences industry and the venture capital industry, his leadership and management experience, and his educational background provides him with the qualifications and skills to serve as a member of our board of directors.

Jake Simson, Ph.D. has served as a member of our board of directors since March 2021. Dr. Simson has served as a Partner at RA Capital Management, L.P. since December 2020. Previously, Dr. Simson served as an associate, analyst and principal at RA Capital Management, LLC from July 2013 to December 2020. Dr. Simson received a S.B. in Materials Science and Engineering from the Massachusetts Institute of Technology and a Ph.D. in Biomedical Engineering from the Johns Hopkins University. We believe Dr. Simson’s experience in venture capital in the biopharmaceutical industry and his educational background provide him with the qualifications and skills to serve as a member of our board of directors.

Peter Thompson, M.D. has served as a member of our board of directors since March 2021. Dr. Thompson is a Partner at OrbiMed Advisors LLC, an investment firm. Dr. Thompson currently serves on the boards of directors of Alpine Immune Sciences Inc., Corvus Pharmaceuticals, Inc., Decibel Therapeutics, Inc., Edgewise Therapeutics, Inc., PMV Pharmaceuticals, Inc. and Silverback Therapeutics, Inc., as well as several private companies. Previously, Dr. Thompson served on the boards of Synthorx Inc. until its acquisition by Sanofi, Adaptimmune Therapeutics PLC, Prevail Therapeutics Inc. and Principia Biopharma Inc. Dr. Thompson also previously served in executive leadership roles at Trubion Pharmaceuticals, Inc., Chiron Corporation and Becton, Dickinson and Company. Dr. Thompson is an Affiliate Professor of Neurosurgery at the University of Washington. In addition, Dr. Thompson holds numerous patents and is a board-certified internist and oncologist. Dr. Thompson received a Sc. B. in Molecular Biology and Mathematics from Brown University and an M.D. from Brown University Medical School. We believe Dr. Thompson’s experience in management and venture capital in the biopharmaceutical industry provides him with the qualifications and skills to serve as a member of our board of directors. We believe Dr. Thompson’s experience in management and venture capital in the biopharmaceutical industry and his educational background provide him with the qualifications and skills to serve as a member of our board of directors.

Stefan Heller, Ph.D. has served as a member of our board of directors since June 2018. Dr. Heller is a faculty member at Stanford University since October 2005. At Stanford School of Medicine, he is the Edward C. and Amy H. Sewall Professor, Professor of Otolaryngology and primary faculty member of the Stanford Institute for Stem Cell Biology and Regenerative Medicine. Before joining Stanford, Dr. Heller was a faculty member of Harvard Medical School from 2000 to 2005. Dr. Heller received his Ph.D. from Johannes Gutenberg University and conducted doctoral research at the Max-Planck Institute for Brain Research. We believe Dr. Heller’s extensive experience with pharmaceutical and biotechnology companies and his educational background provide him with the qualifications and skills to serve as a member of our board of directors.

Vickie Capps has served as a member of our board of directors since March 2021. Ms. Capps also serves as a member of the board of directors for the following public healthcare companies: Otonomy, Inc., a biotechnology company, since March 2014, NuVasive, Inc., a medical device company, since June 2015, Amedisys, Inc., a provider of home health and hospice services, since October 2019, and Silverback Therapeutics, Inc., a biotechnology company, since June 2020, and is the chair of each company’s audit committee and a member of each company’s nominating and corporate governance committee. For Amedisys, Inc., Ms. Capps is also a member of its compensation committee. In addition, Ms. Capps serves as a member of the senior advisory board of Consonance Capital Partners, a healthcare investment firm, and is also a member of the board of directors of the San Diego State University Research Foundation and a member of its audit committee and its finance and investment committee. Ms. Capps previously served on the board of directors of Synthorx, Inc., a biotechnology company, from April 2018 until its sale to Sanofi in January 2020, and of Connecture, Inc., a healthcare IT company, from October 2014 to April 2018. Ms. Capps has also previously served on the boards of directors of several other public and private companies, including OmniGuide Holdings, Inc., RF Surgical Systems, Inc., Eagle Rx, Inc. and SenoRx, Inc. From July 2002 to December 2013, Ms. Capps was the Chief Financial Officer of DJO Global, Inc., a medical device company. Prior to joining DJO Global, Inc., Ms. Capps served as the Chief Financial Officer of several other public and private companies. Earlier in her career, Ms. Capps was a senior audit and accounting professional at Ernst & Young, LLP. Ms. Capps is a California Certified Public Accountant and was recognized as a CFO of the Year Honoree by the San Diego Business Journal in 2009 and 2010. Ms. Capps received a bachelors degree in Business Administration/Accounting from San Diego State University. We believe Ms. Capps’s exceptionally strong skill set consisting of corporate finance, accounting, operations, investor relations, capital markets and strategic business development provide her with the qualifications and skills to serve as a member of our board of directors.

Sheila Gujrathi, M.D. has served on our board of directors since March 2021. Dr. Gujrathi also serves as Chair on the board of directors for ADARx Pharmaceuticals, Inc. and serves on the board of directors for Five Prime Therapeutics, and Ambrx. She previously served on the board of directors of Turning Point Therapeutics, Inc. from November 2017 to March 2021, and as Chair of the board of directors from April 2019 to March 2021. Dr. Gujrathi is a Co-Founder of Gossamer Bio, Inc. and served as President and Chief Executive Officer from July 2018 to November 2020 and as President and Chief Operating Officer from 2015 to June 2018. Previously, Dr. Gujrathi was the Chief Medical Officer of Receptos, Inc., a biopharmaceutical company, a position she held from June 2011 until its acquisition by Celgene in August 2015. Dr. Gujrathi joined Receptos from Bristol-Myers Squibb Company, where she was Vice President of the Global Clinical Research Group in Immunology from 2008 until 2011. Prior to joining Bristol-Myers Squibb, Dr. Gujrathi worked at Genentech, Inc., where she held roles of increasing responsibility in the Immunology, Tissue Growth and Repair clinical development group from 2002 until 2008. From 1999 until 2002, Dr. Gujrathi was a management consultant at McKinsey & Company in the healthcare practice, where she provided strategic advice on a variety of projects in the healthcare and pharmaceutical industry. Dr. Gujrathi received her B.S. with highest distinction in Biomedical Engineering and an M.D. from Northwestern University in its accelerated honors program in Medical Education. Dr. Gujrathi completed her internal medicine internship and residency at Brigham and Women’s Hospital, Harvard Medical School and is board certified in internal medicine. Dr. Gujrathi received additional training at the University of California, San Francisco and Stanford University in their Allergy and Immunology Fellowship Program. We believe Dr. Gujrathi’s extensive experience as a senior executive officer at multiple biotechnology companies and educational background provide her with the qualifications and skills to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Voting Arrangements

Pursuant to our voting agreement, which will terminate upon the closing of this offering, the following directors were designated as directors to our board of directors:

•	Dr. Campbell was designated by the holders of a majority of the shares of our common stock.

•	Dr. Lichter was designated by Avalon Ventures XI, L.P. and elected by the holders of a majority of the shares of our Series Seed 2 convertible preferred stock.

•	Dr. Simson was designated by RA Capital Healthcare Fund, L.P. and elected by the holders of a majority of the shares of our Series A convertible preferred stock.

•	Dr. Heller was designated by Bregua Corporation and elected by the holders of a majority of the shares of our Series B convertible preferred stock.

•	Dr. Thompson was designated by OrbiMed Private Investments VIII, LP and elected by the holders of a majority of the shares of our Series A convertible preferred stock.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer. Dr. Lichter currently serves as the Chairman of the Board.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Following the closing of this offering, we intend for our audit committee to have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements.

Board Composition

Our board of directors currently consists of seven members with no vacancies. In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Dr. Campbell and Dr. Heller, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	The Class II directors will be Dr. Gujrathi and Dr. Thompson, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	The Class III directors will be Ms. Capps, Dr. Lichter and Dr. Simson, and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Under the Nasdaq Stock Market LLC (Nasdaq), Marketplace Rules (the Nasdaq Listing Rules), independent directors must comprise a majority of our board of directors as a public company within 12 months of listing.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors other than Dr. Campbell, Dr. Lichter and Dr. Gujrathi are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq Listing Rules, which we will post on our website at www.januxrx.com upon the closing of this offering.

Audit Committee

Our audit committee consists of Ms. Capps, Dr. Heller and Dr. Thompson. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. Ms. Capps serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our board of directors has determined that Ms. Capps qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Ms. Capps’ prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Dr. Thompson and Dr. Simson. Dr. Thompson serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the compensation and other terms of employment of our executive officers;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement (if applicable); and

•	reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Simson and Dr. Heller. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. Dr. Simson serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.januxrx.com upon the closing of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and our amended and restated bylaws, which will become effective upon the closing of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law (DGCL). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with some of our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Our named executive officers for the year ended December 31, 2020, consisting of our principal executive officer and the only other executive officer who was serving in such capacity as of December 31, 2020, were:

•	David Campbell, Ph.D., our President and Chief Executive Officer; and

•	Tighe Reardon, our Acting Chief Financial Officer.

Summary Compensation Table

The following table presents all of the compensation earned by our named executive officers during the fiscal year ended December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
David Campbell, Ph.D.	2020	405,117	(2)	141,791	(3)	225,868	38,906	(4)	811,682
President and Chief Executive Officer
Tighe Reardon	2020	—		—		47,240	—		47,240
Acting Chief Financial Officer

(1)

The amounts disclosed represent the aggregate grant date fair value of the stock options granted to our named executive officers during fiscal year 2020 under our 2017 Equity Incentive Plan (Prior Plan), as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 6 to our financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(2)

This amount reflects amounts paid to COI pursuant to a services agreement between the company and COI and in consideration for Dr. Campbell’s services, which amount is comprised of a $385,826 base salary paid by COI to Dr. Campbell plus a 5% mark-up of $19,291 paid to COI pursuant to the services agreement. For more information, see the section titled “Certain Relationships and Related Party Transactions.”

(3)

The amounts disclosed represent the amount paid to COI in 2021 pursuant to a services agreement between the company and COI and in consideration for Dr. Campbell’s services in 2020, which amount is comprised of a performance bonus of $135,039 paid by COI to Dr. Campbell with respect to services performed in 2020 plus a 5% mark-up of $6,752 payable to COI pursuant to the services agreement. For more information, see the section titled “Certain Relationships and Related Party Transactions.”

(4)

The amounts disclosed represent the amount paid to COI in 2021 pursuant to a services agreement between the company and COI and in consideration for Dr. Campbell’s services in 2020, which amount is comprised of payments for benefits including medical, dental, vision, long-term and short-term disability insurance and life insurance payment paid by COI for the benefit of Dr. Campbell in the amount of $37,053 plus a 5% mark-up of $1,853 paid to COI pursuant to the services agreement. For more information, see the section titled “Certain Relationships and Related Party Transactions.”

Annual Base Salary

The 2020 annual base salary for Dr. Campbell, our President and Chief Executive Officer, is set forth in the table below. Mr. Reardon did not receive a base salary in 2020.

Name	2020 Base Salary
David Campbell, Ph.D.(1)	$385,826

(1)

Dr. Campbell did not have a fixed base salary from the company. Instead, in 2020, he was paid a fixed amount monthly for services charged to the company pursuant to the terms of a services agreement between COI and the company. The amount paid to Dr. Campbell by COI was $385,826. The amount paid by the company to COI was $405,117, which amount is comprised of $385,826 base salary paid by COI to Dr. Campbell plus a 5% mark-up of $19,291 paid to COI pursuant to the services agreement. Dr. Campbell became an employee of the company in January 2021. For more information see the section titled “Certain Relationships and Related Party Transactions.”

Bonus

The 2020 bonus for Dr. Campbell, our President and Chief Executive Officer, is set forth in the table below. Mr. Reardon did not receive a bonus with respect to 2020 services.

Name	2020 Bonus
David Campbell, Ph.D.(1)	$135,039

(1)

Dr. Campbell did not have a fixed bonus from the company. Instead, with respect to 2020, he was paid an amount equal to 35% of his base salary for services charged to the company pursuant to the terms of a services agreement between COI and the company. The amount paid to Dr. Campbell by COI was $135,039. The amount paid by the company to COI was $141,791, which amount is comprised of $135,039 bonus compensation paid by COI to Dr. Campbell plus a 5% mark-up of $6,752 paid to COI pursuant to the services agreement. Dr. Campbell became an employee of the company in January 2021. For more information see the section titled “Certain Relationships and Related Party Transactions.”

Non-Equity Incentive Plan Compensation

We seek to motivate and reward our executives for achievements relative to our corporate goals and expectations for each fiscal year. We did not have an annual performance bonus program in 2020 because our employees were providing services through our services agreement with COI but we anticipate such a program in 2021, pursuant to which each of our named executive officers, along with other employees, will be eligible to receive an annual performance bonus based on the achievement of performance goals as determined by our board of directors or an authorized committee thereof and a target bonus for each individual expressed as a percentage of annual base salary.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our board of directors or an authorized committee thereof is responsible for approving equity grants.

Historically, we have generally used stock options as an incentive for long-term compensation to our executive officers because stock options allow our executive officers to realize value from this form of equity compensation only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. All of the stock options that we have granted in 2020 to our named executive officers permit “early exercise,” whereby the executive officer can purchase shares subject to the stock option prior to vesting, subject to our right of repurchase, which lapses in accordance with the vesting schedule of the stock option.

We may grant equity awards at such times as our board of directors determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we granted stock options to each of our named executive officers pursuant to our Prior Plan, the terms of which are described below under the subsection titled “—Employee Benefit Plans—2017 Equity Incentive Plan.” Following the closing of this offering, we may grant additional equity awards to our named executive officers pursuant to our 2021 Plan, the terms of which are described below under the subsection titled “—Employee Benefit Plans—2021 Equity Incentive Plan.”

Under our Prior Plan, our board of directors granted options to purchase 50,000 shares in January 2020, and options to purchase 350,000 shares in September 2020 to Dr. Campbell. Such options have an exercise price of $0.14 per share and $0.76 per share, respectively, which was the fair market value on the date of grant of each option, as determined by our board of directors. The options granted in January 2020 vest with respect to 25% of the shares on the one-year anniversary on the January 16, 2020 vesting commencement date and the balance of the shares in a series of 36 successive equal monthly installments thereafter and the options granted in September 2020 vest with respect to 25% of the shares on the one-year anniversary on the June 30, 2020 vesting commencement date and the balance of the shares in a series of 36 successive equal monthly installments thereafter; provided, however, the vesting of each such option is subject to Dr. Campbell’s continuous service with us as of each such vesting date. The options also provide for the ability of Dr. Campbell to early exercise the entirety of each such option.

Also under our Prior Plan, our board of directors granted options to purchase 75,000 shares in November 2020 to Mr. Reardon. Such option has an exercise price of $0.76 per share, which was the fair market value on the date of grant of such option, as determined by our board of directors. The option vests in a series of 24 equal monthly installments following the June 30, 2020 vesting commencement date, provided however, the vesting of such option is subject to Mr. Reardon’s continuous service with us as of each such vesting date. The option is subject to acceleration in the event of a corporate transaction, as defined in the Prior Plan. The option also provides for the ability of Mr. Reardon to early exercise the entirety of the option. Mr. Reardon early exercised the entirety of this option in December 2020.

All stock options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events, as described in more detail under the subsections titled “—Potential Payments upon Termination or Change in Control” and “—Employee Benefit Plans.”

Outstanding Equity Awards as of December 31, 2020

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2020.

		Option Awards(1)					Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price Per Share ($)(2)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares That Have Not Vested ($)(5)
David Campbell, Ph.D.	1/16/2020	—	50,000	(3)	0.14	1/15/2030	—		—
	9/1/2020	—	350,000	(4)	0.76	8/31/2030	—		—
Tighe Reardon	—	—	—		—	—	56,250	(6)	244,688

(1)

All of the option awards and restricted stock issued upon early exercise of option awards were granted under the Prior Plan, the terms of which plan is described below under “—Employee Benefit and Stock Plans—2017 Equity Incentive Plan.”

(2)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors or compensation committee.

(3)

This option is immediately exercisable, but if exercised the underlying shares would be subject to a repurchase right in favor of the company that lapses over a vesting schedule. The options are unvested as of December 31, 2020, one-fourth (1/4th) of the shares vest one year after January 16, 2020 (the Vesting Commencement Date); the balance of the shares vest in a series of 36 successive equal monthly installments measured from the first anniversary of the Vesting Commencement Date, subject to optionholder’s continuous service as of each such vesting date.

(4)

This option is immediately exercisable, but if exercised the underlying shares would be subject to a repurchase right in favor of the company that lapses over a vesting schedule. The options are unvested as of December 31, 2020, one-fourth (1/4th) of the shares vest one year after June 30, 2020 (the Vesting Commencement Date); the balance of the shares vest in a series of 36 successive equal monthly installments measured from the first anniversary of the Vesting Commencement Date, subject to optionholder’s continuous service as of each such vesting date.

(5)

This column represents the fair market value of a share of our common stock of $4.35 as of December 31, 2020 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column “Stock Awards – Number of Shares of Stock That Have Not Vested (#).”

(6)

This amount represents the options early exercised by Mr. Reardon in December 2020 that had not yet vested as of December 31, 2020. The option vests in a series of 24 equal monthly installments following the June 30, 2020 vesting commencement date.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 31, 2020.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2020.

Employment, Severance and Change in Control Agreements

Employment Agreements

Below are descriptions of our employment agreements with our named executive officers. The employment of each of our named executive officers is at will. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, see the subsection titled “—Potential Payments upon Termination or Change in Control” below

David Campbell, Ph.D. On January 1, 2021 we entered into an employment agreement with Dr. Campbell, our President and Chief Executive Officer, that governs the current terms of his employment with us. Pursuant to this agreement, Dr. Campbell is entitled to an annual base salary of $424,408 and is eligible to receive an annual discretionary bonus with a target amount of 40% of his then current base salary, based upon the achievement of certain corporate and/or individual objectives and milestones that are determined in the sole discretion of the board of directors or the compensation committee thereof. Dr. Campbell’s letter agreement also provides for severance benefits upon an involuntary termination, as described below under “—Potential Payments upon Termination or Change in Control.”

Tighe Reardon. We have not entered into an employment or other service agreement with Mr. Reardon with respect to his service as our Acting Chief Financial Officer. Mr. Reardon does not provide services through our Support Services Agreement with COI. As part of his responsibilities as Chief Financial Officer of Avalon Ventures he provides Chief Financial Officer services to a number of Avalon Ventures portfolio companies including us.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused paid time off, as applicable. In addition, Dr. Campbell is entitled to certain severance benefits under his employment agreement, subject to his execution of a release of claims, return of all company property, compliance with post-termination obligations and resignation from all positions with us.

Dr. Campbell’s employment agreement provides that if his employment is terminated by us without “cause” (other than as a result of death or disability) or Dr. Campbell resigns for “good reason” (each, as defined in Dr. Campbell’s employment agreement), then subject to the execution and effectiveness of a release of claims in favor of the company he will be entitled to receive (i) continued payment of his then-current base salary for six months, and (ii) premiums for Dr. Campbell’s COBRA continuation health coverage for up to six months.

Our named executive officers’ stock options and restricted stock granted prior to execution of the underwriting agreement for this offering are subject to the terms of the Prior Plan; a description of the termination and change in control provisions in the Prior Plan and the form of stock options granted thereunder is provided below under “—Employee Benefit Plans.”

Change in Control and Severance Benefit Plan

In May 2021, our board of directors approved the Janux Therapeutics, Inc. Change in Control and Severance Benefit Plan (the Severance Plan) which will become effective upon the execution and delivery of the underwriting agreement for this offering. The Severance Plan and the individual agreement with each participant in the Severance Plan (each a participation agreement) provide for severance benefits, including in connection with a “change in control” (as defined in the Severance Plan), for certain of our employees, including our executive officers (other than Mr. Reardon), subject to the execution and effectiveness of a release of claims.

The Severance Plan and the participation agreements with our executive officers (other than Mr. Reardon) provide that, in the event of an involuntary termination, which is either a termination without “cause” (not including death or “disability”) or a resignation for “good reason” (each, as defined in the Severance Plan), that occurs during the time period commencing three months prior to the closing of a change in control and ending 12 months following the closing of such change in control (change of control period) (i) Dr. Campbell will be entitled to a lump sum cash payment equal to 24 months of his base salary, a lump sum cash payment equal to 200% of his annual target cash bonus for the year in which his termination occurs, a lump sum cash payment equal to a prorated portion of his target annual cash bonus for the year in which his termination occurs, up to 18 months of continued group health plan benefits, a lump sum payment in an amount equal to the premiums required to continue his group health plan benefits for an additional six months, and 100% accelerated vesting of all outstanding stock options and other stock awards held by Dr. Campbell; and (ii) our other executive officers will each be entitled to a lump sum cash payment equal to 18 months of the executive officer’s base salary, 150% of the executive officer’s annual target cash bonus for the year in which the executive officer’s termination occurs, a lump sum cash payment equal to a prorated portion of the executive officer’s target annual cash bonus for the year in which the executive officer’s termination occurs, up to 18 months of continued group health plan benefits, and 100% accelerated vesting of all outstanding stock options and other stock awards held by the executive officer.

In addition, the Severance Plan and participation agreements with our executive officers (other than Mr. Reardon) provide that, in the event of an involuntary termination that occurs outside of the change in control period, (i) Dr. Campbell will be entitled to continued payment of his base salary for a period of 12 months and up to 12 months of continued group health plan benefits; and (ii) our other executive officers will each be entitled to continued payment of the executive officer’s base salary for a period of nine months and up to nine months of continued group health plan benefits.

Other Compensation and Benefits

Effective January 1, 2021, Dr. Campbell is eligible to participate in our employee benefit plans, including our medical, dental, vision and life insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability, accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers. For clarity, Mr. Reardon is not eligible to participate in any such plans or benefits.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

2021 Equity Incentive Plan

Our board of directors adopted our 2021 Plan in                and our stockholders approved our 2021 Plan in                . Our 2021 Plan provides for the grant of incentive stock options (ISOs) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2021 Plan is a successor to and continuation of our Prior Plan, and will become effective on the execution of the underwriting agreement related to this offering.

Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will be                shares, which is the sum of (i)                new shares; plus (ii)                the number of shares that remain available for issuance under our Prior Plan at the time our 2021 Plan becomes effective; and (iii) any shares subject to outstanding stock options or other stock awards that were granted under our Prior Plan that are forfeited, terminate, expire or are otherwise not issued. In addition, the number of shares of our common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 (assuming the 2021 Plan becomes effective in 2021) through January 1, 2031, in an amount equal to    % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of incentive stock options under our 2021 Plan is                .

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2021 Plan. Additionally, shares become available for future grant under our 2021 Plan if they were issued under stock awards under our 2021 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards and (ii) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any; the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2021 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards.    The 2021 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any period commencing on the date of our annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the meeting for the next subsequent year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $                 in total value, or in the event such non-employee director is first appointed or elected to the board during such annual period, $                 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    The following applies to stock awards under the 2021 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control.    In the event of a change in control, as defined under our 2021 Plan, awards granted under our 2021 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under our 2021 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder. Under the 2021 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) the approval by the stockholders or the board of directors of a plan of complete dissolution or liquidation of the company, or the occurrence of a complete dissolution or liquidation of the company, except for a liquidation into a parent corporation; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (5) an unapproved change in the majority of the board of directors.

Transferability.    A participant may not transfer stock awards under our 2021 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2021 Plan.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2017 Equity Incentive Plan

Our Prior Plan was adopted by our board of directors and approved by our stockholders in August 2017, and was most recently amended in April 2021. Our Prior Plan allows for the grant of incentive stock options (ISOs), within the meaning of section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock bonuses and restricted stock awards to employees, directors, officers, and consultants, including employees and consultants of our affiliates. Once our 2021 Plan becomes effective, no further grants will be made under our Prior Plan. Any outstanding awards granted under our Prior Plan will remain subject to the terms of our Prior Plan and applicable award agreements.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our Prior Plan is 5,691,711 shares. Shares subject to stock awards granted under our Prior Plan that expire, are forfeited, or terminate without being exercised in full do not reduce the number of shares available for issuance under our Prior Plan. Additionally, shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award become available for future grant under our Prior Plan.

Plan Administration.    Our board of directors or a duly authorized committee of our board of directors (referred to herein as the plan administrator) administers our Prior Plan and the stock awards granted under it. Under our Prior Plan, the plan administrator has the authority to: (i) determine the recipients of stock awards and the terms of such stock awards; (ii) construe and interpret, and correct any defects, omissions or inconsistencies in, the Prior Plan and any stock awards; (iii) terminate, suspend or amend the Prior Plan or any stock award; and (iv) exercise such powers and perform such acts consistent with the provisions of the Prior Plan as the plan administrator deems necessary or expedient to promote the best interests of the company and its stockholders.

Stock Options.    ISOs and NSOs are granted pursuant to award agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the Prior Plan, provided that the exercise price of an ISO generally cannot be less than 100% (or 110% in the case of ISOs granted to certain stockholders) of the fair market value of our common stock on the date of grant and the exercise price of a NSO generally cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the Prior Plan vest at the rate specified by the plan administrator and in accordance with the terms of the Prior Plan.

Payment for the purchase of common stock issued upon the exercise of a stock option shall be paid either: (i) in cash payable to us; (ii) at the discretion of the plan administrator, (a) according to a deferred payment or other similar arrangement, (b) by delivery to us of shares of common stock, or (c) in any other form of legal consideration that may be acceptable to the plan administrator. No option shall be exercisable after the expiration of 10 years from the date it was granted. Unless the plan administrator provides otherwise, stock options generally are not transferable except by will or the laws of descent and distribution.

Corporate Transactions.    Our Prior Plan provides that, in the event of a corporate transaction (including, but not limited to, a merger or sale of all or substantially all of our assets), the surviving or acquiring corporation may assume, continue or substitute any or all stock awards outstanding under the Prior Plan. If the surviving or acquiring corporation does not assume, continue or substitute any or all such stock awards, then such awards shall terminate if not exercised at or prior to the effective time of the corporate transaction and any reacquisition or repurchase rights held by the company with respect to stock awards held by persons whose service has not terminated shall (contingent on the effectiveness of such corporate transaction) lapse. Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock dividend, recapitalization, stock split, combination, reorganization or similar change in the capital structure of the company, appropriate adjustments will be made to the number of shares reserved for issuance under the Prior Plan; and (ii) the exercise prices of and number of shares subject to outstanding awards.

Change in Control.    In the event of a change in control, as defined under our Prior Plan, awards granted under our Prior Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our Prior Plan; provided that no amendment of the Prior Plan shall impair the rights of a participant with respect to any outstanding stock award without the consent of the affected participant. Certain material amendments require the approval of our stockholders.

2021 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2021 Employee Stock Purchase Plan (ESPP) in                , 2021. The ESPP will become effective immediately prior to and contingent upon the execution of the underwriting agreement related to this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 (assuming the ESPP becomes effective in 2021) through January 1, 2031, by the lesser of (i)                % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase; and (ii) shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors or a duly authorized committee thereof will administer our ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll

deductions, up to    % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

401(k) Plan

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Director Compensation

We did not pay cash compensation to any of our non-employee directors during the year ended December 31, 2020. However, in September 2020, we granted options to purchase 35,000 shares of our common stock to Stefan Heller, one of our non-employee directors, at an exercise price of $0.76 per share. These options will vest in 24 equal monthly installments, subject to continued service through each vesting date. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out of pocket expenses incurred in attending board of directors and committee meetings.

The table below shows the aggregate fair value of option awards granted for such individual’s service as a director, for each of our directors who was not a named executive officer as of December 31, 2020:

Name	Option Awards ($)		Total ($)
Stefan Heller	$22,001	(1)	$22,001

(1)

The amount disclosed represents the aggregate grant date fair value of the stock option granted during fiscal year 2020 under our Prior Plan, as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). As required by SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the stock option are set forth in Note 6 to our financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the director.

Our board of directors adopted a non-employee director compensation policy in                , 2021 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $40,000;

•	an additional annual cash retainer of $30,000 for service as Chairman of board of directors;

•

an additional annual cash retainer of $7,500, $5,000 and $4,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•

an additional annual cash retainer of $15,000, $10,000 and $8,000 for service as chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively (in lieu of the committee member retainer described above);

•

an initial option grant to purchase                shares of our common stock on the date of each such non-employee director’s appointment to our board of directors, with the shares vesting in 36 equal monthly installments, subject to continued service as a director through the vesting date; and

•

an annual option grant to purchase                shares of our common stock on the date of each of our annual stockholder meetings for each continuing director (pro-rated for directors who have not served on the board for 12 months prior to the applicable annual stockholder meeting based on the number of full months served on the board), with the shares vesting in 12 equal monthly installments, provided that all shares shall be vested on the date of the next annual stockholders meeting, subject to continued service as a director though the applicable vesting date.

Each of the option grants described above will be granted under our 2021 Plan, the terms of which are described in more detail above under the section titled “Executive Compensation—Employee Benefit Plans—2021 Equity Incentive Plan.” Each option awarded to directors under the non-employee director compensation policy will be subject to accelerated vesting upon a “change in control” (as defined in the 2021 Plan). The term of each option will be ten years, subject to earlier termination as provided in the 2021 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section of this prospectus titled “Executive and Director Compensation.”

Agreements with COI Pharmaceuticals, Inc.

Support Services Agreement

In January 2021, we entered into the Support Services Agreement which restated an earlier agreement entered into in August 2017. Jay Lichter, Ph.D., a member of our board of directors, and Tighe Reardon, our Acting Chief Financial Officer, are each executive officers and directors of COI, a shared service company that provides certain back-office and administrative and research and development support services, including facilities support, to the portfolio companies of Avalon Ventures, one of our principal stockholders. Mr. Reardon does not provide services through the Support Services Agreement. As part of his responsibilities as Chief Financial Officer of Avalon Ventures he provides Chief Financial Officer services to a number of Avalon Ventures portfolio companies including us. Under the COI Agreement and the predecessor agreement with COI, we have incurred an aggregate of $7.1 million of costs for the period from January 1, 2018 to March 31, 2021. The Support Services Agreement is more fully described above in “Business—Services Agreement.”

Financings

Convertible Promissory Note Financings

In February 2019, pursuant to a note purchase agreement, we entered into a convertible promissory note with each of Avalon Venture XI, L.P., Bregua Corporation and Correlation Ventures II, L.P., in the aggregate principal amount of $2.0 million with an interest rate of 8.0% per annum. In June 2020, these notes were converted in the Series Seed 2 preferred stock financing pursuant to the price per share and applicable discount described below.

In June 2019, pursuant to a note purchase agreement, we entered into a convertible promissory note with each of Avalon Venture XI, L.P., Bregua Corporation and Correlation Ventures II, L.P., in the aggregate principal amount of $2.0 million with an interest rate of 8.0% per annum. In June 2020, these notes were converted in the Series Seed 2 preferred stock financing pursuant to the price per share and applicable discount described below.

In February 2020, pursuant to a note purchase agreement, we entered into a convertible promissory note with Avalon Venture XI, L.P. and Bregua Corporation, in the aggregate principal amount of $1.5 million with an interest rate of 8.0% per annum. In June 2020, these notes were converted in the Series Seed 2 preferred stock financing pursuant to the price per share and applicable discount described below.

In June 2020, pursuant to a note purchase agreement, we entered into a convertible promissory note with Avalon Venture XI, L.P. and Bregua Corporation, in the aggregate principal amount of $1.0 million with an interest rate of 8.0% per annum. In June 2020, these notes were converted in the Series Seed 2 preferred stock financing pursuant to the price per share and applicable discount described below.

Series Seed Preferred Stock Financing

In May 2018 we issued and sold to various investors an aggregate of 1,333,332 shares of our Series Seed preferred stock at a price per share of $1.50 pursuant to that certain stock purchase agreement entered into in August 2017.

The table below sets forth the number of shares of our Series Seed preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series Seed preferred stock in the table below will convert into one share of our common stock immediately prior to the closing of this offering.

	Series Seed Preferred Stock (#)	Aggregate Purchase Price ($)
Greater than 5% stockholders:
Avalon Ventures XI, L.P	444,444	666,666
Bregua Corporation	444,444	666,666
Correlation Ventures II, L.P.	444,444	666,666

Series Seed 2 Preferred Stock Financing

In June 2020, we entered into a Series Seed 2 preferred stock purchase agreement with various investors, pursuant to which, in two separate tranches, we issued and sold an aggregate of 4,148,832 shares of our Series Seed 2 preferred stock at a price per share of $4.26 and an aggregate of 2,036,158 shares were issued upon conversion of the principal amount and accrued interest of the then outstanding convertible notes at a 20 percent discount, or $3.408 per share.

The table below sets forth the number of shares of our Series Seed 2 preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series Seed 2 preferred stock in the table below will convert into one share of our common stock immediately prior to the closing of this offering.

	Note Conversion Series Seed 2 Shares (#)	Note Conversion Dollar Amount ($)	Series Seed 2 Preferred Stock (#)	Aggregate Purchase Price ($)
Greater than 5% stockholders:
Avalon Ventures XI, L.P	803,296	2,737,633	1,056,338	4,500,000
Bregua Corporation	803,296	2,737,633	469,482	1,999,993
Correlation Ventures II, L.P.	429,566	1,463,962	586,854	2,499,998

Series A Preferred Stock Financing

In March 2021, we entered into a Series A preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 5,894,740 shares of our Series A preferred stock at a price per share of $9.50 for gross proceeds of $56.0 million.

The table below sets forth the number of shares of our Series A preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series A preferred stock in the table below will convert into one share of our common stock immediately prior to the closing of this offering.

	Series A Preferred Stock (#)	Aggregate Purchase Price ($)
Greater than 5% stockholders:
Avalon Ventures XI, L.P.	526,316	5,000,002
ABV SPV I, LP	2,105,264	20,000,008
RA Capital Healthcare Fund, L.P.	1,342,106	12,750,007
RA Capital Nexus Fund II, L.P.	236,842	2,249,999
Orbimed Private Investments VIII, LP	1,052,632	10,000,004
Bregua Corporation	526,316	5,000,002
Correlation Ventures II, L.P.	105,264	1,000,008

Series B Preferred Stock Financing

In April 2021, we entered into a Series B preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 8,038,073 shares of our Series B preferred stock at a price per share of $15.551 for gross proceeds of $125.0 million.

The table below sets forth the number of shares of our Series B preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series B preferred stock in the table below will convert into one share of our common stock immediately prior to the closing of this offering.

	Series B Preferred Stock (#)	Aggregate Purchase Price ($)
Greater than 5% stockholders:
ABV SPV I, LP	900,264	14,000,005
RA Capital Healthcare Fund, L.P.	2,459,649	38,250,002
RA Capital Nexus Fund II, L.P.	434,056	6,750,005
Orbimed Private Investments VIII, LP	643,046	10,000,008
The Biotech Growth Trust PLC	192,914	3,000,006
OrbiMed Genesis Master Fund, L.P.	128,609	1,999,999
Bregua Corporation	192,914	3,000,006

Investors’ Rights, Management Rights, Voting and Co-Sale Agreements

In connection with our preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock. The holders of more than 5% of our capital stock listed above are parties to these agreements. Our executive officers and directors who are parties to these agreements or who are related to parties to these agreements are Tighe Reardon, Jay Lichter, Ph.D., Stefan Heller, Ph.D., Jake Simson, Ph.D. and Peter Thompson, M.D.

These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, which will terminate upon the earliest of (i) the closing of a deemed liquidation event, as defined in our amended and restated certificate of incorporation, as currently in effect; (ii) with respect to each stockholder, the date when such stockholder can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 of the Securities Act (Rule 144), or another similar exemption under the Securities Act; and (iii) five years after the closing of this offering. For a description of the registration rights, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.”

Consulting Arrangement

In March 2021, we entered into a consulting agreement with Sheila Gujrathi, M.D., one of our non-employee directors. Pursuant to the consulting agreement, Dr. Gujrathi provides strategic guidance to our management team and performs other tasks as reasonably requested by our management team from time to time. Dr. Gujrathi was granted options to purchase, pursuant to the company’s stock option plan, 32,000 shares of the company’s common stock. These options will vest in 24 equal monthly installments, subject to continued service through each vesting date, and will vest in full upon a “change in control” (as defined in the Prior Plan).

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the closing of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section of this prospectus titled “Management—Limitation on Liability and Indemnification Matters.”

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our directors and officers and certain other parties related to us.

Policies and Procedures for Related Party Transactions

We intend to adopt a written related-person transactions policy prior to the closing of this offering that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than five percent of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of May 15, 2021, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column titled “Before Offering” is based on 22,249,439 shares of common stock outstanding as of May 15, 2021 (which includes 467,245 shares outstanding that are subject to our right to repurchase as of such date) assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 20,771,642 shares of common stock in connection with the closing of this offering. The percentage ownership information under the column titled “After Offering” is based on the sale of                 shares of common stock in this offering. The percentage ownership information assumes no purchases of any shares of common stock in this offering by the beneficial owners identified in the table below. The percentage ownership information does not reflect any potential purchases pursuant to the directed share program or otherwise of any shares of common stock in this offering by the beneficial owners identified in the table below.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, the rules include shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of May 15, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Janux Therapeutics, Inc., 11099 N. Torrey Pines Road, La Jolla, California 92037.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
Greater than 5% Stockholders:
Entities affiliated with Avalon Ventures XI, L.P. (1)	6,430,366	28.9%	%
Entities affiliated with RA Capital Healthcare Fund, L.P. (2)	4,472,653	20.1%	%
Bregua Corporation (3)	2,880,923	12.9%	%
Entities affiliated with OrbiMed Private Investments VIII, LP (4)	2,017,201	9.1%	%
Correlation Ventures II, L.P. (5)	2,010,572	9.0%	%
Named Executive Officers and Directors:
David Campbell, Ph.D. (6)	1,777,215	7.5%	%
Vickie Capps (7)	75,000	*	*
Sheila Gujrathi, M.D. (8)	127,000	*	*
Stefan Heller (9)	75,000	*	*
Jay Lichter, Ph.D. (10)	6,430,366	28.9%	%
Tighe Reardon (11)	3,290,528	14.7%	%
Jake Simson, Ph.D. (12)	4,472,653	20.1%	%
Peter Thompson, M.D. (13)	2,017,201	9.1%	—
All current executive officers and directors as a group (9 persons) (14)	15,523,435	64.1%	%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 150,000 shares of common stock held by Avalon Ventures XI, L.P. (Avalon Ventures) and 3,274,838 shares of common stock issuable upon conversion of our convertible preferred stock held by Avalon Ventures, and (ii) 3,005,528 shares of common stock issuable upon conversion of our convertible preferred stock held by ABV SPV I, LP (ABV SPV). Avalon Ventures XI GP LLC (Avalon XI GP) is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV SPV I GP LLC (ABV GP) is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are managing members of Avalon XI GP. Mr. Kinsella, Mr. Levandov, Mr. Bohrmann and Dr. Lichter share voting and investment power with respect to the shares held by Avalon Ventures. Dr. Lichter and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Each of such individuals disclaims beneficial ownership of all shares held by Avalon Ventures and ABV SPV, as applicable, except to the extent of each such individual’s actual pecuniary interest therein, if any. The address for these entities is 1134 Kline Street, La Jolla, California 92037.

(2)

Consists of (i) 3,801,755 shares of common stock issuable upon conversion of our convertible preferred stock held by RA Capital Healthcare Fund, L.P. (RA Capital Healthcare) and (ii) 670,898 shares issuable upon conversion of our convertible preferred stock held by RA Capital Nexus Fund II, L.P. (RA Nexus). RA Capital Management, L.P. is the investment manager for RA Capital Healthcare and RA Nexus. Jake Simson, a partner at RA Capital Management, L.P., is a member of the company’s board of directors. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by RA Capital Healthcare and RA Nexus. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the RA Capital entities is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(3)

Consists of 2,880,923 shares of common stock issuable upon conversion of our convertible preferred stock held by Bregua Corporation (Bregua). Klaus Dorner is the Director of Bregua and may be deemed to have voting and investment power with respect to the shares held by Bregua and as a result may be deemed to have beneficial ownership of such shares. Mr. Dorner disclaims beneficial ownership of all shares held by Bregua, except to the extent of his actual pecuniary interest therein, if any. The address for Bregua is Wickhams Cay, P.O. Box 146, Road Town, Tortola, VG 1110, BVI.

(4)

Consists of (i) 1,695,678 shares of common stock issuable upon conversion of our convertible preferred stock held by OrbiMed Private Investments VIII, LP (OPI VIII), (ii) 192,914 shares of common stock issuable upon conversion of our convertible preferred stock held by The Biotech Growth Trust PLC (BIOG) and (iii) 128,609 shares of common stock issuable upon conversion of our convertible preferred stock held by OrbiMed Genesis Master Fund, L.P. (Genesis Fund). OrbiMed Capital GP VIII LLC (GP VIII) is the general partner of OPI VIII. OrbiMed Genesis GP LLC (Genesis GP) is the general partner of Genesis Fund. OrbiMed Advisors LLC (OrbiMed Advisors) is the managing member of GP VIII and Genesis GP. By virtue of such relationships, GP VIII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VIII, and as a result may be deemed to have beneficial ownership of such shares, and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by Genesis Fund, and as a result may be deemed to have beneficial ownership of such shares. Peter Thompson, a private equity partner of OrbiMed Advisors, is a member of the company’s board of directors. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI VIII and Genesis Fund, except to the extent of each such individual’s actual pecuniary interest therein if any. OrbiMed Capital LLC (OrbiMed Capital) acts as the investment advisor to BIOG. OrbiMed Capital has discretionary investment management authority with respect to the assets of BIOG, which includes the power to vote and otherwise dispose of securities purchased by BIOG. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by BIOG, except to the extent of each such individual’s actual pecuniary interest therein if any. The address of these entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th floor, New York, New York 10022.

(5)

Consists of 2,010,572 shares of common stock issuable upon conversion of our convertible preferred stock held by Correlation Ventures II, L.P. (Correlation). Correlation Ventures II GP, LLC is the general partner of Correlation and David E. Coats, Trevor F. Kienzle, Grace Chui-Miller and Anu K. Pathria share voting and investment control with respect to shares of our common stock registered hereby for the account of Correlation. Each of such individuals disclaims beneficial ownership of the shares held by Correlation, except to the extent of each such individual’s pecuniary interest therein if any. The address of Correlation and Correlation Ventures II GP, LLC is 9255 Towne Centre Drive, Suite 350, San Diego, California 92121.

(6)

Consists of (i) 259,215 shares of common stock held by Dr. Campbell, and (ii) 1,518,000 shares of common stock that Dr. Campbell has the right to acquire from us within 60 days of May 15, 2021 pursuant to the exercise of stock options, 1,412,792 of which will be unvested but exercisable as of July 14, 2021.

(7)

Consists of (i) 50,000 shares of common stock acquired by Ms. Capps upon the exercise of a stock option, 41,667 of which will be subject to our right of repurchase as of July 14, 2021 and (ii) 25,000 shares of common stock that Ms. Capps has the right to acquire from us within 60 days of May 15, 2021 pursuant to the exercise of stock options, 22,917 of which will be unvested but exercisable as of July 14, 2021.

(8)

Consists of (i) 82,000 shares of common stock acquired by Dr. Gujrathi upon the exercise of stock options, 68,334 of which will be subject to our right of repurchase as of July 14, 2021 and (ii) 45,000 shares of common stock that Dr. Gujrathi has the right to acquire from us within 60 days of May 15, 2021 pursuant to the exercise of stock options, 40,834 of which will be unvested but exercisable as of July 14, 2021.

(9)	Consists of 75,000 shares of common stock acquired by Mr. Heller upon the exercise of stock options, 21,667 of which will be subject to our right of repurchase as of July 14, 2021.
(10)

Consists of the shares listed in footnote (1) above, which are held by Avalon Ventures and ABV SPV. Dr. Lichter shares voting and dispositive power with respect to the shares held by Avalon Ventures and ABV SPV.

(11)

Consists of (i) the shares listed in footnote (1) above held by ABV SPV, (ii) 135,000 shares of common stock acquired by Mr. Reardon upon the exercise of stock options, 87,500 of which will be subject to our right of repurchase as of July 14, 2021 and (iii) 150,000 shares of common stock that Mr. Reardon has the right to acquire from us within 60 days of May 15, 2021 pursuant to the exercise of stock options, all of which will be unvested but exercisable as of July 14, 2021. Mr. Reardon shares voting and dispositive power with respect to the shares held by Avalon Ventures and ABV SPV.

(12)

Consists of the shares listed in footnote (2) above, which are held by RA Capital Healthcare and RA Nexus. Dr. Simson shares voting and dispositive power with respect to the shares held by RA Capital Healthcare and RA Nexus.

(13)

Consists of the shares listed in footnote (4) above, which are held by OPI VIII, BIOG and Genesis Fund. Dr. Thompson shares voting and dispositive power with respect to the shares held by OPI VIII, BIOG and Genesis Fund.

(14)

Includes the shares described in notes (6) through (13), and shares held or issuable upon early exercise of stock options and subject to our right of repurchase as of July 14, 2021 by an executive officer who is not named in the table above.

DESCRIPTION OF CAPITAL STOCK

Upon filing and effectiveness of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of March 31, 2021, we had 1,477,797 shares of common stock outstanding (which includes 519,968 shares outstanding that are subject to our right to repurchase as of such date), held of record by 29 stockholders. This amount excludes our outstanding shares of convertible preferred stock (including 8,038,073 shares of Series B convertible preferred stock issued on April 15, 2021), which will convert into 20,771,642 shares of our common stock in connection with the closing of this offering. Based on the number of shares of common stock outstanding as of March 31, 2021, and assuming (i) the conversion of all of our outstanding shares of convertible preferred stock and (ii) the issuance by us of                shares of our common stock in this offering, there will be                shares of common stock outstanding upon the closing of this offering.

As of March 31, 2021, there were 1,664,045 shares of common stock subject to outstanding options under the Prior Plan.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified structure of our board of directors, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends

Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 31, 2021, we had 12,733,569 shares of preferred stock outstanding, held of record by eight stockholders. This amount excludes 8,038,073 shares of Series B convertible preferred stock issued on April 15, 2021. Upon the closing of this offering, all of our currently outstanding shares of convertible preferred stock will convert into common stock and we will not have any preferred stock outstanding. Immediately after the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

After the closing of this offering, certain holders of shares of our common stock, including all of the current preferred stockholders, including certain holders of more than five percent of our capital stock and entities affiliated with certain of our directors, will be entitled to certain rights with respect to registration of the shares of common stock issued upon conversion of our convertible preferred stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes and certain fees and disbursements of counsel for the selling holders, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (i) the closing of our first registered public offering of our common stock, with respect to any holder who then holds an amount of shares equal to less than one percent of our outstanding securities and may sell all such shares under Rule 144 during any three-month period; (ii) the fourth anniversary after the closing this offering; or (iii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act or another similar exemption during any three-month period.

Demand Registration Rights

The holders of registrable securities will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, certain investors holding, collectively, at least 50% of registrable securities then outstanding may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. If any of these holders exercises its demand registration rights, then holders of all registrable securities will be entitled to register their shares, subject to specified conditions and limitations, in the corresponding offering.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the closing of this offering, the holders of registrable securities will initially be entitled to certain Form S-3 registration rights. Certain investors may, on not more than two registrations on Form S-3 within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals at least $1.0 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, and not by our stockholders; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. This provision will not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. This provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Please also see the section titled “Risk Factors—Our current amended and restated certificate of incorporation provides, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the closing of this offering, will provide, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees or the underwriters or any offering giving rise to such claim.”

Limitation on Liability and Indemnification

See the section of this prospectus titled “Management—Limitation on Liability and Indemnification Matters.”

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “JANX”.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after the closing of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the closing of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 31, 2021, upon the closing of this offering and assuming (i) the conversion of all outstanding shares of our convertible preferred stock (including 8,038,073 shares of Series B convertible preferred stock issued on April 15, 2021) into an aggregate of 20,771,642 shares of our common stock in connection with the closing of this offering; (ii) no exercise of the underwriters’ option to purchase additional shares of common stock; and (iii) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately                 shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the closing of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding (calculated as of March 31, 2021 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares, if any, and no exercise of outstanding options), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available For Sale Into Public Market
shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2021 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least 12 months, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately                 shares of common stock immediately upon the closing of this offering (calculated as of March 31, 2021 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares, if any, and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our other outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock outstanding upon the closing of this offering, have agreed, subject to certain limited exceptions, with the underwriters not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through and including the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters, and certain other limited exceptions. These agreements are described in the section of this prospectus titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, our standard form of restricted stock agreement and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 20,771,642 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under outstanding options under the Prior Plan and reserved for issuance under the 2021 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons subject to the alternative minimum tax;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;

•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	persons holding our common stock as part of a hedging or conversion transaction, straddle, synthetic security, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we do make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

we are or become a United States real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations) during the calendar year of such sale or disposition.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are or become a USRPHC and our common stock is not considered “regularly traded” as noted above, a non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The U.S. Treasury has released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

UNDERWRITING

BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Cowen and Company, LLC
Evercore Group L.L.C.
H.C. Wainwright & Co., LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $     and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $            .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to      additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, and certain other parties related to us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “JANX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.    The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with Regulation (EU) 2017/1129 (the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2019 and December 31, 2020, and for the years then ended, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review on the web site of the SEC referred to above. We also maintain a website at www.januxrx.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Janux Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Janux Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Janux Therapeutics, Inc. (the Company) as of December 31, 2019 and 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

San Diego, California

April 16, 2021

Janux Therapeutics, Inc.

Balance Sheets

(in thousands, except share and par value data)

	December 31,		March 31, 2021
	2019	2020
			(unaudited)
Assets
Current assets:
Cash	$658	$7,813	$70,769
Accounts receivable	–	8,000	375
Prepaid expenses and other current assets (includes related party amounts of $0, $0 and $50, respectively)	–	249	262

Total current assets	658	16,062	71,406
Property and equipment, net	21	155	156
Other long-term assets	–	–	257

Total assets	$679	$16,217	$71,819

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$267	$428	$857
Accrued liabilities (includes related party amounts of $102, $544 and $0, respectively)	127	751	721
Accrued interest – related parties	233	–	–
Convertible promissory notes at fair value – related parties	4,000	–	–
Current portion of deferred revenue	–	1,950	3,646
Unvested stock liability	–	52	1,670

Total current liabilities	4,627	3,181	6,894
Deferred revenue, net of current portion	–	6,050	4,350

Total liabilities	4,627	9,231	11,244
Commitments and contingencies (Note 3)
Convertible preferred stock, $0.001 par value; authorized shares – 2,689,997, 6,838,829 and 12,733,569 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively; issued and outstanding shares – 2,689,997, 6,838,829 and 12,733,569 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively; liquidation preference – $4,035, $21,709 and $77,709 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively	3,996	21,624	77,346
Stockholders’ deficit:
Common stock, $0.001 par value; authorized shares – 4,000,000, 9,000,000 and 17,000,000 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively; issued shares – 866,342, 981,842 and 1,477,797 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively; outstanding shares – 604,222, 817,021 and 957,829 at December 31, 2019 and 2020 and March 31, 2021 (unaudited), respectively	1	1	1
Additional paid-in capital	10	100	251
Accumulated deficit	(7,955)	(14,739)	(17,023)

Total stockholders’ deficit	(7,944)	(14,638)	(16,771)

Total liabilities, convertible preferred stock and stockholders’ deficit	$679	$16,217	$71,819

See accompanying notes.

Janux Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Collaboration revenue	$–	$–	$–	$380
Operating expenses:
Research and development (includes related party amounts of $1,810, $1,640, $333 and $486, respectively)	2,999	3,041	549	1,925
General and administrative (includes related party amounts of $595, $861, $214 and $104, respectively)	772	1,802	277	739

Total operating expenses	3,771	4,843	826	2,664

Loss from operations	(3,771)	(4,843)	(826)	(2,284)
Other expense:
Interest expense – related parties	(233)	(206)	(97)	–
Increase in fair value of convertible promissory notes – related parties	–	(1,735)	(490)	–

Total other expense	(233)	(1,941)	(587)	–

Net loss and comprehensive loss	$(4,004)	$(6,784)	$(1,413)	$(2,284)

Net loss per common share, basic and diluted	$(7.66)	$(9.50)	$(2.20)	$(2.63)

Weighted-average shares of common stock outstanding, basic and diluted	522,582	714,401	641,117	867,434

See accompanying notes.

Janux Therapeutics, Inc.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	2,689,997	$3,996	438,675	$1	$4	$(3,951)	$(3,946)
Vesting of restricted shares	–	–	165,547	–	–	–	–
Stock-based compensation	–	–	–	–	6	–	6
Net loss	–	–	–	–	–	(4,004)	(4,004)

Balance at December 31, 2019	2,689,997	3,996	604,222	1	10	(7,955)	(7,944)
Issuance of Series Seed 2 convertible preferred stock, net of $46 of issuance costs	2,112,674	8,954	–	–	–	–	–
Conversion of convertible promissory notes and accrued interest into Series Seed 2 convertible preferred stock	2,036,158	8,674	–	–	–	–	–
Exercise of common stock options	–	–	44,125	–	16	–	16
Vesting of restricted shares	–	–	168,674	–	2	–	2
Stock-based compensation	–	–	–	–	72	–	72
Net loss	–	–	–	–	–	(6,784)	(6,784)

Balance at December 31, 2020	6,838,829	21,624	817,021	1	100	(14,739)	(14,638)
Issuance of Series A convertible preferred stock, net of $278 of issuance costs (unaudited)	5,894,740	55,722	–	–	–	–	–
Exercise of common stock options (unaudited)	–	–	88,537	–	20	–	20
Vesting of restricted shares (unaudited)	–	–	52,271	–	8	–	8
Stock-based compensation (unaudited)	–	–	–	–	123	–	123
Net loss (unaudited)	–	–	–	–	–	(2,284)	(2,284)

Balance at March 31, 2021 (unaudited)	12,733,569	$77,346	957,829	$1	$251	$(17,023)	$(16,771)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	2,689,997	$3,996	604,222	$1	$10	$(7,955)	$(7,944)
Exercise of common stock options (unaudited)	–	–	28,500	–	4	–	4
Vesting of restricted shares (unaudited)	–	–	41,390	–	–	–	–
Stock-based compensation (unaudited)	–	–	–	–	2	–	2
Net loss (unaudited)	–	–	–	–	–	(1,413)	(1,413)

Balance at March 31, 2020 (unaudited)	2,689,997	$3,996	674,112	$1	$16	$(9,368)	$(9,351)

See accompanying notes.

Janux Therapeutics, Inc.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities
Net loss	$(4,004)	$(6,784)	$(1,413)	$(2,284)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6	13	2	9
Stock-based compensation	6	72	2	123
Noncash interest – related parties	233	206	97	–
Increase in fair value of convertible promissory notes – related parties	–	1,735	490	–
Changes in operating assets and liabilities:
Accounts receivable	–	(8,000)	–	7,625
Prepaid expenses and other current assets (includes related party amounts of $0, $0, $0 and $(50), respectively)	–	(249)	–	(13)
Accounts payable (includes related party amounts of $(16), $0, $82 and $0, respectively)	4	14	(69)	347
Accrued expenses (includes related party amounts of $(28), $442, $0 and $(544), respectively)	(73)	624	15	(240)
Deferred revenue	–	8,000	–	(4)

Net cash provided by (used in) operating activities	(3,828)	(4,369)	(876)	5,563
Cash flows from investing activities
Purchases of property and equipment	–	–	–	(153)

Net cash used in investing activities	–	–	–	(153)
Cash flows from financing activities
Proceeds from issuance of convertible promissory notes	4,000	2,500	1,500	–
Proceeds from issuance of Series Seed 2 convertible preferred stock, net of issuance costs	–	8,954	–	–
Proceed from issuance of Series A convertible preferred stock, net of issuance costs	–	–	–	56,000
Proceeds from exercise of vested and unvested common stock options	–	70	4	1,646
Payment of initial public offering costs	–	–	–	(100)

Net cash provided by financing activities	4,000	11,524	1,504	57,546

Net increase in cash	172	7,155	628	62,956
Cash – beginning of period	486	658	658	7,813

Cash – end of period	$658	$7,813	$1,286	$70,769

Supplemental disclosure of noncash investing and financing activities
Conversion of convertible promissory notes and accrued interest into shares of convertible preferred stock	$–	$8,674	$–	$–

Unpaid property and equipment additions	$–	$147	$–	$4

Vesting of restricted common stock	$–	$2	$–	$8

Unpaid equity issuance costs	$–	$–	$–	$278

See accompanying notes.

Janux Therapeutics, Inc.

Notes to Financial Statements

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization

Janux Therapeutics, Inc. (the “Company”) was incorporated in the State of Delaware in June 2017 and is based in San Diego, California. The Company is a preclinical stage biopharmaceutical company developing next-generation therapeutics based on the Company’s proprietary Tumor Activated T Cell Engager (“TRACTr”) platform technology to better treat patients suffering from cancer.

Liquidity and Capital Resources

From its inception through March 31, 2021, the Company has devoted substantially all its efforts to organizing and staffing, business planning, raising capital and developing its TRACTr therapeutics platform and preclinical assets. The Company has incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $14.7 million and $17.0 million, respectively, as of December 31, 2020 and March 31, 2021. The Company has a limited operating history, has not generated any product revenue, and the sales and income potential of its business is unproven. To date the Company has funded its operations primarily with the net proceeds from the issuance of convertible promissory notes, convertible preferred stock and amounts received under a collaboration agreement. The Company expects to incur substantial operating losses for the next several years and will need to obtain additional financing in order to continue its research and development activities, initiate and complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. The Company plans to continue to fund its losses from operations and capital funding needs through public or private equity or debt financings or other sources. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty. Management is required to perform a two-step analysis over its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (step 2). Management’s assessment included the preparation of cash flow forecasts resulting in management’s conclusion that the Company has sufficient capital to fund operations for at least 12 months from the respective dates the financial statements for the year ended December 31, 2020 and the three months ended March 31, 2021 were issued.

Use of Estimates

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the Company’s financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to estimates to complete the performance

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

obligations and the estimated transaction price for collaboration revenue, accruals for research and development expenses, stock-based compensation and fair value measurements. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenues and expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2021, the statements of operations and cash flows for the three months ended March 31, 2020 and 2021 and the statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2020 and 2021 and the related footnote disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2020 and 2021 in accordance with GAAP. The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Fair Value Option

As permitted under Accounting Standards Codification (“ASC”) 825, Financial Instruments, (“ASC 825”), the Company has elected the fair value option to account for its convertible promissory notes issued since inception. In accordance with ASC 825, the Company records these convertible promissory notes at fair value with changes in fair value recorded in the statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible promissory notes were recognized in earnings as incurred and not deferred.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, prepaid and other current assets, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of those instruments. The Company has no financial assets that are measured at fair value on a recurring basis. Financial liabilities that are measured at fair value on a recurring basis include convertible promissory

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

notes. None of the Company’s non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

		Fair Value Measurements at Reporting Date Using:
As of December 31, 2019:	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Convertible promissory notes	$4,000	$–	$–	$4,000

Total	$4,000	$–	$–	$4,000

As further described in Note 4, the Company issued an aggregate of $4.0 million of convertible promissory notes in February and June of 2019 and issued an aggregate of $2.5 million of convertible promissory notes during February and June of 2020. The Company has elected the fair value option for each of its convertible promissory note issuances. The fair value of the convertible promissory notes was estimated using a scenario-based analysis that estimated the fair value of the convertible promissory notes based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the noteholders. The assumptions used to determine the fair value of the convertible promissory notes upon issuance, at each period end, and upon conversion included an estimated 86% to 100% probability of conversion of the promissory notes at a 20% discount, an assumed discount rate of 25%, and an estimated time to settlement of up to 0.5 years. As of December 31, 2019, the fair value of the convertible promissory notes was $4.0 million. For the year ended December 31, 2020 and the three months ended March 31, 2020, the Company recognized $1.7 million and $0.5 million, respectively, of increase in fair value of convertible promissory notes – related party. The convertible promissory notes were converted into Series Seed 2 convertible preferred stock in June 2020 (see Note 4).

The following table provides a reconciliation of all liabilities measured at fair value using Level 3 significant unobservable inputs (in thousands):

Convertible Promissory Notes
Balance at December 31, 2018	$–
Issuance of convertible promissory notes	4,000

Balance at December 31, 2019	4,000
Issuance of convertible promissory notes	2,500
Increase in fair value of convertible promissory notes	1,735
Conversion of convertible promissory notes	(8,235)

Balance at December 31, 2020	$–

Cash

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents for any of the periods presented. Cash, as reflected in the accompanying balance sheets, includes only cash in readily available checking accounts.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains deposits in a federally insured financial institution in excess of federally insured limits. The Company has not experienced any losses in such account and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is also subject to credit risk from its accounts receivable. The Company generally does not perform evaluations of customers’ financial condition and generally does not require collateral. As of December 31, 2020 and March 31, 2021, all of the Company’s accounts receivable relate to a single customer. For the three months ended March 31, 2021, all of the Company’s revenue related to a single customer.

Accounts Receivable

The Company’s accounts receivable balance represents the amounts the Company has billed its customers that are due to the Company unconditionally for goods the Company has delivered or services the Company has performed. When the Company bills its customers with payment terms based on the passage of time, the Company considers the receivable to be unconditional. Receivables are considered past due based on the contractual payment terms. An estimate of credit losses on accounts receivables based on collection history and current economic trends is assessed at each balance sheet date. Once a receivable is deemed to be uncollectible, such balance is charged against the reserve. The Company had no allowances for credit losses on its accounts receivable balance as of December 31, 2020 and March 31, 2021.

Deferred Offering Costs

The Company has deferred offering costs consisting of legal, accounting and other fees and costs directly attributable to its planned initial public offering (“IPO”). The deferred offering costs will be offset against the proceeds received upon the completion of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s statements of operations and comprehensive loss. As of March 31, 2021, $0.3 million of deferred offering costs were recorded within other long-term assets on the balance sheet. As of December 31, 2019 and 2020, no such costs were deferred.

Property and Equipment, Net

Property and equipment, net consists of laboratory equipment and construction in progress. Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (generally five years) using the straight-line method. Repairs and maintenance costs are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. An impairment loss is recorded if and when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company has not recognized any impairment losses through March 31, 2021.

Deferred Revenue

When the Company is entitled to bill its customers and receive payment from its customers in advance of its obligation to provide services or transfer goods to its customers, the Company includes the amounts in deferred revenue on its balance sheet. For further discussion, refer to the Company’s revenue recognition policy below.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Revenue Recognition

The Company recognizes revenue in a manner that depicts the transfer of control of a product or a service to a customer and reflects the amount of the consideration the Company is entitled to receive in exchange for such product or service. In doing so, the Company follows a five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service. The Company considers the terms of a contract and all relevant facts and circumstances when applying the revenue recognition standard.

A customer is a party that has entered into a contract with the Company, where the purpose of the contract is to obtain a product or a service that is an output of the Company’s ordinary activities in exchange for consideration. To be considered a contract, (i) the contract must be approved (in writing, orally, or in accordance with other customary business practices), (ii) each party’s rights regarding the product or the service to be transferred can be identified, (iii) the payment terms for the product or the service to be transferred can be identified, (iv) the contract must have commercial substance (that is, the risk, timing or amount of future cash flows is expected to change as a result of the contract), and (v) it is probable that the Company will collect substantially all of the consideration to which it is entitled to receive in exchange for the transfer of the product or the service.

A performance obligation is defined as a promise to transfer a product or a service to a customer. The Company identifies each promise to transfer a product or a service (or a bundle of products or services, or a series of products and services that are substantially the same and have the same pattern of transfer) that is distinct. A product or a service is distinct if both (i) the customer can benefit from the product or the service either on its own or together with other resources that are readily available to the customer and (ii) the Company’s promise to transfer the product or the service to the customer is separately identifiable from other promises in the contract. Each distinct promise to transfer a product or a service is a unit of accounting for revenue recognition. If a promise to transfer a product or a service is not separately identifiable from other promises in the contract, such promises should be combined into a single performance obligation.

The transaction price is the amount of consideration the Company is entitled to receive in exchange for the transfer of control of a product or a service to a customer. To determine the transaction price, the Company considers the existence of any significant financing component, the effects of any variable elements, noncash considerations and consideration payable to the customer. If a significant financing component exists, the transaction price is adjusted for the time value of money. If an element of variability exists, the Company must estimate the consideration it expects to receive and uses that amount as the basis for recognizing revenue as the product or the service is transferred to the customer. There are two methods for determining the amount of variable consideration: (i) the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, and (ii) the mostly likely amount method, which identifies the single most likely amount in a range of possible consideration amounts.

If a contract has multiple performance obligations, the Company allocates the transaction price to each distinct performance obligation in an amount that reflects the consideration the Company is entitled to receive in exchange for satisfying each distinct performance obligation. For each distinct performance obligation, revenue is recognized when (or as) the Company transfers control of the product or the service applicable to such performance obligation.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

In those instances where the Company first receives consideration in advance of satisfying its performance obligation, the Company classifies such consideration as deferred revenue until (or as) the Company satisfies such performance obligation. In those instances where the Company first satisfies its performance obligation prior to its receipt of consideration, the consideration is recorded as accounts receivable.

The Company expenses incremental costs of obtaining and fulfilling a contract as and when incurred if the expected amortization period of the asset that would be recognized is one year or less, or if the amount of the asset is immaterial. Otherwise, such costs are capitalized as contract assets if they are incremental to the contract and amortized to expense proportionate to revenue recognition of the underlying contract.

Research and Development Expenses

All research and development costs are expensed in the period incurred. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the accompanying balance sheets as prepaid expenses. The Company records accruals for estimated costs incurred for ongoing research and development activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expense and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (generally the vesting period) on a straight-line basis. The Company estimates the fair value of equity awards using the Black-Scholes option pricing model and recognizes forfeitures as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. No product revenue has been generated since inception and all assets are held in the United States.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The Company has excluded weighted-average unvested shares of 343,760 shares, 182,457 shares, 241,198 shares and 237,551 shares from the weighted-average number of common shares outstanding for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, respectively. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of convertible preferred stock, unvested common stock subject to repurchase and options outstanding under the Company’s stock option plan. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be anti-dilutive.

Potentially dilutive securities not included in the calculation of diluted net loss per share, because to do so would be anti-dilutive, are as follows (in common stock equivalent shares):

	December 31,		March 31,
	2019	2020	2020	2021
Convertible preferred stock outstanding	2,689,997	6,838,829	2,689,997	12,733,569
Common stock options	141,000	856,000	227,500	1,664,045
Unvested common stock	262,120	164,821	220,730	519,968

Total	3,093,117	7,859,650	3,138,227	14,917,582

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The new guidance revises the accounting related to leases by requiring lessees to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplifies the accounting for sale-leaseback transactions. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company has adopted the new guidance effective January 1, 2019. The adoption did not have any impact on the Company’s financial position or results of operations as the Company had no leases prior to January 1, 2019, nor does it have any as of December 31, 2019 and 2020 and March 31, 2021.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The new guidance amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The Company has adopted the new guidance effective January 1, 2020. The adoption did not have any material impact on the Company’s financial position, results of operations or related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new guidance modifies the disclosure requirements on fair value measurements in Topic 820. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company has adopted the new guidance effective January 1, 2020. The adoption did not have any material impact on the Company’s financial position, results of operations or related disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808). The ASU clarifies the interaction between Topic 808 and ASC 606, Revenue from Contracts with Customers (Topic 606). The new guidance, among other items, clarifies that certain transactions between collaborative participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. ASU 2018-18 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the new standard effective January 1, 2020. The adoption did not have any impact on the Company’s financial position, results of operations or related disclosures as the Company had no revenues prior to January 1, 2020.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The new guidance is intended to simplify aspects of the accounting for income taxes, including the elimination of certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, among other changes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, with early adoption

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

permitted. The guidance is to be applied prospectively at the beginning of the year of adoption. The Company has adopted the new guidance effective January 1, 2020. The adoption did not have any material impact on the Company’s financial position, results of operations or related disclosures.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The new guidance, among other things, simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments, and amends existing earnings-per-share (“EPS”) guidance by requiring that an entity use the if-converted method when calculating diluted EPS for convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company plans to adopt the new guidance effective January 1, 2022 and is currently evaluating the effect adoption will have on its financial position, results of operations or related disclosures.

2. Balance Sheet Details

Property and equipment, net consist of the following (in thousands):

	December 31,		March 31, 2021
	2019	2020
Laboratory equipment	$29	$176	$176
Construction in progress	—	—	10

Total property and equipment	29	176	186
Less: accumulated depreciation	(8)	(21)	(30)

Property and equipment, net	$21	$155	$156

Accrued liabilities consist of the following (in thousands):

	December 31,		March 31, 2021
	2019	2020
Accrued compensation (including related party amounts of $82, $286 and $0, respectively)	$82	$286	$100
Accrued research and development (including related party amounts of $17, $14 and $0, respectively)	36	66	252
Accrued professional fees	1	144	214
Other accrued liabilities (including related party amounts of $3, $244 and $0, respectively)	8	255	155

Total	$127	$751	$721

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

3. Commitments and Contingencies

Contingencies

From time to time, the Company may be subject to claims or suits arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

4. Convertible Promissory Notes – Related Parties

2019 Convertible Promissory Notes

On February 8, 2019, the Company entered into a note purchase agreement (“2019 Note Purchase Agreement”) for the sale of up to $4.0 million in convertible promissory notes to certain related parties. In February and June 2019, the Company issued unsecured convertible promissory notes in an aggregate principal amount of $4.0 million (the “2019 Notes”). The 2019 Notes accrued interest at 8.0% per annum with maturity dates of six months after issuance. The 2019 Notes were convertible (i) automatically into shares of qualified financing stock upon a qualified equity financing, with a conversion price of 80% of the purchase price per share of qualified financing stock paid by investors in such qualified equity financing, or (ii) upon the election of the holders of the 2019 Notes representing at least a majority of the aggregate principal amount and accrued but unpaid interest then-outstanding into a number of shares of Series Seed convertible preferred stock as determined by dividing the then outstanding loan balance (including accrued interest) by $1.50. Upon the closing of a Company Sale (as defined in the 2019 Note Purchase Agreement), the holders of the 2019 Notes were entitled to be paid an amount equal to two times the then-outstanding principal and accrued interest. The Company has elected the fair value option to account for the 2019 Notes.

In February 2020, the maturity date of the 2019 Notes was extended to November 7, 2020. The amendment of the 2019 Notes was accounted for as a modification, which required prospective consideration of the revised terms.

As of December 31, 2019, outstanding accrued interest on the 2019 Notes was $0.2 million. The Company incurred interest expense in connection with the 2019 Notes of $0.2 million for each of the years ended December 31, 2019 and 2020 and $0.1 million for the three months ended March 31, 2020. As further described below, the 2019 Notes were converted in connection with the Series Seed 2 financing in June 2020.

2020 Convertible Promissory Notes

On February 7, 2020, the Company entered into a note purchase agreement (“2020 Note Purchase Agreement”) for the sale of up to $2.5 million in convertible promissory notes to certain related parties. In February 2020, the Company issued unsecured convertible promissory notes in an aggregate principal amount of $1.5 million (the “February 2020 Notes”). In June 2020, the Company issued unsecured convertible promissory notes in an aggregate principal amount of $1.0 million (the “June 2020 Notes,” and together with the February 2020 Notes, the “2020 Notes”). The 2020 Notes accrued interest at 8.0% per annum. The February 2020 Notes and June 2020 Notes had maturity dates of November 7, 2020 and June 30, 2020, respectively. The 2020 Notes were convertible (i) automatically into shares of qualified financing stock upon a qualified equity financing, with a conversion price of 80% of the purchase price per share of qualified financing stock paid by investors in such qualified equity financing, or (ii) upon the election of the holders of the 2020 Notes representing at least a majority of the aggregate principal amount and accrued but unpaid interest then-outstanding into a number of

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

shares of Series Seed convertible preferred stock as determined by dividing the then outstanding loan balance (including accrued interest) by $1.50. Upon the closing of a Company Sale (as defined in the 2020 Notes), the holders of the 2020 Notes were entitled to be paid an amount equal to two times the then-outstanding principal and accrued interest. The Company has elected the fair value option to account for the 2020 Notes.

The Company incurred interest expense in connection with the 2020 Notes of $47,000 and $17,000, respectively, for the year ended December 31, 2020 and the three months ended March 31, 2020. As further described below, the 2020 Notes were converted in connection with the Series Seed 2 financing in June 2020.

Conversion of Convertible Notes

In connection with the Company’s Series Seed 2 preferred stock financing in June 2020, the 2019 Notes and 2020 Notes (and together the “Convertible Notes”) converted into 2,036,158 shares of Series Seed 2 convertible preferred stock at a conversion price of $3.408 per share, which is 80% of the price paid by investors in the Series Seed 2 financing. At the date of conversion, the outstanding principal and accrued interest on the Convertible Notes were $6.5 million and $0.4 million, respectively. The $8.7 million aggregate carrying value of the Convertible Notes, including the $8.3 million fair value and $0.4 million of accrued interest, was reclassified to the carrying value of the Series Seed 2 convertible preferred stock into which they converted in June 2020.

5. Other Related Party Transactions

In August 2017, the Company entered into a Support Services Agreement with COI Pharmaceuticals, Inc. (“COI”) that outlines the terms of services provided by COI to the Company, as well as the fees charged for such services. COI is a shared service company that provides certain back-office and administrative and research and development support services, including facilities support, to the portfolio companies of Avalon Ventures, a stockholder of the Company. The Company pays COI quarterly prepayments for estimated costs to be incurred under the agreement in such quarter. Either party may terminate the support services agreement by giving 30 days’ prior notice. The support services agreement automatically renews in August of each year unless terminated by either party by giving 30 days’ prior notice.

On January 1, 2021, the Company entered into a second Support Services Agreement with COI, which superseded the August 2017 Support Services Agreement. The agreement modified the nature of services provided to the Company considering the transition of certain individuals as full-time Janux employees effective January 1, 2021. The services will no longer include services normally associated with the roles of Chief Executive Officer, President and Senior Vice President. Other services associated with certain back-office and administrative and research and development services, including facilities support and other terms of the original agreement remain unchanged. The initial term of the second Support Services Agreement expires in January 2022 and will automatically renew for one or more additional periods of one year unless terminated by either party by giving 30 days’ prior notice.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Expense recognized by the Company under the Support Services Agreement with COI was as follows (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Research and development	$1,810	$1,640	$333	$486
General and administrative	595	861	214	104

Total	$2,405	$2,501	$547	$590

At December 31, 2019 and 2020, the Company had accounts payable and accrued expenses due to COI or its affiliates of $0.1 million and $0.5 million, respectively. At March 31, 2021, the Company had prepaid expenses and other current assets of $0.1 million with COI. For the three months ended March 31, 2021, the Company paid COI $10,000 related to the purchase of property and equipment.

6. Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The Company’s convertible preferred stock has been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

The authorized, issued and outstanding shares of convertible preferred stock as of March 31, 2021 consist of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	5,894,740	5,894,740	$56,000	$55,722
Series Seed 2	4,148,832	4,148,832	17,674	17,628
Series Seed	2,689,997	2,689,997	4,035	3,996

Total	12,733,569	12,733,569	$77,709	$77,346

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2020 consist of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series Seed 2	4,148,832	4,148,832	$17,674	$17,628
Series Seed	2,689,997	2,689,997	4,035	3,996

Total	6,838,829	6,838,829	$21,709	$21,624

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

The authorized, issued and outstanding shares of convertible preferred stock as of December 31, 2019 consist of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series Seed	2,689,997	2,689,997	$4,035	$3,996

Total	2,689,997	2,689,997	$4,035	$3,996

On March 1, 2021, the Company entered into a Series A preferred stock purchase agreement with various investors, pursuant to which it issued and sold an aggregate of 5,894,740 shares of its Series A convertible preferred stock at a price per share of $9.50 for gross proceeds of $56.0 million.

In June 2020, the Company entered into a Series Seed 2 preferred stock purchase agreement (“Series Seed 2 SPA”) with existing stockholders, pursuant to which it was authorized to issue up to an aggregate of 4,148,832 shares of the Company’s Series Seed 2 convertible preferred stock in two closings. The first closing took place in June 2020 (the “Initial Closing”) and the second closing took place in December 2020 (the “Second Closing”). In the Initial Closing, the Company issued 1,056,337 shares of Series Seed 2 convertible preferred stock at $4.26 per share for cash proceeds of $4.5 million. In addition, the Company issued 2,036,158 shares of Series Seed 2 convertible preferred stock upon conversion of the Convertible Notes (see Note 4). In the Second Closing, the Company issued 1,056,337 shares of Series Seed 2 convertible preferred stock at $4.26 per share for cash proceeds of $4.5 million. The Company determined that the tranche right associated with the Second Closing did not meet the definition of a freestanding financial instrument and did not require bifurcation.

Description of Securities

Dividends

Holders of Series Seed convertible preferred stock, Series Seed 2 convertible preferred stock, and Series A convertible preferred stock (collectively, “Series Preferred”), in preference to the holders of common stock, are entitled to receive, but only out of funds that are legally available therefor, cash dividends at the annual per share rate of $0.12, $0.3408, and $0.76, respectively. If dividends are paid to the holders of common stock, the holders of Series Preferred will participate as if they had converted to common stock. Such dividends are noncumulative and are payable only when, as and if declared by the Company’s board of directors. No dividends have been declared as of March 31, 2021.

Liquidation Preferences

Upon any liquidation, dissolution or winding up of the Company, the holders of Series A convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $9.50, plus all declared and unpaid dividends. Liquidation payments to the holders of Series A convertible preferred stock have priority and are made in preference to any payments to the holders of Series Seed 2 convertible preferred stock, Series Seed convertible preferred stock and common stock. After full payment of the liquidation preference to the holders of the Series A convertible preferred stock, the holders of Series Seed 2 convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $4.26, plus all declared and unpaid dividends. Liquidation payments to the holders of Series Seed 2 convertible preferred stock have priority and are made in preference to any payments to the holders of Series Seed convertible preferred stock and common stock. After full payment of

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

the liquidation preference to the holders of the Series Seed 2 convertible preferred stock, the holders of Series Seed convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $1.50, plus all declared and unpaid dividends. Liquidation payments to the holders of Series Seed convertible preferred stock have priority and are made in preference to any payments to the holders of common stock. After full payment of the liquidation preference to the holders of Series Preferred, the remaining assets, if any, will be distributed ratably to the holders of the common stock.

Conversion

The shares of Series Preferred are convertible into an equal number of shares of common stock, at the option of the holder, subject to certain anti-dilution and down-round adjustments. Each share of Series Preferred is automatically converted into common stock immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share of at least $23.75 and resulting in at least $50.0 million of net proceeds to the Company. Each share of Series Preferred is automatically converted into common stock immediately upon the affirmative election of the holders of a majority of the Series Preferred, which must include the holders of at least 60% of the then-outstanding shares of Series A convertible preferred stock.

Voting Rights

The holder of each share of Series Preferred is entitled to one vote for each share of common stock into which it would convert and to vote as one class with the common stockholders on all matters. Certain matters, including material changes to the corporate structure, capitalization and incurrence of certain corporate obligations, require the vote of a majority of the Series Preferred, which must include the holders of at least 60% of the then-outstanding shares of Series A convertible preferred stock. In addition, the Series Preferred is entitled to elect certain members of the board of directors.

Equity Incentive Plan

In August 2017, the Company adopted the Janux Therapeutics, Inc. 2017 Equity Incentive Plan (the “Plan”), which provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock awards to its employees, members of its board of directors and consultants. As of December 31, 2019 and 2020 and March 31, 2021, there were 283,658 shares of common stock, 1,143,353 shares of common stock and 2,818,580 shares of common stock, respectively, authorized for issuance under the Plan. The maximum term of options granted under the Plan is ten years and, in general, the options issued under the Plan vest over a four-year period from the vesting commencement date. Recipients of incentive stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The Plan allows for early exercise of stock options, which may be subject to repurchase by the Company at the original exercise price.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

A summary of the Company’s stock option activity under the Plan is as follows (in thousands, except share and per share data):

	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at December 31, 2019	141,000	$0.14	8.45	$–
Granted	830,500	$0.67
Exercised	(115,500)	$0.61

Balance at December 31, 2020	856,000	$0.60	9.31	$3,214
Granted	1,304,000	$5.39
Exercised	(495,955)	$3.32

Balance at March 31. 2021	1,664,045	$3.54	9.67	$16,672

Vested and expected to vest at December 31, 2020	856,000	$0.60	9.31	$3,214

Exercisable at December 31, 2020	856,000	$0.60	9.31	$3,214

Vested and expected to vest at March 31, 2021	1,664,045	$3.54	9.67	$16,672

Exercisable at March 31, 2021	1,664,045	$3.54	9.67	$16,672

Stock-Based Compensation Expense

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	Years Ended December 31,		Three Months Ended March 31, 2021
	2019 (1)	2020	2020	2021
Risk-free interest rate	–%	0.7% – 1.8%	1.8%	0.9% – 1.6%
Expected volatility	–%	85%	85%	86%
Expected term (in years)	–	10.0	10.0	5.52 – 10.0
Expected dividend yield	–	–	–	–

(1)	No stock options were granted during the year ended December 31, 2019.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the expected term of the awards.

Expected volatility. Since the Company is not yet a public company and does not have a trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period. The expected term for nonemployee options is generally the contractual term.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends and, therefore, used an expected dividend yield of zero.

Stock-based compensation expense has been reported in the statements of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Research and development	$4	$22	$1	$32
General and administrative	2	50	1	91

Total	$6	$72	$2	$123

The weighted average grant date fair value per share of option grants for the year ended December 31, 2020 and the three months ended March 31, 2020 and 2021 was $0.56, $0.12 and $4.00, respectively. There were no option grants during 2019. The total intrinsic value of stock options exercised for the year ended December 31, 2020 and the three months ended March 31, 2020 and 2021 was $7,000, $0 and $1.0 million, respectively. No stock options were exercised during 2019. As of December 31, 2020 and March 31, 2021, total unrecognized stock-based compensation cost was $0.4 million and $5.5 million, respectively, which is expected to be recognized over a remaining weighted-average period of approximately 3.2 years and 3.5 years, respectively.

Unvested Stock Liability

The shares purchased by optionees pursuant to the early exercise of stock options and the purchase of unvested common stock by certain of the Company’s non-employee consultants in 2017 are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for unvested shares is recorded as an unvested stock liability on the accompanying balance sheets and will be transferred into common stock and additional paid-in capital as the shares vest. These shares generally vest over four years and, upon termination of the holder’s relationship with the Company, the Company may repurchase any unvested shares at the original purchase price.

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

A summary of the Company’s unvested shares and unvested stock liability is as follows (in thousands, except share data):

	Number of Unvested Shares	Unvested Stock Liability
Balance at December 31, 2018	427,667	$–
Vested shares	(165,547)	–

Balance at December 31, 2019	262,120	–
Early exercised shares	71,375	54
Vested shares	(168,674)	(2)

Balance at December 31, 2020	164,821	52
Early exercised shares	407,418	1,626
Vested shares	(52,271)	(8)

Balance at March 31, 2021	519,968	$1,670

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	December 31,		March 31, 2021
	2019	2020
Conversion of convertible preferred stock outstanding	2,689,997	6,838,829	12,733,569
Common stock options outstanding	141,000	856,000	1,664,045
Shares available for issuance under the Plan	142,658	171,853	543,080

Total	2,973,655	7,866,682	14,940,694

7. Research Collaboration and Exclusive License Agreement

On December 15, 2020 (the “Effective Date”), the Company entered into a research collaboration and exclusive license agreement (the “Merck Agreement”), pursuant to which the Company granted Merck Sharp & Dohme Corp. (“Merck”) an exclusive, worldwide, royalty-bearing, sublicensable license to certain of its patent rights and know-how for up to two collaboration targets (“First Collaboration Target” and “Second Collaboration Target”, together the “Collaboration Targets”) related to next generation T cell engager immunotherapies for the treatment of cancer. In each case, once the Collaboration Targets are designated by Merck, they have the right to research, develop, make, have made, use, import, offer to sell, and sell compounds and any licensed products related thereto. Merck selected one of the Collaboration Targets upon execution of the Merck Agreement and has a specified period of time to select the Second Collaboration Target. Following the research term, Merck will have the sole right to research, develop, manufacture, and commercialize the licensed compounds and products directed against the Collaboration Targets. Consideration in the Merck Agreement consists of (i) an $8.0 million non-refundable and non-creditable upfront fee, (ii) $8.0 million payable upon the selection of the Second Collaboration Target, (iii) research program funding (iv) development and regulatory milestones, (v) commercial milestones, and (vi) royalty payments. Under the Merck Agreement, the Company is eligible to receive up to an aggregate of $142.5 million per Collaboration Target in milestone payments ($285.0 million collectively for both

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Collaboration Targets), contingent on the achievement of certain regulatory and development milestones. Merck is also required to make milestone payments to the Company upon the successful completion of certain commercial milestones, in an aggregate amount not to exceed $350.0 million for each licensed product under either of the Collaboration Targets. The Merck Agreement provides that Merck is obligated to pay to the Company tiered royalty payments on a product-by-product and country-by-country basis, ranging from low single-digit to low teens percentage royalty rates on specified portions of annual net sales for licensed products under either of the Collaboration Targets that are commercialized. Such royalties are subject to reduction, on a product-by-product and country-by-country basis, for licensed products not covered by patent claims, or that require Merck to obtain a license to obtain a license to third party intellectual property in order to commercialize the licensed products, or that are subject to compulsory licensing.

The Merck Agreement will terminate at the end of the calendar year in which the expiration of all royalty obligations occurs for all licensed products under the agreement. Merck has the unilateral right to terminate the Merck Agreement in its entirety or on a Collaboration Target by Collaboration Target basis at any time and for any reason upon prior written notice to the Company. Both parties have the right to terminate the agreement for an uncured material breach, certain illegal or unethical activities, and insolvency of the other party. Upon expiration of the agreement but not early termination thereof, and provided all payments due under the agreement have been made, Merck’s exclusive licenses under the agreement will become fully paid-up and perpetual.

The Company concluded that Merck represented a customer and accounted for the transaction in accordance with FASB’s Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The Company identified its performance obligations under the Merck Agreement as the grant to Merck of an exclusive license to certain of its intellectual property subject to certain conditions, its conduct of research services and the Company’s participation in a joint research committee. The Company determined that these performance obligations should be accounted for as one combined performance obligation since they are not distinct. The Company also determined that the combined performance obligation is transferred over the expected term of the conduct of the research services.

In accordance with ASC 606, the Company determined that the transaction price under the Merck Agreement equals $11.4 million, consisting of the upfront, non-refundable and non-creditable payment of $8.0 million and the aggregate estimated reimbursable research program funding for the First Collaboration Target of $3.4 million. The Company concluded that there was not a significant financing component under the Merck Agreement. With respect to the remaining variable consideration within the Merck Agreement, including the $8.0 million payable upon selection of the Second Collaboration Target, milestone and royalty payments, the Company determined that as of December 31, 2020 and March 31, 2021 these payments were probable of significant revenue reversal as their achievement is highly dependent on factors outside the Company’s control. Therefore, this aggregate consideration has been fully constrained and is therefore not included in the transaction price. At the end of each subsequent reporting period, the Company will re-evaluate the probability of achievement of each milestone and any related constraint, and if necessary, adjust its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the reported amount of revenues in the period of adjustment. The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of March 31, 2021 was $11.0 million.

The upfront payment of $8.0 million was recorded as deferred revenue as of December 31, 2020 and is being recognized as revenue over time in conjunction with the Company’s conduct of research services as the

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

research services are the primary component of the combined performance obligations. Revenue associated with the upfront payment and research program funding for the First Collaboration Target is recognized based on actual total full-time equivalent employees (“FTEs”) utilized as a percentage of total FTEs expected to be utilized over the expected term of conduct of the research services. The Company estimates the remaining term of the research services, over which revenue will be recognized, to be 2.3 years and 2.0 years as of December 31, 2020 and March 31, 2021, respectively.

The Company recognized $0.4 million of revenue under the Merck Agreement for the three months ended March 31, 2021. No revenue was recognized under the Merck Agreement for year ended December 31, 2020. As of March 31, 2021, aggregate deferred revenue related to the Merck Agreement was $8.0 million, of which $3.6 million was classified as current. As of December 31, 2020, aggregate deferred revenue related to the Merck Agreement was $8.0 million, of which $2.0 million was classified as current. The Company had $8.0 million and $0.4 million of accounts receivable outstanding as of December 31, 2020 and March 31, 2021, respectively.

8. Income Taxes

The Company has not recorded a current or deferred tax expense or benefit for the years ended December 31, 2019 or 2020. The net losses for the years ended December 31, 2019 and 2020 were generated solely in the United States.

A reconciliation of the Company’s income tax expense (benefit) to the amount computed by applying the federal statutory income tax rate is summarized as follows (in thousands):

	Years Ended December 31,
	2019	2020
Expected tax benefit at federal statutory rate	$(841)	$(1,425)
State income taxes	(332)	(426)
Research and development credits	(292)	(338)
Reserve for uncertain tax positions	73	85
Nondeductible interest expense	49	43
Convertible debt fair value adjustment	–	364
Other	–	3
Change in valuation allowance	1,343	1,694

Income tax expense (benefit)	$–	$–

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

Significant components of the Company’s net deferred tax assets are summarized as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	$2,298	$3,731
Research and development credit carryforwards	449	703
Stock-based compensation	3	21
Other	2	1

Total deferred tax assets	2,752	4,456

Deferred tax liabilities:
Property and equipment	(2)	(9)
Other	–	(3)

Total deferred tax liabilities	(2)	(12)

Net deferred tax assets and liabilities	2,750	4,444
Valuation allowance	(2,750)	(4,444)

Net deferred tax assets	$–	$–

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined it is more likely than not that the assets will not be realized. Due to uncertainties surrounding the realizability of the deferred tax assets, the Company maintains a full valuation allowance against its deferred tax assets at December 31, 2019 and 2020.

At December 31, 2019 and 2020, the Company had federal net operating loss carryforwards of $7.7 million and $12.5 million, respectively. At December 31, 2019 and 2020, the Company had state net operating loss carryforwards of $7.7 million and $12.5 million, respectively. Of the total federal net operating loss carryforwards available as of December 31, 2020, $12.0 million has an indefinite carryforward period. The remaining federal and total state net operating losses have a 20-year carryforward period and will begin to expire in 2037 unless previously utilized.

As of December 31, 2019 and 2020, the Company had federal research and development tax credit carryforwards of $0.2 million and $0.4 million, respectively, net of reserves for uncertain tax positions. As of December 31, 2019 and 2020, the Company had state research and development tax credit carryforwards of $0.2 million and $0.3 million, respectively, net of reserves for uncertain tax positions. The federal credits carryforward for a period of 20 years and will begin to expire in 2037. The state credits carryforward indefinitely.

Future utilization of the Company’s net operating loss and research and development credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

that may have occurred or that could occur in the future pursuant to Internal Revenue Code Sections 382 and 383. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by the tax code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups. The Company has not completed an analysis regarding the limitation of net operating loss and research and development credit carryforwards.

The Company is required to recognize the impact of a tax position in its financial statements if the position is more likely than not to be sustained upon examination based on the technical merits of the position.

The following table summarizes the changes to the Company’s gross unrecognized tax benefits for the years ended December 31, 2019 and 2020 (in thousands):

	2019	2020
Beginning balance	$77	$149
Increases related to current year positions	72	85

Ending balance	$149	$234

The Company had no accrual for interest or penalties on the Company’s balance sheets at December 31, 2019 or 2020, and has not recognized interest and/or penalties in the statement of operations and comprehensive loss for the years ended December 31, 2019 and 2020. As of December 31, 2019 and 2020, the Company has unrecognized tax benefits of $0.1 million and $0.2 million, respectively, which if recognized currently, should not impact the effective tax rate due to the Company maintaining a full valuation allowance. The Company does not expect that there will be a significant change in the unrecognized tax benefits over the next twelve months.

The Company is subject to taxation in the United States and California where the Company’s tax years for 2017 and forward remain open to examination.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES” Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss carryforwards generated in taxable years beginning after December 31, 2017, to offset 100% of taxable income for taxable years beginning before January 1, 2021, and 80% of taxable income in taxable years beginning after December 31, 2020. In addition, the CARES Act allows net operating losses incurred in taxable years beginning after December 31, 2017, and before January 1, 2021, to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The CARES Act also temporarily increased the business interest expense limitation from 30% of adjusted taxable income (“ATI”) to 50% of ATI for tax years 2019 and 2020, and allowed taxpayers to elect to use their 2019 ATI to compute their 2020 limitation. The legislation also included a technical correction related to qualified improvement property. The impact of the CARES Act was not material to the Company’s financial statements.

9. Subsequent Events

The Company has completed an evaluation of all subsequent events through April 16, 2021, the date financial statements for the years ended December 31, 2019 and 2020 were issued and through May 19, 2021 for the interim financial statements as of and for the three months ended March 31, 2021, to ensure these

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

financial statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. The Company has concluded that no subsequent event has occurred that requires disclosure except as noted below or elsewhere in these financial statements.

Series B Preferred Stock Financing

On April 15, 2021, the Company entered into a Series B preferred stock purchase agreement with various investors, pursuant to which it issued and sold an aggregate of 8,038,073 shares of its Series B convertible preferred stock at a price per share of $15.551 for gross proceeds of $125.0 million (the “Series B Financing”). Upon any liquidation, dissolution or winding up of the Company, the holders of Series B convertible preferred stock are entitled to receive a liquidation preference at the per share rate of $15.551, plus all declared and unpaid dividends. Liquidation payments to the holders of Series B convertible preferred stock have priority and are made in preference to any payments to the holders of Series A convertible preferred stock, Series Seed 2 convertible preferred stock, Series Seed convertible preferred stock and common stock. The holders of the Company’s Series B convertible preferred stock are entitled to the same general rights and preferences as the Company’s Series Seed convertible preferred stock, Series Seed 2 convertible preferred stock and Series A convertible preferred stockholders.

In connection with the Series B Financing, the Company’s Certificate of Incorporation was amended and restated to provide that all shares of convertible preferred stock will be automatically converted into shares of common stock upon the closing of an initial public offering at a price of at least $19.44 per share resulting in net proceeds of at least $50.0 million. Further, the Company amended its Certificate of Incorporation to authorize a total of 28,000,000 shares of common stock, par value $0.001 per share, and 20,783,569 shares of preferred stock, par value $0.001 per share.

In connection with the Series B Financing, the Company increased the number of shares of common stock authorized for issuance under the Plan from 2,818,580 shares to 5,691,711 shares.

License Agreement with WuXi Biologics (Hong Kong) Limited

In April 2021, the Company entered into a cell line license agreement (“Cell Line License Agreement”) with WuXi Biologics (Hong Kong) Limited (“WuXi Biologics”), pursuant to which the Company received a non-exclusive, worldwide, sublicensable license under certain of WuXi Biologics’ patent rights, know-how and biological materials (“WuXi Biologics Licensed Technology”), to use the WuXi Biologics Licensed Technology to make, use, sell, offer for sale and import certain therapeutic products produced through the use of the cell line licensed by WuXi Biologics under the Cell Line License Agreement (“WuXi Biologics Licensed Product”).

In consideration for the license, the Company agreed to pay WuXi Biologics a non-refundable, one-time license fee of $0.2 million upon Wuxi Biologics’ achievement of a certain technical milestone, which has not yet been achieved. Additionally, if the Company does not engage WuXi Biologics or its affiliates to manufacture the WuXi Biologics Licensed Products for its commercial supplies, the Company is required to make royalty payments to WuXi Biologics in an amount equal to a low single-digit percentage of specified portions of net sales of WuXi Biologics Licensed Products manufactured by a third party manufacturer. The Company has the right (but not the obligation) to buy out its remaining royalty obligations with respect to each WuXi Biologics Licensed Product by paying WuXi Biologics a one-time payment in an amount ranging from low single digit million dollars to a maximum of $15.0 million depending on the development and commercialization stage of the

Janux Therapeutics, Inc.

Notes to Financial Statements—(Continued)

(Information as of March 31, 2021 and thereafter and for the three months ended

March 31, 2020 and 2021 is unaudited)

WuXi Biologics Licensed Product, and upon such payment, the Company’s license with respect to such WuXi Biologics Licensed Product will become fully paid-up, irrevocable, and perpetual.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by the Company upon three months’ prior written notice and the Company’s payment of all amounts due to WuXi Biologics through the effective date of termination, (ii) by either party for the other party’s material breach that remains uncured for 30 days after written notice, and (iii) by WuXi Biologics if the Company fails to make a payment and such failure continues for 30 days after receiving notice of such failure.

Defined Contribution Plan

Effective April 23, 2021, the Company adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code available to eligible employees. Employee contributions are voluntary and determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. Under the plan, the Company makes a mandatory annual contribution of 3% of the eligible employees’ compensation.

Stock Option Grants

In May 2021, the Company granted to certain employees, consultants and board members, stock options to purchase an aggregate of 2,304,500 shares of the Company’s common stock at an exercise price of $13.56 per share.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Common Stock

PROSPECTUS

BofA Securities

Cowen

Evercore ISI

H.C. Wainwright & Co.

            , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the Nasdaq Global Market (Nasdaq) listing fee.

Item	Amount Paid or to Be Paid
SEC registration fee		$10,910
FINRA filing fee		15,500
Nasdaq listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have made the following sales of unregistered securities:

(1)	In May 2018, we issued 1,333,332 shares of convertible preferred stock at a price of $1.50 per share pursuant to the Series Seed preferred stock purchase agreement entered into in August 2017.

(2)

From February 2019 to June 2020, we issued convertible promissory notes to certain accredited investors, pursuant to which we issued and sold $6.5 million aggregate principal amount of convertible promissory notes in exchange for $6.5 million in gross proceeds.

(3)

In June 2020, we entered into a Series Seed 2 preferred stock purchase agreement with various investors, pursuant to which, in June 2020, we issued and sold to such investors an aggregate of 3,092,495 shares of our Series Seed 2 convertible preferred stock and received aggregate gross proceeds of $4.5 million, which included (i) the conversion of the convertible promissory notes described in paragraph (2) above for 2,036,158 shares of our Series Seed 2 convertible preferred stock at a purchase price of $3.408 per share and (ii) the purchase of 1,056,337 shares of our Series Seed 2 preferred stock with cash at a purchase price of $4.26 per share. In December 2020, we issued and sold to certain investors an additional 1,056,337 shares of our Series Seed 2 convertible preferred stock at a purchase price of $4.26 per share, and received aggregate gross proceeds of $4.5 million.

(4)

In March 2021, we entered into a Series A preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 5,894,740 shares of our Series A convertible preferred stock at a purchase price of $9.50 per share, and received aggregate gross proceeds of $56.0 million.

(5)

In April 2021, we entered into a Series B preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 8,038,073 shares of our Series B convertible preferred stock at a purchase price of $15.551 per share, and received aggregate gross proceeds of $125.0 million.

(6)

From the date of adoption of the Company’s Prior Plan, to the effective date of this registration statement, we granted stock options under our Prior Plan to purchase up to an aggregate of                 shares of our common stock to our employees, directors and consultants, at a weighted-average exercise price of $                , and                  of these options have been cancelled. Through the effective date of this registration statement,                 shares of common stock were issued upon the exercise of options granted to employees, directors and consultants and the payment of $                 to us was made.

The offers, sales and issuances of the securities described in paragraphs (1) through (5) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (6) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the 2018 Plan.

Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of this offering.

3.3	Bylaws, as currently in effect.

3.4	Form of Amended and Restated Bylaws to become effective upon the closing of this offering.

4.1†	Form of Common Stock Certificate of the registrant.

4.2	Amended and Restated Investors’ Rights Agreement, by and between the registrant and certain of its stockholders, dated April 15, 2021.

5.1†	Opinion of Cooley LLP.

10.1+	Form of Indemnity Agreement, by and between the registrant and its directors and officers.

10.2+	Janux Therapeutics, Inc. 2017 Equity Incentive Plan, as amended, and Forms of Option Agreement, Notice of Exercise and Early Exercise Stock Purchase Agreement thereunder.

10.3+†	Janux Therapeutics, Inc. 2021 Equity Incentive Plan, and Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.4+†	Janux Therapeutics, Inc. 2021 Employee Stock Purchase Plan.

10.5+†	Non-Employee Director Compensation Policy.

10.6+	Employment Agreement, by and between the registrant and David Campbell, Ph.D., dated January 1, 2021.

10.7+	Employment Agreement by and between the registrant and Andy Meyer, dated February 17, 2021.

10.8*	Research Collaboration and Exclusive License Agreement by and between the registrant and Merck Sharp & Dohme Corp., dated December 17, 2020.

10.9*	Support Services Agreement by and between the registrant and COI Pharmaceuticals, Inc., dated January 1, 2021.

10.10*	Cell Line License Agreement by and between the registrant and WuXi Biologics (Hong Kong) Limited, dated April 19, 2021.

10.11+	Consulting Agreement by and between the registrant and Sheila Gujrathi, M.D., dated March 10, 2021.

10.12+	Janux Therapeutics, Inc. 2021 Change in Control and Severance Benefit Plan.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Certain portions of this exhibit are omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on May 19, 2021.

JANUX THERAPEUTICS, INC.

By:	/s/ David Campbell
David Campbell, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Campbell, Ph.D., and Tighe Reardon, and each of them, as her or his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for her or him and in her or his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Campbell David Campbell, Ph.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	May 19, 2021

/s/ Tighe Reardon Tighe Reardon	Acting Chief Financial Officer (Principal Financial and Accounting Officer)	May 19, 2021

/s/ Vickie Capps Vickie Capps	Director	May 19, 2021

/s/ Sheila Gujrathi Sheila Gujrathi, M.D.	Director	May 19, 2021

/s/ Stefan Heller Stefan Heller, Ph.D.	Director	May 19, 2021

/s/ Jay Lichter Jay Lichter, Ph.D.	Director	May 19, 2021

/s/ Jake Simson Jake Simson, Ph.D.	Director	May 19, 2021

/s/ Peter Thompson Peter Thompson, M.D.	Director	May 19, 2021